As filed with the Securities and Exchange Commission on January 3, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SANTANDER DRIVE AUTO RECEIVABLES LLC

as depositor to the issuing entities and the grantor trusts described herein

(Exact name of registrant as specified in its charter)

Delaware	20-4382941
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001383094

Central Index Key Number of sponsor: 0001540151

Santander Consumer USA Inc.

(Exact name of sponsor as specified in its charter)

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 292-1930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Walden, Esq.

Santander Consumer USA Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Lindsay M. O’Neil, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated [_______] [●], 20[●]

PROSPECTUS

$[●]

[Santander] Drive Auto Receivables Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [ ]

Santander Drive Auto Receivables LLC	[Santander Bank, N.A.]	Santander Consumer USA Inc.
Depositor	[Servicer]	Sponsor [and Servicer]
Central Index Key Number: 0001383094		Central Index Key Number: 0001540151

[Santander] Drive Auto Receivables Trust 20[●]-[●] will issue the following asset-backed notes:

You should carefully read the
risk factors set forth under
“Risk Factors” beginning on
page [●] of this prospectus.

The notes are asset backed
securities. The notes will be the
obligation solely of the issuing
entity and will not be obligations
of or guaranteed by Santander
Consumer USA Inc., Santander
Drive Auto Receivables LLC, the
underwriters or any of their
affiliates.

	Initial Principal Amount(2)(3)			Interest Rate[(4)]		Final Scheduled Payment Date
Class A-1 Notes	$	[	●]	[●]%		[●]
Class A-2[-A] Notes [Class A-2-B Notes] }	$	[	●]	[●]% [Benchmark Rate + [●]%(5)]		[●]
Class A-3 Notes	$	[	●]	[●]%		[●]
[Class A-4 Notes]	$	[	●]	[●]%		[●]
Class B Notes	$	[	●]	[●]%		[●]
Class C Notes	$	[	●]	[●]%		[●]
Class D Notes	$	[	●]	[●]%		[●]
[Class E Notes](1)	$	[	●]	[●]%(6)		[●]

Total	$	[	●]

	Price to Public(7)			Underwriting Discount		Proceeds to the Depositor
Per Class A-1 Note		[	●]%	[	●]%	[	●]%
Per Class A-2[-A] Note		[	●]%	[	●]%	[	●]%
[Per Class A-2-B Note]		[	●]%	[	●]%	[	●]%
Per Class A-3 Note		[	●]%	[	●]%	[	●]%
[Per Class A-4 Note]		[	●]%	[	●]%	[	●]%
Per Class B Note		[	●]%	[	●]%	[	●]%
Per Class C Note		[	●]%	[	●]%	[	●]%
Per Class D Note		[	●]%	[	●]%	[	●]%

Total	$	[	●]	$ [	●]	$ [	●]

(1)

[The Class E notes are not being offered hereby and are anticipated to be either privately placed or retained by the depositor or another affiliate of SC. The Class E notes will be entitled to certain payments as described herein.]

(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(3)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of SC.]
(4)

[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]

(5)

[If issued, the Class A-2-B notes will accrue interest at a floating rate based on a benchmark rate plus a spread. The initial benchmark rate will be the SOFR Rate, which will be determined by the calculation agent using the method described in “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of the benchmark rate plus the spread is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes, if any, for such interest period will be deemed to be 0.00%.] [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2-B notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (“SOFR ”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest initially will be based on a SOFR-based rate such as SOFR, 30-day average SOFR or daily compounded SOFR.]

(6)

Interest on the Class E notes will accrue at [●]% through and including the interest accrual period for the [●] payment date following the closing date. For each interest accrual period following the interest accrual period for such [●] payment date, (i) if on the [●] payment date the targeted overcollateralization amount has been reached, interest on the Class E notes will accrue at [●]%, or (ii) if on the [●] payment date the targeted overcollateralization amount has not been reached, interest on the Class E notes will accrue at [●]%.

(7)	Plus accrued interest, if any, from the closing date.

•

The notes are payable solely from the assets of the issuing entity, which [consist primarily of a certificate representing the entire beneficial ownership in the grantor trust; the assets of the grantor trust] consist primarily of [a revolving pool of] receivables, which are motor vehicle retail installment sale contracts [and/or installment loans] that are secured by [new and] used automobiles, heavy-duty trucks, light-duty trucks, SUVs[, motorcycles] and vans, [all][substantially all][most][a majority][some] of which are the obligations of “sub-prime” credit quality obligors, [payments due under an interest rate [swap] [cap] agreement] [and funds on deposit in the reserve account][and funds on deposit in the accumulation account and the interest supplement account]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date]. [[    ] will be the counterparty to the interest rate swap agreement]. [[    ] will be the cap provider under the interest rate cap agreement.]

•

The issuing entity will pay interest on and[, during the amortization period,] principal of the notes on the [●] day of each month, or, if the [●] day is not a business day, the next business day, starting on [__________][●], 20[●].

•

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [●]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

•

Credit enhancement for the notes will consist of [overcollateralization,] [an interest supplement account,] [a reserve account funded with an initial amount of not less than [●]% of the pool balance as of the cut-off date,] [excess interest on the receivables] [and] [the yield supplement overcollateralization amount], [and the risk retention reserve account with a deposit on the closing date of $[●]], and, in the case of each class of the offered notes [(other than the Class [●] notes)], the subordination of certain payments to the noteholders of less senior classes of notes.

•	The issuing entity will also issue non-interest bearing certificates representing the equity interest in the issuing entity, which are not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

UNDERWRITERS
[●]	[●]	[●]

The date of this prospectus is [__________] [●], 20[●].

i

(continued)

(continued)

(continued)

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, [Santander] Drive Auto Receivables Trust 20[●]-[●], including terms and conditions that apply to the notes offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with other or different information. We are not offering the notes offered hereby in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the cover.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index” beginning on page [ ] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Santander Drive Auto Receivables LLC.

v

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by [Santander Consumer USA Inc. (“SC”)][the servicer], and sent on behalf of the issuing entity to the indenture trustee, which will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at ([●]) [●]-[●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. SC, the servicer, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “[Santander] Drive Auto Receivables Trust 20[●]-[●]” and file number [●]-[●]-[●]. The issuing entity incorporates by reference any current reports on Form 8-K filed after the date of this prospectus by or on behalf of the issuing entity before the termination of the offering of the notes. The issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on SC’s website because those reports are made available to the public on the SEC website as described above.

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO INVESTORS: UNITED KINGDOM

PROHIBITION ON SALES TO UK RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED (THE “EUWA”) AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA (SUCH RULES AND REGULATIONS AS AMENDED) TO IMPLEMENT DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR (A “UK QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED), AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA, AND AS AMENDED (THE “UK PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED), AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA, AND AS AMENDED (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF ANY CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE UK PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE UK WILL BE MADE ONLY TO A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE UK QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

OTHER UK REGULATORY RESTRICTIONS

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED. NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UK AND NO ONE IN THE UK FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

PROHIBITION ON SALES TO EU RETAIL INVESTORS

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR (AN “EU QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 (AS AMENDED) (THE “EU PROSPECTUS REGULATION”). CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE EEA WILL BE MADE ONLY TO AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE EU QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE EEA OTHER THAN TO EU QUALIFIED INVESTORS.

NOTICE TO RESIDENTS OF CANADA

THE NOTES MAY BE SOLD ONLY TO PURCHASERS IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA, ONTARIO AND QUEBEC PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPALS THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 (OR, IN THE CASE OF SECURITIES ISSUED OR GUARANTEED BY THE GOVERNMENT OF A NON-CANADIAN JURISDICTION, SECTION 3A.4) OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

LANGUAGE OF DOCUMENT

EACH PURCHASER OF NOTES IN CANADA BY ITS PURCHASE OF NOTES AGREES THAT IT IS SUCH PURCHASER’S EXPRESS WISH THAT ALL DOCUMENTS EVIDENCING OR RELATING IN ANY WAY TO THE SALE OF SUCH NOTES BE DRAFTED IN THE ENGLISH LANGUAGE ONLY. CHAQUE SOUSCRIPTEUR DE BILLETS AU CANADA RECONNAIT PAR LES PRESENTES AVOIR EXPRESSEMENT DEMANDE QUE SOIENT REDIGES EN ANGLAIS UNIQUEMENT TOUS LES DOCUMENTS QUI, DE QUELQUE FAÇON QUE CE SOIT, ATTESTENT LA VENTE DE CES BILLETS OU Y ONT TRAIT.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds prior to an acceleration after an event of default and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

(1)	[The Class E notes are not being offered hereby.]
(2)

[Neither the][The] certificates, which represent an equity interest in the issuing entity, [will initially be issued to the depositor and are not] [nor the grantor trust certificate, which represents an equity interest in the grantor trust, are] being offered hereby. [The depositor intends to sell [a portion][the majority][all] of the certificates on or after the closing date [to a majority-owned affiliate of the sponsor].]

x

Flow of Funds(1)

(Prior to an Acceleration after an Event of Default)

Available Funds
Pro rata, to the servicer, the servicing fee, and to the administrator, the administration fee
Pro rata, to the indenture trustee, the owner trustee, [the grantor trust trustee] and the asset representations reviewer, for fees, indemnities and expenses up to $[ ] per annum
[To the swap counterparty, the Net Swap Payment]
[Pro rata] Interest on the Class A Notes [and to the swap counterparty, Senior Swap Termination Payments]
First Allocation of Principal
Interest on the Class B Notes
Second Allocation of Principal
Interest on the Class C Notes
Third Allocation of Principal
Interest on the Class D Notes
Fourth Allocation of Principal
[Interest on the Class E Notes]
[Fifth Allocation of Principal]
To the reserve account, the amount necessary to increase balance to required amount
Regular Allocation of Principal
[To the swap counterparty, the Subordinated Swap Termination Payments]
Pro rata, to the indenture trustee, the owner trustee, [the grantor trust trustee] and the asset representations reviewer, for unpaid fees, indemnities and expenses
Any remaining funds for distribution to the holders of the certificates

(1)	For further detail, see “The Notes—Payments of Principal” and “The Indenture—Priority of Payments” in this prospectus.

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES*

Issuing Entity [and Grantor Trust]

[Santander] Drive Auto Receivables Trust 20[●]-[●], a Delaware statutory trust, will be the “issuing entity” of the notes. [The primary asset of the issuing entity will be a certificate representing the entire beneficial ownership in [Santander] Drive Auto Receivables Grantor Trust 20[●]-[●], a Delaware statutory trust, which will be the “grantor trust”.] The primary assets of the [issuing entity][grantor trust] will be a [revolving] pool of receivables, which are motor vehicle retail installment sale contracts [and/or installment loans] secured by [new and] used automobiles, heavy-duty trucks, light-duty trucks, SUVs[, motorcycles] and vans.

Depositor

Santander Drive Auto Receivables LLC, a Delaware limited liability company and a wholly-owned special purpose subsidiary of SC, is the “depositor.” The depositor will sell the receivables to the issuing entity [on the closing date and from time to time during the revolving period].

You may contact the depositor by mail at 1601 Elm Street, Suite 800, Dallas, Texas 75201, or by calling (214) 292-1930.

Sponsor

Santander Consumer USA Inc., an Illinois corporation known as “SC”, is the “sponsor” of the transaction described in this prospectus.

Servicer

[SC][Santander Bank, N.A., a national banking association (“SBNA”)], or the “servicer,” will service the receivables held by the [issuing entity][grantor trust] and the servicer will be entitled to receive a servicing fee for each collection period.

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

The “servicing fee” for any payment date will be an amount equal to the product of (1) [   ]%; (2) one-twelfth [(or, with respect to the first payment date, [one-sixth][[ ]/360)]]; and (3) the pool balance as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account[ and the reserve account], if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date prior to payments to the noteholders from funds on deposit in the collection account with respect to the collection period preceding such payment date, [including funds, if any, deposited into the collection account from the reserve account].

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

Originator

SC is the “originator” of the receivables. SC, as “seller,” will sell all of the receivables to be included in the receivables pool to the depositor [,][and] the depositor will sell those receivables to the issuing entity [and the issuing entity will sell those receivables to the grantor trust].

Administrator

[SC][      ] will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity [and the grantor trust].

The “administration fee” for any payment date will be an amount equal to [the product of (1) [  ]%; (2) one-twelfth [(or, with respect to the first payment date, [one-sixth][[ ]/360)]]; and (3) the pool balance as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date)][$[__] per annum]. The administration fee, together with any portion of the administration fee that remains unpaid from prior payment dates, will be payable on each payment date prior to payments to the noteholders from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account.

Trustees

[      ], a [      ], will be the “owner trustee” [and the “grantor trust trustee”].

[      ], a [      ], will be the “indenture trustee.”

Asset Representations Reviewer

[      ], a [      ], will be the “asset representations reviewer.”

[Calculation Agent]

[[      ], a [      ], will be the “calculation agent.”]

[Swap Counterparty]

[[      ], a [      ], will be the “swap counterparty”] [insert disclosure required by Item 1115 of Regulation AB].

[Cap Provider]

[[      ], a [      ], will be the “cap provider.”] [insert disclosure required by Item 1115 of Regulation AB.]

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class		Initial Note Principal Amount(1)(2)		Interest Rate[(3)]		Final Scheduled Payment Date
Class A-1 Notes		$	[●]	[	●]%	[	●]
Class A-2[-A] Notes	}	$	[●]	[	●]%	[	●]
[Class A-2-B Notes]				[Benchmark	] + [●]%[(4)]
Class A-3 Notes		$	[●]	[	●]%	[	●]
[Class A-4 Notes]		$	[●]	[	●]%	[	●]
Class B Notes		$	[●]	[	●]%	[	●]
Class C Notes		$	[●]	[	●]%	[	●]
[Class D Notes]		$	[●]	[	●]%	[	●]

(1)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of SC.]
(3)

[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]

(4)

[If issued, the Class A-2-B notes will accrue interest at a floating rate based on a benchmark rate plus a spread. The initial benchmark rate will be the SOFR Rate, which will be determined by the calculation agent using the method described in “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of the benchmark rate plus the spread is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes, if any, for such interest period will be deemed to be 0.00%.] [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2-B notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (“SOFR ”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest initially will be based on a SOFR-based rate such as SOFR, 30-day average SOFR or daily compounded SOFR.]

[The Class A-2-A notes and the Class A-2-B notes are sometimes together referred to as the “Class A-2 notes.” The Class A-2-A notes rank pari passu with the Class A-2-B notes.]

[The allocation of the principal amount between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing and may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2-A notes and none of the principal amount is allocated to the floating rate Class A-2-B notes. Up to [●]% of the aggregate initial principal amount of the Class A-2 notes may be allocated to the Class A-2-B notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes will be determined no later than the day of pricing and may result in any number of possible scenarios, although the aggregate principal amount of the Class A-3 notes and the Class A-4 notes will be equal to $[ ].]

[SC will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes—The market value, liquidity and voting power of your notes may be adversely impacted by retention of notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes].”]

The interest rate for each class of notes will be a fixed rate [or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche]. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2-A] notes are the fixed rate notes and the Class [A-2-B] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes”, and to notes that bear interest at a fixed rate as “fixed rate notes”.

[If issued, the Class A-2-B notes will accrue interest at a floating rate based on the Benchmark Rate plus a spread. The initial Benchmark Rate will be [insert available SOFR-based rate] (the “Benchmark Rate”). The calculation agent will obtain the Benchmark Rate and calculate the interest rate for the Class A-2-B notes. For a description of how interest will be calculated on the floating rate notes, see “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of the Benchmark Rate and the applicable spread set forth above and on the front cover of this prospectus is less than 0.00% for any interest period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%. See “Risk Factors—Risks related to the issuance of a floating rate class of notes and the uncertainty of SOFR—A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2-B notes to 0.00%” and “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

[The issuing entity will also issue $[●] of Class E asset-backed notes, which are not being offered by this prospectus. [Interest on the Class E notes will accrue at [●]% through and including the interest accrual period for the [●] payment date following the closing date. For each interest accrual period following the interest accrual period for such [●] payment date, (i) if on the [●] payment date the targeted overcollateralization amount has been reached, interest on the Class E notes will accrue at [●]%, or (ii) if on the [●] payment date the targeted overcollateralization amount has not been reached, interest on the Class E notes will accrue at [●]%.]

The final scheduled payment date for the Class E notes is [●]. The Class E notes are not being publicly registered and are anticipated to be either privately placed or retained by the depositor or another affiliate of SC. Information about the Class E notes is set forth herein solely to provide a better understanding of the offered notes.]

We refer to the Class A-1 notes, the Class A-2 notes [and] [the Class A-3 notes] [and the Class A-4 notes] as the “Class A notes.” We refer to the Class A notes, the Class B notes, the Class C notes, the Class D notes [and the Class E notes], collectively as the “notes.” The Class A notes, the Class B notes, the Class C notes and the Class D notes, which we collectively refer to as the “offered notes”, are the only securities that are being offered by this prospectus.

The offered notes are issuable in a minimum denomination of $[●] and in integral multiples of $[1,000] in excess thereof, subject to certain exceptions set forth in the indenture. [The Class E notes are issuable in a minimum denomination of $[●] and in integral multiples of $[1,000] in excess thereof.] See “The Notes — Delivery of Notes” in this prospectus.

The issuing entity expects to issue the notes on or about [●], which we refer to as the “closing date.”

THE CERTIFICATES

On the closing date, the issuing entity will issue subordinated and non-interest bearing “certificates” in a nominal aggregate principal amount of $[100,000], which represent the equity interest in the issuing entity and are not offered hereby. The holders of the certificates, or “certificateholders”, will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. The certificates will initially be held by the depositor, but the depositor [may transfer all or a portion of the certificates to one of its affiliates [or sell [all or] a portion of the certificates][or sell the portion of the certificates not required to be retained] on or after the closing date][intends to sell all of the certificates on or after the closing date]. [The certificates are not being offered by this prospectus.] [However, the portion of the certificates retained by the depositor or another majority-owned affiliate of SC to satisfy U.S. credit risk retention rules will not be sold, transferred, subjected to any credit risk mitigation or hedged except as permitted under, or in accordance with, those rules. See “—Credit Risk Retention”.]

INTEREST AND PRINCIPAL

To the extent of funds available, the issuing entity will pay interest and [, during the revolving period,] principal on the notes monthly, on the [  ] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [      ][●], 20[●]. On each payment date or redemption date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date or redemption date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

Interest on the Class [A-1] notes [and the Class [A-2-B] notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date and will be due and payable on each payment date.

Interest on the Class [A-2[-A]] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes, the Class[ D] notes [and the Class E notes] will accrue from and including the [  ] day of the calendar month preceding a payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [  ] day of the month in which the payment date occurs and will be due and payable on each payment date.

Interest accrued as of any payment date but not paid on such payment date will be due on the next payment date, together with interest on such unpaid amount at the applicable interest rate (to the extent lawful).

The issuing entity will pay interest on the Class [A-1] notes [and the Class [A-2-B] notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year.

This means that the interest due on each payment date for the Class [A-1] notes [and the Class A-2-B notes, as applicable] will be the product of: (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

[If the sum of the Benchmark Rate plus the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. See “The Notes—Payments of Interest” in this prospectus.]

The issuing entity will pay interest on the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes, the Class [D] notes [and the Class E notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes, the Class [D] notes [and the Class E notes] will be the product of (i) the outstanding principal amount of the related class of notes, (ii) the related interest rate and (iii) 30 [(or, in the case of the first payment date, the number of days from and including the closing date to but excluding the [●] day of the month in which the first payment date occurs (assuming a 30-day calendar month))], divided by 360. Interest payments on all Class A notes will have the same priority. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes. Interest payments on the Class C notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes and the Class B notes. Interest payments on the Class D notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes, the Class B notes and the Class C notes. [Interest payments on the Class E notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes, the Class B notes, the Class C notes and the Class D notes.]

A failure to pay the interest due on the notes of the Controlling Class (i.e., the senior most class of notes outstanding, with the Class A notes being the most senior and the Class [E] notes being the most junior)

on any payment date that continues for a period of five business days or more will result in an event of default.

Principal Payments

[The issuing entity will not pay principal on the notes on any payment date related to the revolving period. No principal will be paid on the notes before the expected final payment date, unless the amortization period begins before that date or the notes are redeemed by the issuing entity as described below under “–Optional Purchase of Receivables and Redemption of the Notes.” The amortization period will begin on the payment date in [●], which is the “expected final payment date”, unless the amortization period begins before that date due to the occurrence of an early amortization event, as described below under “—The Amortization Period”. If the notes are not paid in full on the expected final payment date, step-up amounts will also be payable on the notes, see “—Step-up Amounts” below and if principal is paid on the notes prior to the note redemption period, make-whole payments may be payable on the notes. See “—Make-Whole Payments” below.]

The issuing entity will generally pay principal sequentially to the earliest maturing class of notes monthly on each payment date [related to the amortization period] in accordance with the payment priorities described below under “—Priority of Payments.”

The issuing entity will make principal payments on the notes based on the amount of collections and defaults on the receivables during the prior collection period. This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments on the notes.

On each payment date prior to the acceleration of the notes following an event of default, which is described below under “—Payment of Principal and Interest after an Event of Default,” the issuing entity will distribute funds available to pay principal of the notes as follows:

(1)	first, to the Class A-1 noteholders until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[-A] noteholders [and the Class A-2-B noteholders, ratably,] until the Class A-2[-A] notes [and the Class A-2-B notes are paid in full];
(3)	third, to the Class A-3 noteholders until the Class A-3 notes are paid in full;

(4)	[fourth, to the Class A-4 noteholders until the Class A-4 notes are paid in full;]

(5)	[fifth], to the Class B noteholders until the Class B notes are paid in full;

(6)	[sixth], to the Class C noteholders until the Class C notes are paid in full; [and]

(7)	[seventh], to the Class D noteholders until the Class D notes are paid in full; [and]

(8)	[eighth, to the Class E noteholders until the Class E notes are paid in full.]

For a description of how principal will be distributed following acceleration of the notes after an event of default, see “—Payment of Principal and Interest after an Event of Default” below.

[In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

[Make-Whole Payments]

[A make-whole payment will be payable as the result of any principal payment on the notes having been made on any payment date prior to the note redemption period as the result of (a) the occurrence of an early amortization event resulting from the adjusted pool balance declining to less than 50% of the initial aggregate principal amount of the notes or (b) the issuing entity’s exercise of its option to redeem the notes. The “note redemption period” is the period beginning on the payment date in [●] and ending on the date on which the notes have been paid in full. See “The Notes—Payments of Make-Whole Payments” in this prospectus for a description of how make-whole payments are calculated.

Any such make-whole payments will be paid on the notes from available funds as described under “—Priority of Payments” below, and any make-whole payment payable but not paid on a payment date will be payable on the next payment date. As a result of the priority of payments described in this prospectus, any make-whole payments will not be paid by the issuing entity until the outstanding principal amount of the notes is paid in full. The failure to pay any make-whole payment on any payment date on any class of notes will not be an event of default until the final scheduled payment date or the redemption date. Interest will not accrue on the amount of any make-whole payments remaining unpaid on a payment date.]

[Step-up Amounts]

[If the notes are not paid in full on the expected final payment date, a step-up amount will accrue. The “step-up amount” for each payment date following the expected final payment date and for each class of notes will be equal to the product of (i) the outstanding principal amount of such class of notes as of the immediately preceding payment date (after giving effect to principal payments made on such immediately preceding payment date), (ii) the applicable step-up rate for such class of notes and (iii) [30 divided by 360]. The “step-up rate” for each class of notes will be the interest rate for that class of notes.

Any step-up amount will be payable from available funds as described under “—Priority of Payments” below, and any step-up amount not paid on a payment date will be payable on the next payment date. As a result of the priority of payments described in this prospectus, any step-up amounts will not be paid by the issuing entity until the outstanding principal amount of the notes is paid in full. The failure to pay any step-up amount on any payment date will not be an event of default until the final scheduled payment date or the redemption date. Interest will not accrue on the amount of any step-up amounts remaining unpaid on a payment date.]

Payment of Principal and Interest after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal and interest will change from the description in “—Interest Payments” above, “—Principal Payments” above and “—Priority of Payments” below. The priority of payments of principal and interest after an event of default under the indenture and acceleration of the notes will depend on the nature of the event of default.

On each payment date after an event of default under the indenture occurs and the notes are accelerated (as a result of a payment default or a bankruptcy event relating to the issuing entity), after payment of certain amounts to the trustees, the servicer, the administrator and the asset representations reviewer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes and then principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes] will receive principal payments, ratably, based on the outstanding principal amount of each remaining class of the Class A notes until each such class of notes is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to noteholders of the Class C notes. After interest on and principal of all of the Class C notes are paid in full, interest and principal payments will be made to noteholders of the Class D notes. [After interest on and principal of all of the Class D notes are paid in full, interest and principal payments will be made to noteholders of the Class E notes.]

On each payment date after an event of default under the indenture occurs and the notes are accelerated as a result of the issuing entity’s breach of a covenant (other than a payment default), representation or warranty, after payment of certain amounts to the trustees, the servicer, the administrator and the asset representations reviewer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes followed by interest on the Class B notes, the Class C notes[, ][and] the Class D notes[ and the Class E notes], sequentially. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes] will receive principal payments, ratably, based on the outstanding principal amount of [the][each remaining class of] Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes] until each such class is paid in full. Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full. After the Class B notes are paid in full, principal payments will be made to the Class C noteholders until the Class C notes are paid in full. After the Class C notes are paid in full, principal payments will be made to the Class D noteholders until the Class D notes are paid in full. [After the Class D notes are paid in full, principal payments will be made to the Class E noteholders until the Class E notes are paid in full.] Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account [and the risk retention reserve account].

See “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth below under “—Priority of Payments.”

Optional Redemption of the Notes

The servicer will have the right at its option to exercise a “clean-up call” to purchase (and/or to designate one or more other parties to purchase) the receivables and the other issuing entity property (other than the reserve account) from the issuing entity [and the grantor trust] on any payment date if both of the following conditions are satisfied: (a) as of the last day of the related collection period, the pool balance has declined to [10][5]% or less of [the sum of (i)] the pool balance as of the [initial] cut-off date [and (ii) the initial aggregate principal balance of all subsequent receivables, if any, as of the applicable subsequent cut-off date] and (b) the sum of the purchase price (as described below) and the available funds for such payment date would be sufficient to pay the sum of (i) the servicing fee for such payment date and all unpaid servicing fees for prior periods, (ii) the administration fee for such payment date and all unpaid administration fees for prior periods, (iii) all fees, expenses and indemnities owed to the indenture trustee[,][ and] the owner trustee [and the grantor trust trustee] and not previously paid, (iv) interest then due on the outstanding notes and (v) the aggregate unpaid Note Balance of all of the outstanding notes [and any accrued and unpaid make-whole payments and step-up amounts]. We use the term “pool balance” to mean, at any time, the aggregate outstanding principal balance of the receivables (other than defaulted receivables) [owned by the grantor trust] at such time. If the servicer (or its designee) purchases the receivables and other issuing entity property (other than the reserve account), the purchase price will equal the greater of (a) the unpaid principal amount of all of the outstanding notes, plus accrued and unpaid interest on the outstanding notes at the applicable interest rate up to but excluding that payment date (after giving effect to all distributions to be made on that payment date) [plus all amounts owing to the swap counterparty as of that payment date] and (b) the pool balance as of the last day of the collection period immediately preceding such payment date.

It is expected that at the time this [“clean-up call”] option becomes available to the servicer, only the [Class D notes] [and the Class E notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining available funds after the payments under clauses first through [thirteenth] set forth in “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid Note Balance of all of the outstanding notes as determined by the [servicer][administrator]. On such payment date, the outstanding notes will be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, and such default continues for a period of five business days or more;

•	a default in the payment of principal of any note on the related final scheduled payment date or the redemption date [or default in the payment of any make-whole payments or any step-up amounts on the notes on the final scheduled payment date or the redemption date];

•	any failure by the issuing entity to duly observe or perform in any respect any of its covenants or agreements made in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed), which failure materially and adversely affects the rights of the noteholders, and which continues unremedied for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy that failure; provided that that failure is capable of remedy within 90 days) after written notice thereof has been given to the issuing entity from the indenture trustee or from noteholders evidencing at least 25% of the Note Balance of the outstanding notes, voting together as a single class;

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any respect when made, which failure materially and adversely affects the rights of the noteholders, and which failure continues unremedied for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy that failure; provided that that failure is capable of remedy within 90 days) after written notice thereof has been given to the issuing entity from the indenture trustee or from noteholders evidencing at least 25% of the Note Balance of the outstanding notes, voting together as a single class; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, if a delay in or failure of performance referred to under the first four bullet points above was caused by force majeure or other similar occurrence, then the grace periods described in those bullet points will be extended by an additional 60 calendar days.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes [and the failure to pay make-whole payments or any step-up amounts due to the lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or the redemption date].

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity [will be a certificate representing the entire beneficial ownership in the grantor trust, or the “grantor trust certificate.” The primary assets of the grantor trust] will be a pool of motor vehicle retail installment sale contracts [and/or installment loans] secured by [new and] used automobiles, heavy-duty trucks, light-duty trucks, SUVs[, motorcycles] and vans. We refer to these contracts and loans as “receivables,” to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts and loans as “obligors.” [As of the [initial] cut-off date, approximately [ ]% of the principal balance of receivables were receivables that have obligors classified as commercial accounts.] [The assets of the issuing entity and the grantor trust are referred to collectively in this prospectus as the “issuing entity property.”]

[Substantially all][A majority] of the receivables were underwritten in accordance with the [applicable] originator’s underwriting criteria for “sub-prime” receivables. The receivables identified on the schedule of receivables delivered by SC on the closing date [and on any funding date][and on each payment date during the revolving period] will be transferred by SC to the depositor [and then transferred by the depositor to the issuing entity and then transferred by the issuing entity to the grantor trust]. The issuing entity[ and the grantor trust] will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders [and the swap counterparty].

The “issuing entity property” will include [the grantor trust certificate and other interests of the issuing entity and the grantor trust in] the following:

•	the receivables, including collections on the receivables received after [the applicable cut-off date (which, for the receivables sold to the issuing entity on the closing date is] [ ] [●], 20[●], which we refer to as the [initial] “cut-off date” [and for the receivables sold to the issuing entity on a funding date is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”)];

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts [and/or installment loans] evidencing the receivables;

•	[rights under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;]

•	[rights under the interest rate cap agreement and payments made by the cap provider under the interest rate cap agreement;]

•	rights to any proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles or any refunds in connection with any extended service agreements or other related ancillary products relating to receivables which become defaulted receivables after the cut-off date;

•	any other property securing the receivables;

•	rights to amounts on deposit in the reserve account, the collection account, [the risk retention reserve account] and any other account established pursuant to the indenture or the [administration agreement][servicing agreement] (other than the certificate distribution account) and all cash, investment property and other property from time to time credited thereto and all proceeds thereof;

•	rights under the sale agreement, the servicing agreement, the administration agreement[,][ and] the purchase agreement[ and the receivables contribution agreement]; and

•	the proceeds of any and all of the above.

Receivable Representations and Warranties

SC will make certain representations and warranties regarding the characteristics of the receivables as of the [applicable] cut-off date. A breach of these representations may, subject to certain conditions, result in SC being obligated to repurchase the related receivable. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by SC of those representations and warranties.

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) requests that SC repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by SC, the requesting party will have the right to refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration. The terms of the mediation or arbitration, as applicable, are described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” in this prospectus, if the aggregate amount of 60-day delinquent receivables exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent receivables for compliance with the representations and warranties made by SC [and the servicer]. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” in this prospectus.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the pool of receivables [as of the [statistical] cut-off date] [in the pool as of [ ]], which we refer to as the “[statistical] cut-off date”.

[As of the close of business on the statistical cut-off date, the receivables in the pool had an aggregate outstanding principal balance of $[●]. The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i)

that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by SC to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which SC is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date.] [The characteristics of the subsequent receivables sold to the issuing entity on each funding date may vary somewhat from the characteristics of the receivables as of the initial cut-off date.] [All][Substantially all][Most][A majority][Some] of the receivables are the obligations of obligors with credit histories that are below prime or otherwise considered “sub-prime.”

[The characteristics of the receivables transferred to the issuing entity as of the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material. The issuing entity has provided asset-level information as of the cut-off date with respect to the receivables pool on Form ABS-EE. See “The Receivables Pool—Asset Level Information” in this prospectus.]

As of the close of business on the [statistical] cut-off date, the receivables in the [statistical] pool described in this prospectus had an aggregate outstanding principal balance of $[●] and had:

•	a weighted average contract rate of approximately [●]%;

•	a weighted average original term of approximately [●] months;

•	a weighted average remaining term of approximately [●] months;

•	a weighted average loan-to-value ratio of approximately [●]%;

[•	a weighted average loan funded score of approximately [●];]

•	a minimum FICO® score at origination of [●](1);

•	a maximum FICO® score at origination of [●]; [and]

(1)	Excludes receivables with no FICO® score at origination.
•	a weighted average FICO® score at origination of approximately [●](1)[; and]

•	approximately [ ]% of the principal balance of receivables were receivables that have obligors classified as commercial accounts.

For more information about the characteristics of the receivables in the pool [as of the [statistical] cut-off date], see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial statistical cut-off date] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus.

As described below under “The Originator—Credit Risk Management and Underwriting”, SC utilizes a proprietary underwriting platform for loan originations. As described below under “The Originator—Credit Risk Management and Underwriting—Application Decisioning and Underwriting”, SC originates receivables considered by SC to be exceptions to SC’s underwriting guidelines. As of the [statistical] cut-off date, [●] of the receivables, having an aggregate outstanding principal balance of $[●] (approximately [●]% of the principal balance of the receivables in the [statistical] pool as of the [statistical] cut-off date), were considered by SC to be exceptions to SC’s underwriting guidelines. See “The Receivables Pool—Exceptions to Underwriting Criteria” in this prospectus.

In addition to the purchase of receivables from the [issuing entity][grantor trust] in connection with the servicer’s (or its designee’s) exercise of its “clean-up call” option as described above under “—Interest and Principal—Optional Redemption of the Notes,” receivables may be purchased from the [issuing entity][grantor trust] by the sponsor, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, [and by the servicer, in connection with the breach of certain servicing covenants,] as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Collection, Extensions and Modifications of Receivables” in this prospectus.

[SUBSEQUENT RECEIVABLES]

[On the closing date, $[    ] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the

“pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount.” During the funding period (defined below), the issuing entity will use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to [●]% of the aggregate principal balance of the subsequent receivables as of the applicable subsequent cut-off date. The issuing entity may acquire subsequent receivables on any business day during the funding period (but no more than once a week) each of which we refer to as a “funding date.” Subsequent receivables must meet certain eligibility criteria as described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” in this prospectus. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [●]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

The “funding period” will be the period that begins on the closing date and ends on the earliest to occur of:

•	[●], 20[●];[2]

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the end of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (including investment earnings) and distribute those funds to noteholders as payment of principal. Such payments will be made either on a sequential or pro rata basis as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

[2]	NOTE: The funding period will not extend for more than one year from the date of the issuance of the securities in accordance with Item 1101(c)(3)(ii) of Regulation AB.

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.

The “revolving period” consists of the monthly periods from [ ] through [ ], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period” in this prospectus.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement —The Revolving Period” in this prospectus.

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates related to the revolving period to purchase additional receivables from the depositor.]

PRIORITY OF PAYMENTS

[Revolving Period

During the revolving period, the issuing entity will distribute available funds in the following order of priority:

•	first, pro rata, to the servicer, the servicing fee (including servicing fees not previously paid) and to the administrator, the administration fee (including administration fees not previously paid);

•	second, to the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee], any accrued and unpaid fees, reasonable expenses and indemnification amounts and, to the asset representations reviewer, any accrued and unpaid fees, reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor or the servicer; provided, that such fees, expenses and indemnification amounts payable (A) to the indenture trustee pursuant to this clause second may not exceed $[●] per annum in the aggregate, (B) to the owner trustee [and the grantor trust trustee] pursuant to this clause second may not exceed $[●] per annum in the aggregate and (C) to the asset representations reviewer pursuant to this clause second may not exceed $[●] per annum in the aggregate;

•	[third, to the swap counterparty, the Net Swap Payment;]

•	[fourth,] pro rata, (1) to the Class A noteholders, interest on the Class A notes and [(2) to the swap counterparty any Senior Swap Termination Payments payable to the swap counterparty;];

•	[fifth], to the Class B noteholders, interest on the Class B notes;

•	[sixth], to the Class C noteholders, interest on the Class C notes;

•	[seventh], to the Class D noteholders, interest on the Class D notes;

•	[eighth], to the Class E noteholders, interest on the Class E notes;

•	[ninth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes exceeds the aggregate receivables principal balance,

•	[tenth], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

•	[eleventh] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes plus the targeted overcollateralization amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

•	[twelfth], [to the swap counterparty, any Subordinate Swap Termination Payment]; and

•	[thirteenth], any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

The Amortization Period]

[During the amortization period,] Prior to the acceleration of the notes following an event of default, on each payment date, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and amounts, if any, paid by the swap counterparty] to the extent described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Reserve Account” in this prospectus) in the following amounts and order of priority:

•	first, pro rata, to the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee], any accrued and unpaid fees, reasonable expenses and indemnification amounts and, to the asset representations reviewer, any accrued and unpaid fees, reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor or the servicer; provided, that such fees, expenses and indemnification amounts payable pursuant to this clause first may not exceed, in the aggregate, $[●] per annum (prior to the occurrence of an event of default of the type described in the first, second or fifth bullet point under “—Events of Default” above);

•	second, pro rata, to the servicer, the servicing fee (including servicing fees not previously paid) and to the administrator, the administration fee (including administration fees not previously paid);

•	[third, to the swap counterparty, the Net Swap Payment;]

•	[fourth,] pro rata, (1) to the Class A noteholders, interest on the Class A notes and [(2) to the swap counterparty any Senior Swap Termination Payments payable to the swap counterparty;];

•	[fifth], to the noteholders, the First Allocation of Principal;

•	[sixth], to the Class B noteholders, interest on the Class B notes;

•	[seventh], to the noteholders, the Second Allocation of Principal;

•	[eighth], to the Class C noteholders, interest on the Class C notes;

•	[ninth], to the noteholders, the Third Allocation of Principal;

•	[tenth], to the Class D noteholders, interest on the Class D notes;

•	[eleventh], to the noteholders, the Fourth Allocation of Principal;

•	[twelfth, to the Class E noteholders, interest on the Class E notes;]

•	[thirteenth, to the noteholders, the Fifth Allocation of Principal;]

•	[fourteenth], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

•	[fifteenth], to the noteholders, the Regular Allocation of Principal;

•	[sixteenth, to the swap counterparty, any Subordinate Swap Termination Payment];

•	[seventeenth], pro rata, to the indenture trustee, the owner trustee[, the grantor trust trustee] and the asset representations reviewer, any accrued and unpaid fees, expenses and indemnification amounts not paid pursuant to clause first due solely to the per annum limitation set forth therein; and

•	[eighteenth], any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

The First Allocation of Principal, Second Allocation of Principal, Third Allocation of Principal, Fourth Allocation of Principal[, Fifth Allocation of Principal] and Regular Allocation of Principal will be paid to the holders of the notes as described under “The Notes—Payments of Principal” in this prospectus.

CREDIT ENHANCEMENT

Credit enhancement provides protection for the notes against losses and delays in payment on the receivables or other shortfalls of cash flow. The credit enhancement for the notes will be [the reserve account,] [the risk retention reserve account,] [overcollateralization (in addition to the yield supplement overcollateralization amount) and the yield supplement overcollateralization amount], the excess interest on the receivables and, in the case of the Class A notes, the Class B notes, the Class C notes and the Class D notes, subordination of certain payments as described below. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Overcollateralization” and “—Excess Interest” in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes:	Subordination of payments on the Class B notes, the Class C notes, the Class D notes and the Class E notes, overcollateralization, the reserve account[, the risk retention reserve account] and excess interest on the receivables.

Class B notes:	Subordination of payments on the Class C notes, the Class D notes and the Class E notes, overcollateralization, the reserve account[, the risk retention reserve account] and excess interest on the receivables.

Class C notes:	Subordination of payments on the Class D notes and the Class E notes, overcollateralization, the reserve account[, the risk retention reserve account] and excess interest on the receivables.

Class D notes:	[Subordination of payments on the Class E notes,] overcollateralization, the reserve account[, the risk retention reserve account] and excess interest on the receivables.

[Class E notes:]	[Overcollateralization, the reserve account[, the risk retention reserve account] and excess interest on the receivables.]

Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “—Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration.”

Subordination of Payments on the Class C Notes

As long as the Class A notes and the Class B notes remain outstanding, payments of interest on any payment date on the Class C notes will be subordinated to payments of interest on the Class A notes and the Class B notes and certain other payments on that payment date (including principal payments of the Class A notes and the Class B notes in specified circumstances), and payments of principal of the Class C notes will be subordinated to all payments of principal of and interest on the Class A notes and the Class B notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “—

Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration.”

Subordination of Payments on the Class D Notes

As long as the Class A notes, the Class B notes and the Class C notes remain outstanding, payments of interest on any payment date on the Class D notes will be subordinated to payments of interest on the Class A notes, the Class B notes and the Class C notes and certain other payments on that payment date (including principal payments of the Class A notes, the Class B notes and the Class C notes in specified circumstances), and payments of principal of the Class D notes will be subordinated to all payments of principal of and interest on the Class A notes, the Class B notes and the Class C notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “—Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration.”

[Subordination of Payments on the Class E Notes]

[As long as the Class A notes, the Class B notes, the Class C notes and the Class D notes remain outstanding, payments of interest on any payment date on the Class E notes will be subordinated to payments of interest on the Class A notes, the Class B notes, the Class C notes and the Class D notes and certain other payments on that payment date (including principal payments of the Class A notes, the Class B notes, the Class C notes and the Class D notes in specified circumstances), and payments of principal of the Class E notes will be subordinated to all payments of principal of and interest on the Class A notes, the Class B notes, the Class C notes and the Class D notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration.”]

Overcollateralization

Overcollateralization is the amount by which the pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the aggregate outstanding principal amount of the notes. The initial amount of overcollateralization on the closing date will be approximately [●]% of the pool balance as of the [initial] cut-off date and is expected to build to a targeted overcollateralization level on each payment date equal to [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [●] notes are paid in full,] [●]% of the pool balance as of the last day of the related collection period [and (ii) for each payment date after the payment date on which the Class [●] notes are paid in full, [●]% of the pool balance as of the last day of the related collection period] and (b)[●]% of the [sum of (x) the] pool balance as of the [initial cut-off date plus (y) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date] (the “targeted overcollateralization amount”). See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Overcollateralization” in this prospectus.

Reserve Account

On the closing date, the reserve account will initially be funded by a deposit of proceeds from the sale of the offered notes in an amount not less than [●]% of the initial [adjusted] pool balance as of the cut-off date [, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]. [(We use the term “adjusted pool balance” to mean, as of any date, the net pool balance at that time, minus the yield supplement overcollateralization amount (as described below) as of that date.)]

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance, the deficiency will be funded by the deposit of available funds to the reserve account in accordance with the priority of payments described above. The “specified reserve account balance” will be, on any payment date, an amount not less than [●]% of the [sum of (i) the] [adjusted] pool balance as of the [initial] cut-off date [and (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent cut-off date][outstanding balance of the notes after giving effect to all payments of principal on that payment date].

On each payment date, the indenture trustee will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses first through [thirteenth] of the priority of payments described above.

On each payment date, after giving effect to any withdrawals from the reserve account on such payment date, any amounts of cash on deposit in the reserve account in excess of the specified reserve account balance for that payment date will constitute available funds and will be distributed in accordance with the priority of payments. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Reserve Account.”

[Risk Retention Reserve Account

On or prior to the closing date, [the administrator][the servicer] will establish and maintain, or cause to be established and maintained, an account, which we refer to herein as the risk retention reserve account. [If the aggregate initial principal amount of the notes is $[ ], the depositor will make an initial deposit of an amount equal to at least $[ ].] The risk retention reserve account will be an eligible account held by the indenture trustee for the benefit of the issuing entity, and will be pledged by the issuing entity to the indenture trustee for the benefit of the issuing entity and the noteholders.

On each payment date, after making required payments to the servicer, the administrator and the holders of the notes, the issuing entity will make a deposit to the risk retention reserve account to the extent necessary to cause the amount on deposit in the risk retention reserve account to equal the risk retention reserve account required amount.

The amount that we refer to as the risk retention reserve account required amount with respect to any payment date is expected to be [ ]% of the adjusted pool balance as of the cut-off date. However, in no event will the risk retention reserve account required amount on any payment date be more than the then aggregate outstanding principal amount of the notes on such payment date. Additionally, on any date that the clean-up call is exercised, the risk retention reserve account required amount will be equal to $[ ]. As of any payment date, the amount of funds actually on deposit in the risk retention reserve account may, in certain circumstances, be less than the risk retention reserve account required amount.

All amounts on deposit in the risk retention reserve account on any payment date serve as credit enhancement since those amounts will be available to make up shortfalls in the amounts payable to the noteholders on such payment date to the extent described herein. With respect to each collection period, the indenture trustee will, upon direction of the administrator, withdraw any investment earnings from amounts on deposit in the risk retention reserve account and deposit such amounts in the collection account. If the clean-up call is exercised, the indenture trustee will, upon written directions from the administrator, withdraw any remaining amounts on deposit in the risk retention reserve account and deposit such amounts in the collection account.

Amounts on deposit in the risk retention reserve account will be invested as provided in the servicing agreement in eligible investments[ deemed to be “cash equivalent” for purposes of Regulation RR]. Any amounts held on deposit in the risk retention reserve account and any investment earnings thereon will be the property of the issuing entity and will be pledged by the issuing entity and held by the indenture trustee for the benefit of the issuing entity, the noteholders and the certificateholder as provided in the servicing agreement. Following the payment in full of the outstanding principal amount of the notes and of all other amounts owing or to be distributed under the transaction documents, the indenture trustee will, upon written directions from the administrator, distribute any amount then on deposit in the risk retention reserve account to the depositor.

[The risk retention reserve account is expected to constitute an “eligible horizontal cash reserve account” under Regulation RR, and SC (as the sponsor) intends (by itself or through a majority-owned affiliate) to establish and fund the risk retention reserve account in partial satisfaction of its risk retention obligations. SC (by itself or through a majority-owned affiliate) may fund the reserve account on the closing date with an amount greater than the risk retention reserve account required amount set forth above if necessary to satisfy its obligations under Regulation RR. See “Credit Risk Retention”.]

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount is a specified amount for each payment date based on a schedule determined as of the cut-off date.]

[The yield supplement overcollateralization amount is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and [ ]%.

As of the closing date, the yield supplement overcollateralization amount will equal $[ ], which is approximately [ ]% of the initial adjusted pool balance. The yield supplement overcollateralization amount will decline on each payment date. Because the receivables include a substantial number of receivables with a low APR, the receivables could generate less collections of interest than the sum of the amount necessary to pay the servicing fee, the administration fee, interest on the notes, fees, expenses and indemnification amounts required to be paid to the indenture trustee, the owner trustee[, the grantor trust trustee] [and to the asset representations reviewer] and any required deposits into the reserve account if receivables with a low APR are not adequately offset by receivables with a high APR. The yield supplement overcollateralization amount is intended to compensate for some of the receivables having a low APR and is in addition to the overcollateralization referred to above.

See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Yield Supplement Overcollateralization Amount” in this prospectus for more detailed information about the yield supplement overcollateralization amount.]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, the administration fee, [any net swap payment,] trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with “Priority of Payments” above.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Interest Rate Swap]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on the [Class [●] notes]. The interest rate swap for the [Class [●] notes] will have an initial notional amount equal to the note balance of the [Class [●] notes] on the closing date, and that notional amount will decrease by the amount of any principal payments made on the [Class [●] notes]. The notional amount under the interest rate swap will at all times be equal to the note balance of the [Class [●] notes].

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [ ]% times the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a floating interest rate payment based on a per annum floating rate of the Benchmark Rate plus [ ]% times the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap agreement will be exchanged on a net basis. Any “net swap payment” owed by the issuing entity to the swap counterparty on the interest rate swap agreement ranks higher in priority than all payments on the notes.

Any interest rate swap agreement may be terminated upon an event of default or other termination event specified in such interest rate swap agreement. If any interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds.

A “senior swap termination payment” means any payment which is pro rata with payments of interest on the notes and is higher in priority than payments of principal on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement that is not a subordinated swap termination payment. A “subordinated swap termination payment” means any payment which is subordinate to payments of principal and interest on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement where the swap counterparty is the defaulting party or sole affected party (other than with respect to illegality or a tax event) as each such term is defined in the interest rate swap agreement. The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—Interest Rate Swap Agreement” and “The Swap Counterparty” in this prospectus.]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on the [Class [●] notes]. The interest rate cap for the [Class [●] notes] will have an initial notional amount equal to the note balance of the [Class [●] notes] on the closing date, and that notional amount will decrease by the amount of any principal payments on the [Class [●] notes]. The notional amount under the interest rate cap will at all times be equal to the note balance of the [Class [●] notes].

If the Benchmark Rate related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of:

1.	the Benchmark Rate for the related payment date minus the cap rate of [●]%;

2.	the notional amount on the cap on the first day of the interest period related to such payment date; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or, with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity should not be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see “The Notes—Interest Rate Cap agreement(s)” and “The Cap Provider” in this prospectus.]

TAX STATUS

On the closing date, [       ], special federal tax counsel to the depositor, will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, for United States federal income tax purposes, [(w)] [neither] the issuing entity [nor the grantor trust] will [not] be classified as an association or a publicly traded partnership taxable as a corporation, [(x) the grantor trust will be classified as a grantor trust,] [(y) the issuing entity will not be treated as engaged in the conduct of a trade or business within the United States] and (z) [(i)] [the Class A notes, the Class B notes, [and] the Class C notes [and the Class D notes]][the offered notes] will be treated as debt for United States federal income tax purposes [and (ii) the Class [D notes or Class E] notes should be treated as debt for United States federal income tax purposes] (other than, in each case, notes, if any, owned by: (i) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United

States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)). [No opinion of counsel will be delivered with respect to the treatment of the Class E notes as debt for United States federal income tax purposes.]

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material Federal Income Tax Considerations” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the offered notes may be purchased by employee benefit plans and other retirement accounts. An employee benefit plan, any other retirement plan and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the offered notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

CREDIT RISK RETENTION

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), SC is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. SC intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates of [a combination of] an [“eligible vertical interest”] [a “single vertical security” that is an “eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and] [the establishment of an “eligible horizontal cash reserve account” pledged by the issuing entity to the indenture trustee for the benefit of the noteholders and the issuing entity] in an [aggregate] amount equal to at least 5% of [the fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity.

[Retained vertical interest: The retained eligible vertical interest will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though SC or one or more of its majority-owned affiliates may retain more than [●]% of one or more classes of notes or of the certificates. [The eligible vertical interest will be evidenced as a single interest with an aggregate principal balance of $[●], or [●]% of aggregate value of the single interest, the notes and the certificates.] The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Sponsor—Credit Risk Retention.”]

[Retained horizontal interest: The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates. SC expects the entire portion of the issuing entity’s certificates and the notes to have a fair value of between $[●] and $[●] and the issuing entity’s certificates to have a fair value of between $[●] and $[●], which is between [●]% and [●]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. The portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR is expected to be between [●]% and [●]% Percentage Interest in the issuing entity’s certificates, which SC expects to have a fair value of between $[●] and $[●], which is expected to be at least 5% of the expected fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. SC will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “The Sponsor—Credit Risk Retention.” For a description of the valuation methodology used to calculate the fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the second preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Sponsor—Credit Risk Retention.”]

SC does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR.

See “The Sponsor—Credit Risk Retention” in this prospectus.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[EU SECURITIZATION REGULATION AND UK SECURITIZATION FRAMEWORK

None of SC, the servicer, the administrator, the depositor, the issuing entity, [the grantor trust,] the underwriters, the indenture trustee, their respective affiliates nor any other party to the transaction will retain or commit to retain a 5% material net economic interest with respect to the transaction described in this prospectus in accordance with the EU Securitization Regulation or the UK Securitization Framework or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by Affected Investors with the applicable Investor Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the European Union (“EU”), any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions by investors. The arrangements as described in “The Sponsor—Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Framework by any person.

Any failure by an Affected Investor to comply with the applicable Investor Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with the applicable Investor Requirements. Consequently, the offered notes may not be a suitable investment for any Affected Investor. This may have an adverse impact on the value and liquidity of the offered notes. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the application of and compliance with any applicable Investor Requirements or other applicable regulations and the suitability of the offered notes for investment. See “Legal Investment—Requirements for Certain EU and UK Regulated Persons and Affiliates” in this prospectus.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity will rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [●] of] [Rule [●] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the offered notes will receive credit ratings from two credit rating agencies hired by the sponsor to rate the offered notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. [The ratings of the notes also will take into account the provisions of the interest rate swap agreement and the ratings currently assigned the debt obligations of the swap counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes. For more specific information concerning risks associated with the interest rate swap agreement, see “Risk Factors—Risks related to the entry into an interest rate [cap][swap] agreement—Risks associated with the interest rate swap” in this prospectus.] A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—Certain features of the notes and financial market disruptions may adversely affect the return on your notes or the market value and liquidity of your notes—The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the registrant requirements contained in General Instruction I.A.1 to Form SF-3.

[CONFLICTS OF INTEREST

Our affiliate, [●], is participating in this offering as an underwriter. Accordingly, this offering is being conducted in compliance with the provisions of FINRA Rule 5121. [●] is not permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates. See “Underwriting (Conflicts of Interest)—Conflicts of Interest”.]

[SUMMARY OF RISK FACTORS]‡

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [●].

Risks Related to the Characteristics, Servicing and Performance of the Receivables Pool.

•

A receivables pool that includes [all][substantially all][most][a majority][some] receivables that are the obligations of sub-prime obligors will have higher default rates than a receivables pool that includes primarily obligations of prime obligors.

•

[There is a relatively high concentration of lower credit quality receivables in the receivables pool, which may affect the performance of the receivables and which could result in losses on your notes.]

•	[You may suffer losses due to receivables with low contract rates.]

•	The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

•	The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

•

The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes.

•	The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

•	Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

•

[This prospectus provides information regarding the receivables in the receivables pool as of the statistical cut-off date, which may differ from the characteristics of the receivables in the receivables pool as of the cut-off date.]

•	Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes.

•	The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

•	Failure to comply with consumer protection laws may result in losses on your notes.

•	[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

•	[Lack of availability of additional receivables, or the sponsor choosing not to sell additional receivables, during the revolving period could shorten the average life of your notes.]

Risks Related to the Limited Nature of the Issuing Entity’s Assets.

•	You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes.

•	You may experience a loss or a delay in receiving payments on the notes if the [assets of the issuing entity][issuing entity property] are liquidated.

•	Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables.

•

Interests of other persons in the receivables and financed vehicles could be superior to the interests of the [issuing entity][grantor trust], which may result in losses on the receivables and reduced payments on your notes.

Risks Related to the Sponsor, the Servicer, the Administrator or Other Transaction Parties.

•

Adverse events with respect to the sponsor, the servicer, the administrator or their affiliates could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

•

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor [,][or] the issuing entity [or the grantor trust] and could adversely affect the timing and amount of payments on your notes.

‡	Summary of Risk Factors to be included if the Risk Factors exceed 15 pages.

•	Bankruptcy of SC, the originator or the depositor could result in delays in payments or losses on your notes.

•	[FDIC receivership or conservatorship of SBNA could result in delays in payments or losses on your notes.]

•	Commingling of assets by the servicer could reduce or delay payments on the notes.

•	You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Risks Related to the Issuance of Multiple Classes of Notes[, an Unknown Allocation of Notes] or Retention of Notes.

•	Subordination of all classes of notes other than the Class A notes means that those classes are more sensitive to losses on the receivables and your share of losses may not be proportional.

•	There may be a conflict of interest among classes of notes or among noteholders generally.

•

The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes [or any make-whole or step-up amounts] will generally not result in an event of default until the applicable final scheduled payment date.

•

The market value, liquidity and voting power of your notes may be adversely impacted by retention of notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes].

[Risks Related to the Issuance of a Floating Rate Class of Notes.]

•	[SOFR is a relatively new reference rate, which could have an adverse effect on the floating rate notes.]

•	[A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2-B notes to 0.00%.]

•	[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

•	[The occurrence of a benchmark transition event may result in a deemed taxable exchange for noteholders for U.S. federal income tax purposes.]

[Risks Related to the Entry into an Interest Rate [Cap][Swap] Agreement.]

•	[The rating of a [cap provider] [swap counterparty] could have an adverse effect on the ratings of the notes.]

•	[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes.]

•	[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s).]

[Risks Related to the Certain Features of the Notes and Financial Market Disruptions.]

•

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

•	Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the [issuing entity][grantor trust].

•	Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

[Risks Related to the Certain Tax Aspects of the Issuing Entity, the Grantor Trust and the Notes.]

•	[One or more classes of notes may be issued with original issue discount for U.S. federal income tax purposes.]

•	[The issuing entity [or the grantor trust] could be subject to U.S. federal income tax.]

•	[There is a risk of withholding tax if any class of notes are recharacterized as equity.]

•	Non-U.S. Persons investing in notes could be treated as engaged in a U.S. trade or business for United States federal income tax purposes on account of their own activities.

•	[There is a risk of taxable deemed exchange of notes if the transaction documents are amended.]

RISK FACTORS§

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE RECEIVABLES POOL COULD RESULT IN DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES.

A receivables pool that includes [all][substantially all][most][a majority][some] receivables that are the obligations of sub-prime obligors will have higher default rates than a receivables pool that includes primarily obligations of prime obligors.

[All][Substantially all][Most][A majority][Some] of the receivables in the receivables pool are sub-prime receivables with obligors who do not qualify for conventional motor vehicle financing as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments. While [each][the] originator’s underwriting guidelines were designed to establish that, notwithstanding such factors, the obligor would be a reasonable credit risk, the receivables pool will nonetheless experience higher default rates than a portfolio of obligations of prime obligors. In the event of such defaults, generally, the most practical alternative is repossession of the financed vehicle. As a result, losses on the receivables are anticipated from repossessions and foreclosure sales that do not yield sufficient proceeds to repay the receivables in full. See “—The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes” in this prospectus.

[There is a relatively high concentration of lower credit quality receivables in the receivables pool, which may affect the performance of the receivables and which could result in losses on your notes.]

[There is a higher concentration of lower credit quality receivables in the receivables pool than in the managed portfolio of auto receivables described in the loss and delinquency tables included in this prospectus under “The Receivables Pool—Delinquencies, Repossessions and Credit Losses.” As a result, you should generally expect that the receivables in the receivables pool will experience delinquencies, repossessions and credit losses that are greater than those experienced by the receivables in the managed portfolio of auto receivables described in such loss and delinquency tables. If delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss on your notes.]

[You may suffer losses due to receivables with low contract rates.]

[The receivables include receivables that have contract rates that are less than the interest rates on your notes, including contract rates of 0.00%. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables to the extent such interest is paid by the issuing entity as principal on your notes and additional overcollateralization is created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the amount of funds available to make payments on the notes.]

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions regardless of reason, a natural or manmade disaster, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change) or civil unrest in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently adversely affect the delinquency, default, loss and repossession experience of the [issuing entity][grantor trust] with respect to the receivables of the obligors in such states. See “—Recent and future economic developments may adversely affect the performance of the receivables and may result in

§

NOTE: At the time of any offering, the risk factors disclosure will be updated to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

reduced or delayed payments on your notes.” As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. See “—Certain features of the notes and financial market disruptions may adversely affect the return on your notes or the market value and liquidity of your notes—Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the [issuing entity][grantor trust].”

As of the [statistical] cut-off date, based on the states of residence of the obligors, approximately [●]%, [●]%, [●]% and [●]% of the principal balance of the receivables [in the statistical pool] were located in [__], [__], [__] and [__], respectively. No other state accounts for more than [5.00]% of the principal balance of the receivables [in the statistical pool] as of the [statistical] cut-off date. Because of the concentration of the obligors in certain states, any adverse economic factors, natural or manmade disasters, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change) or civil unrest in those states may have a greater effect on the performance of the receivables than if the concentration did not exist, which may result in a greater risk of loss on your notes. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks related to geographic concentration in the pool.

The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) in the locations where obligors work or reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently adversely affect the delinquency, default, loss and repossession experience of the [issuing entity][grantor trust]with respect to the receivables in such states. See “—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.” Further, the pricing of used vehicles is affected by, among other factors, consumer preferences, which may be impacted by consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity). An increase in the supply or a decrease in the demand for used vehicles may adversely impact the resale value of the financed vehicles securing the receivables. See “—The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes.”

Further, the implementation of new or revised laws or regulations designed to address or mitigate the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have a significant impact on the servicer, the sponsor, the depositor [,][and] the issuing entity [and the grantor trust] (including as a result of an adverse impact generally on the auto finance and resale markets) and could adversely affect the timing and amount of payments on your notes. See “—Adverse events affecting the sponsor, the servicer, the administrator or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes.”

Consequently, the impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes.

As of the [statistical] cut-off date, the [majority][approximately [●]] of the receivables in the pool (by aggregate outstanding principal balance of the receivables in the pool) have a loan-to-value ratio greater than 100% and approximately [●] of the receivables in the pool (by aggregate outstanding principal balance of the receivables in the pool) have a loan-to-value ratio greater than 120%, which means that the outstanding principal balance of the receivable is greater than the value of the related financed vehicle. Further, the rate of depreciation of a financed vehicle could exceed the amortization of the outstanding principal balance of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered to be new. The lack of any significant equity in their vehicles may make it more likely that the related obligors will default in their payment obligations if their personal financial conditions change. A default during the earlier years of a receivable’s term is more likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on that receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. Additionally, obligors on receivables related to financed vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above particularly when there is also a decline in used vehicle prices. Similarly, receivables with a higher loan-to-value ratio tend to have a higher severity of loss. Furthermore, specific makes, models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions including, but not limited to, the discontinuation of a brand by a manufacturer, the termination of dealer franchises by a manufacturer or a product recall.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer preferences (including preferences that may change quickly based on factors such as fuel costs, an actual or perceived increase in extreme weather or consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity)), economic factors, the introduction and pricing of new vehicle models and other factors, including the impact of vehicle recalls or the discontinuation of vehicle models or brands. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. If programs are implemented by the United States government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of used vehicles, resulting in increased losses that may result in losses on your notes. Further, the insolvency of a manufacturer or ratings downgrade of a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. An increase in the supply or a decrease in the demand for used vehicles may adversely impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the [issuing entity][grantor trust] from repossessions of financed vehicles. Adverse changes in these factors, including general economic conditions and market interest rates, may affect both the supply and demand of new and used vehicles, as well as repossession activity and the market and process for the sale of repossessed vehicles, and supply chain disruptions and a reduction in the supply of new vehicles has contributed to an increase in demand for used vehicles. As a result of the foregoing, the delinquency, repossession and credit loss figures, shown in the tables appearing under “The Receivables Pool—Delinquencies, Repossessions and Credit Losses” in this prospectus, might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables in the receivables pool than would otherwise be the case.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

Although the servicer is obligated to service the receivables in accordance with its customary servicing practices, the servicer has broad discretion in servicing the receivables, including the ability to grant payment extensions and to determine the timing and method of collection (including whether or not to repossess the related financed vehicle) and liquidation procedures. The servicer, in its own discretion, may permit an extension on, or a deferral of, payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of obligors. [See “Servicing of the Receivables” in this prospectus.] Payment deferrals or extensions or delays in initiating repossession activity may extend the maturity of the receivables, increase the weighted average life of any class of notes and reduce the yield on your notes.

In addition, the servicer’s customary servicing practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary servicing practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the [issuing entity][grantor trust], the servicer is not obligated to maximize collections from the receivables. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e. that a borrower with a higher score is statistically expected to be less likely to default on its payment obligations than a borrower with a lower score. SC developed its proprietary loan funded scoring model (formerly known as the loss forecasting scoring model) to try to assess the probability that a receivable will default based on the sponsor’s proprietary methods, and the range of scores for SC’s proprietary loan funded scoring system is not comparable to the credit bureau scores presented in this prospectus. Further, SC’s proprietary loan funded scoring model was developed using data that may not reflect current economic conditions and market rates, and the model was not designed to take into account the longer-term impacts of social, economic and financial disruptions that differ significantly from those that prevailed at the inception or most recent refinement of the model. From time to time, the sponsor has refined and in the future may further refine its scoring model. Credit scores, including the credit score data presented in this prospectus, do not account for changes in obligors’ credit profiles subsequent to the date as of which such scores are obtained or calculated. Consequently, information regarding credit scores and loan funded scores for the receivables in the pool presented in “The Receivables Pool” should not be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Historical loss and delinquency information set forth in this prospectus under “The Receivables Pool” was affected by several variables, including general economic conditions and market interest rates, that are expected to differ in the immediate future, and are likely to differ in the longer term future. Consequently, the net loss experience calculated and presented in this prospectus with respect to the sponsor’s managed portfolio of contracts may not reflect actual experience with respect to the receivables in the receivables pool. The sponsor has experienced variability (including increases) in delinquencies and repossessions on its auto loan portfolio, which variability may continue (including as a result of the general economic conditions in the United States, global financial markets and the business or operations of the sponsor or the servicer). Further, the prices of used vehicles, including the prices at which the servicer is able to sell repossessed vehicles, are variable, and declines in used vehicle prices will result in increased credit losses on defaulted receivables. In addition, future delinquency rates, rates of repossession, recovery rates on repossessed vehicles or loss experience of the servicer with respect to the receivables may be better or worse than that set forth in the static pool information and historical delinquency and loss information contained in this prospectus.

In addition, the servicer’s customary servicing practices have changed over time and may change from time to time in the future, and those changes could reduce collections on the receivables. As a result, the delinquency and credit loss experience presented in this prospectus with respect to the sponsor’s managed portfolio of auto receivables or the static pool information may not reflect actual experience with respect to the receivables in the receivables pool. If the performance of the receivables in the receivables pool is worse than expected, the timing and amount of payments on the notes could be adversely affected.

[This prospectus provides information regarding the receivables in the receivables pool as of the statistical cut-off date, which may differ from the characteristics of the receivables in the receivables pool as of the cut-off date.]

[This prospectus describes the characteristics of the receivables in the receivables pool as of the statistical cut-off date. The receivables transferred to the [issuing entity][grantor trust] on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by SC to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which SC is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date. The receivables transferred to the [issuing entity][grantor trust] on the closing date may have characteristics that differ somewhat from the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus. The characteristics (as of the cut-off date) of the receivables transferred to the [issuing entity][grantor trust] on the closing date will not differ materially from the characteristics (as of the statistical cut-off date) of the receivables in the pool described in this prospectus, and each receivable must satisfy the eligibility criteria specified in the transaction documents. Further, the issuing entity has provided asset-level information as of the cut-off date with respect to the receivables that will be transferred to the [issuing entity][grantor trust] on the closing date on Form ABS-EE. See “The Receivables Pool—Asset Level Information” in this prospectus. If you purchase a note, you should review such asset-level information provided on Form ABS-EE and you should not assume that the characteristics of the receivables transferred to the [issuing entity][grantor trust] on the closing date will be identical to the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus.]

Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, interest rates, housing prices, energy prices (including the price of gasoline), increased consumer indebtedness (including of obligors on the receivables), lack of available credit, the rate of inflation and consumer perceptions of the economy, as well as other factors, such as terrorist events, civil unrest, cyber-attacks, public health emergencies, extreme weather conditions or significant changes in the political environment, armed conflicts, military conflicts and/or public policy, including increased state, local or federal taxation, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The issuing entity’s ability to make payments on the notes could be adversely affected if obligors were unable to make timely payments or if the servicer elected to, or was required to, implement forbearance programs for obligors.

The United States has in the past experienced, and may in the future experience, period of economic contraction or volatility. The outlook for the U.S. economy remains uncertain, including further increases in the level of unemployment claims, economic volatility, inflation and consumer confidence and spending. Recently, rapidly rising inflation and related economic policies have caused periods of economic contraction that may be prolonged, or economic conditions may worsen. In recent years, consumer prices in the United States have experienced steep increases. The general effects of inflation on the economy of the United States may be wide ranging, evidenced by rising wages or rising costs of consumer goods and services. For example, if an obligor’s income growth fails to keep pace with the rising costs of goods and services, then such obligor may have less funds available to make payments on its receivable, resulting in an increased risk of delinquency, default, repossession and loss on the receivable. Further, changes and instability in the macroeconomic environment may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles and declining used vehicle prices. Significant increases in the inventory of used vehicles during periods of economic contraction or volatility may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.

All of these factors could result in reduced or delayed payments on your notes. If an economic downturn is experienced for a prolonged period of time, it is expected that delinquencies will increase and losses on the receivables could increase, which could result in losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables, either because obligors elect to make payments more frequently or in larger-than-required amounts or because obligors sell the financed vehicles more frequently in connection with the purchase of new vehicles. As a result, you may receive principal payments of your notes earlier than anticipated, which could reduce the return on your notes.

The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

The Servicemembers Civil Relief Act and similar state laws may limit the interest payable on a receivable during an obligor’s period of active military duty. These laws, together with the servicer’s policies developed to comply with such legislation, as well as give additional benefits to active military personnel (and, in some circumstances, their family members and certain other related parties, even where not required by law), could adversely affect the ability or willingness of the servicer to collect full amounts of interest on a receivable, as well as limit the ability or willingness of the servicer to repossess the financed vehicle related to an affected receivable during and, for a certain time after, the obligor’s period of active military duty. On July 29, 2022, the CFPB (as defined below) and the U.S. Department of Justice sent a notification letter to certain auto lending and leasing companies, including SC, reminding them of the protections offered to servicemembers and their dependents under the Servicemembers Civil Relief Act. These laws and the servicer’s policies may result in delays and losses in payments to holders of the notes. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

Failure to comply with consumer protection laws may result in losses on your notes.

Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the [issuing entity][grantor trust] to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the [issuing entity][grantor trust], liable to the obligor for any violation by the lender or may affect the [issuing entity’s][grantor trust’s] ability to enforce its rights to collect under the receivable or to repossess the related financed vehicle. The sponsor may be obligated to repurchase from the [issuing entity][grantor trust] any receivable that fails to comply with federal and state consumer protection laws. To the extent that the sponsor fails to make (or is not required to make) such a repurchase, or to the extent that a court holds the [issuing entity][grantor trust] liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the [issuing entity][grantor trust]. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from the sponsor, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Pre-Funding Account,” in this prospectus. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables, or the sponsor choosing not to sell additional receivables, during the revolving period could shorten the average life of your notes.]

[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor [and the issuing entity will transfer such additional receivables to the grantor trust]. The purchase of additional receivables by the issuing entity [and subsequent transfer to the grantor trust] will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables

[and transfer such receivables to the grantor trust]. If the issuing entity is unable to reinvest available amounts by the end of the revolving period, then the average life of the notes may be less than anticipated.]

[During the revolving period, no principal will be paid on the notes. Instead, amounts equal to the decline in the adjusted pool balance will be deposited in the accumulation account and will be available to purchase additional receivables. If, however, additional receivables are not acquired by the issuing entity and the adjusted pool balance falls below 50% of the initial aggregate principal amount of the notes, then the amortization period will begin. If the sponsor is unable to originate enough additional receivables, or chooses not to sell or contribute additional receivables, and the amortization period begins, then payments of principal will be made on the notes before the expected final payment date. The sponsor may be unable to originate enough additional receivables due to a variety of reasons including a decline in vehicle sales, changes in manufacturer financing programs or competition from other financing sources.]

THE ISSUING ENTITY HAS LIMITED ASSETS, AND DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES COULD ARISE FROM SHORTFALLS OR DELAYS IN AMOUNTS AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes.

Your notes are secured solely by the [assets of the issuing entity][issuing entity property]. The sponsor, the administrator, the servicer and the depositor are not obligated to make any payments to you or on your notes and do not guarantee payments on the receivables. Further, neither the notes nor the receivables will be insured or guaranteed by the United States or any governmental entity [or by any provider of credit enhancement or cash flow enhancement]. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the receivables and [distributions from the reserve account][payments from the swap counterparty/cap counterparty]. These amounts, together with other payments and collections in respect of the receivables, may not be sufficient to make full and timely distributions on your notes. If delinquencies and losses create shortfalls which exceed the available credit enhancement, you may experience delays or reductions in payments on your notes and you could suffer a loss.

You may experience a loss or a delay in receiving payments on the notes if the [assets of the issuing entity][issuing entity property] are liquidated.

If an event of default under the indenture occurs and the notes are accelerated, the indenture trustee may liquidate the [assets of the issuing entity][issuing entity property]. As a result:

•	you may suffer losses on your notes if the [assets of the issuing entity][issuing entity property] are insufficient to pay the amounts owed on your notes;

•	payments on your notes may be delayed until more senior classes of notes are repaid or until the liquidation of the assets is completed; and

•

your notes may be repaid earlier than scheduled, which will involve the prepayment risks described under “—Certain features of the notes and financial market disruptions may adversely affect the return on your notes or the market value and liquidity of your notes—Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the [issuing entity][grantor trust]” in this prospectus.

The issuing entity cannot predict the length of time that will be required for liquidation of the [assets of the issuing entity][issuing entity property] to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of the notes to be paid before the related final scheduled payment date will involve the prepayment risks described above.

Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables.

The sponsor will make limited representations and warranties regarding the characteristics of the receivables to be transferred to the [issuing entity][grantor trust]. The sponsor will be obligated to repurchase from the [issuing entity][grantor trust] (as assignee of the depositor) a receivable if there is a breach of the representations or warranties regarding the eligibility of such receivable (and such breach is not cured and materially and adversely affects the interest of the issuing entity [, the grantor trust] or the noteholders in such receivable). [Additionally, the servicer will be obligated to repurchase a receivable from the [issuing entity][grantor trust] if the servicer makes certain modifications to the receivable [or if the servicer breaches certain servicing covenants] (and such breach is not cured and materially and adversely affects the interest of the [issuing entity][grantor trust] or the noteholders in such receivable).] However, the representations and warranties made by the sponsor and the depositor are not a guarantee of performance and do not protect the issuing entity from all risks that could impact the performance of the receivables, including risks related to adverse economic developments. Further, the representations and warranties are made as of the cut-off date or closing date, as applicable, and are not ongoing representations or warranties with respect to the eligibility of the receivables. While the sponsor [or the servicer] may be obligated to repurchase [or purchase, as applicable,] a receivable, the sponsor [or the servicer] may not be in a position financially to fund its repurchase obligation [or purchase obligation, as applicable,] and you could suffer a loss.

Interests of other persons in the receivables and financed vehicles could be superior to the interests of the [issuing entity][grantor trust], which may result in losses on the receivables and reduced payments on your notes.

Generally, each receivable is secured at origination by the related financed vehicle. Although the receivables will be transferred to the [issuing entity][grantor trust] and pledged to the indenture trustee, the lien certificates or certificates of title relating to the financed vehicles securing the receivables will not be amended or reissued to identify the [issuing entity][grantor trust] as the new secured party. In the absence of an amendment or reissuance, the [issuing entity][grantor trust] may not have a perfected security interest in the financed vehicles securing the receivables in some states. Additionally, the [issuing entity][grantor trust] could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. None of the servicer, the sponsor, or any other person will have any obligation to purchase or repurchase a receivable if liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor result in the loss of the priority of the security interest in the financed vehicle.

If the [issuing entity][grantor trust] has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. The servicer may not be able to repossess and liquidate a financed vehicle if the security interest in that vehicle created by the receivable is not perfected at the time of repossession, which could result in higher losses on defaulted receivables and reduced collections available to make payments on your notes. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

The servicer will maintain possession of the original contracts for each of the receivables in tangible form or “control” of the authoritative copies of the contracts in electronic form, and the original contracts and authoritative copies of electronic contracts will not be segregated or marked as belonging to the [issuing entity][grantor trust]. If the servicer sells or pledges the receivables and delivers the original contracts for the receivables to another party or permits another party to obtain control of the authoritative copies of the electronic contracts, in violation of its contractual obligations under the transaction documents, this party could acquire an interest in the receivable which may have priority over the [issuing entity’s][grantor trust’s] interest. The servicer could also lose possession or control of the contracts through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise (especially in a circumstance where the contracts are held in electronic form). Furthermore, if the servicer becomes the subject of an insolvency or receivership proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payment to you or an acceleration of the repayment of the notes.

The possibility that the [issuing entity][grantor trust] may not have a perfected security interest in the financed vehicles or in the receivables may affect the [issuing entity’s][grantor trust’s] ability to receive payments on the receivables or liquidation proceeds with respect to the financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your notes.

ADVERSE EVENTS AFFECTING THE SPONSOR, THE SERVICER, THE ADMINISTRATOR OR OTHER TRANSACTION PARTIES COULD RESULT IN LOSSES ON YOUR NOTES OR REDUCE THE MARKET VALUE OR LIQUIDITY OF YOUR NOTES.

Adverse events with respect to the sponsor, the servicer, the administrator or their affiliates could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

Adverse events with respect to the sponsor, the servicer, the administrator or any of their affiliates could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. For example, servicing disruptions could result from unanticipated events beyond the servicer’s control, such as natural disasters, civil unrest, labor strikes, cyber-attacks, political instability, armed conflict, military conflict, public health emergencies (including global pandemics and similar outbreaks) and economic disruptions, particularly to the extent such events affect the servicer’s business or operations. Further, the failure of certain third parties that the servicer, the sponsor and the administrator rely on to deliver products and services to support their business to fully perform their obligations in a timely manner could adversely impact the servicer’s, the sponsor’s or the administrator’s ability to operate its business or perform their respective obligations under the transaction documents or could cause a disruption in collection activities with respect to the receivables owned by the [issuing entity][grantor trust]. In addition, in the event of a termination and replacement of the servicer, there may be some disruption of the collection activity with respect to the receivables owned by the [issuing entity][grantor trust], leading to increased delinquencies, defaults and losses on the receivables. Any such disruptions may cause you to experience delays in payments or losses on your notes.

The sponsor relies upon its ability to sell securities in the asset-backed securities market and upon its ability to access various credit facilities to fund its operations. As discussed under “—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes— Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes,” the global credit and financial markets have recently experienced, and may continue to experience, significant disruption and volatility. If the sponsor’s access to funding is reduced or if the sponsor’s costs to obtain such funding significantly increases, the sponsor’s business, financial condition and results of operations could be materially and adversely affected which could adversely affect the sponsor’s ability to perform its obligations under the transaction documents, including as servicer.

Additionally, the ability of the servicer to perform its obligations under the transaction documents will depend, in part, on its ability to store, retrieve, process and manage substantial amounts of information. Any failure or interruption of the servicer’s information systems or any third party information systems on which it relies as a result of inadequate or failed processes or systems, human errors, employee misconduct, catastrophic events, network outages, utility outages, electronic or physical infrastructure outages, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition. On December 2, 2022, the servicer identified an issue with a component supporting its data warehouse platform. While all of the servicer’s core system data remained intact, the issue resulted in transactional information being temporarily unavailable to the servicer’s customer service agents or its online customer portal. During the outage, the servicer was still able to receive and process inbound payments and inbound customer service calls. The issue was resolved on December 13, 2022, and normal servicing operations have resumed.

From time to time, the servicer may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any updates or transitions, the servicer has experienced, and in the future may experience, disruptions in servicing activities both during and following roll-out of the new servicing systems or platforms caused by, among other things, periods of system down-time and periods devoted to user training. [Additionally, in 2025, the servicer anticipates a reorganization of its servicing operations such that [a majority of] the motor vehicle receivable servicing currently performed by it will be performed by SBNA.] These and other implementation-related or transition-related difficulties may contribute to higher delinquencies, servicing inefficiencies, data processing issues, manual intervention to supplement or correct systems issues and the need for further updates to the servicing systems. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced in connection with a failure or interruption of information systems, and any disruptions in servicing activities may have an adverse effect on your notes.

Further, many companies (including the servicer, the sponsor and the administrator) have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service obligors on the receivables and other customers. The servicer, the sponsor and the administrator may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. If the servicer fails to effectively manage cyber-security risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as the servicer’s ability to service the receivables, resulting in an increased risk of loss on the notes.

The sponsor is party to various lawsuits pending in federal and state courts alleging violations of state and federal consumer lending laws, including, without limitation, the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, Section 5 of the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Truth in Lending Act, wrongful repossession laws, usury laws and laws related to unfair and deceptive acts or practices, and to lawsuits related to various other general matters related to it or its general business operations. In general, these cases seek damages and equitable and/or other relief. The sponsor is also party to, or is periodically otherwise involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the Board of Governors of the Federal Reserve System, the CFPB (as defined below), the U.S. Department of Justice, the SEC, the Federal Trade Commission (the “FTC”) and various state regulatory and enforcement agencies. Investigations, litigation, regulatory proceedings and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, have resulted in and may in the future result in (individually or in the aggregate) adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform their respective duties under the transaction documents.

Furthermore, if the servicer becomes the subject of an insolvency proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payments to you or an acceleration of the repayment of the notes. See [“—Bankruptcy of SC, the originator or the depositor could result in delays in payments or losses on your notes”][“—FDIC receivership or conservatorship of SBNA could result in delays in payments or losses on your notes”] below.

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor [,][or] the issuing entity [or the grantor trust] and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act is extensive and significant legislation that, among other things, created a framework for the liquidation of certain bank holding companies and other nonbank financial companies and certain of their subsidiaries in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and created the Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. See “Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau” in this prospectus.

Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing of consumer products with respect to finance companies such as the sponsor. Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. Therefore, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the receivables, or on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity[, the grantor trust] and/or their respective affiliates.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts are “covered persons” under the Dodd-Frank Act because they engage in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On April 29, 2022, the Third Circuit Court of Appeals granted the defendant trusts’ petition for an interlocutory appeal. On May 17, 2023, the Third Circuit Court of Appeals heard oral arguments in connection with the appeal. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on the interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. On May 3, 2024, the defendant trusts filed a petition for a rehearing and rehearing en banc with the Third Circuit Court of Appeals. This petition was denied by the Third Circuit Court of Appeals on May 21, 2024. On August 20, 2024, the defendant trusts filed a petition for a writ of certiorari to the U.S. Supreme Court. On December 16, 2024, the U.S. Supreme Court denied the petition. Therefore, the CFPB and state regulators and attorneys general, who have independent authority to enforce the Dodd-Frank Act, may rely on this decision in the future as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity [and the grantor trust].

In February 2022, the CFPB also issued a compliance bulletin stating its position that automobile loan holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate applicable law, and the CFPB also described its intention to hold auto loan holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. In its Supervisory Highlights for Spring and Fall of 2022, the CFPB also identified certain auto loan servicing concerns, including the failure to ensure customers received add-on product refunds after events such as repossession or early payoff of the account. Recently, the CFPB entered into consent orders with a large national bank and a finance company related to certain servicing practices. Among other things, the CFPB determined that such large national bank engaged in unfair auto loan servicing acts and practices by incorrectly applying consumer payments, charging borrowers incorrect fees, interest or other amounts, wrongly repossessing borrowers’ automobiles and failing to ensure consumers received refunds for certain premiums the consumers paid dealers at origination relating to retail installment contracts purchased by such large national bank. In particular, the consent order stated that such large national bank did not ensure that unearned guaranteed asset protection (“GAP”) contract premiums were refunded to all borrowers who paid off their accounts early. It is possible that the CFPB may bring enforcement actions against securitization trusts holding motor vehicle retail installment sale contracts, such as the issuing entity [and the grantor trust], and servicers in the future.

In addition, the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” may apply to the sponsor or its nonbank affiliates, the issuing entity [, the grantor trust] or the depositor, and, if it were to apply, may result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

In particular, state regulators, the FTC and state attorneys general have recently increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of, and fees charged in connection with, automobile financing, including add-on products such as GAP and extended warranties. For example, the New York Department of Financial Services issued an industry letter on July 18, 2023 reminding regulated auto lenders and servicers of their obligations to ensure that borrowers receive pro-rata rebates for cancelled ancillary products. In addition, California has enacted a law governing the sale, offering and administration of GAP in connection with retail installment contracts. Finally, on December 12, 2023, the FTC issued a final rule that will (i) prohibit motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) require accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) require dealers to obtain consumers’ express, informed consent for charges, (iv) prohibit the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions. The final rule has an effective date of July 30, 2024, but the FTC has subsequently issued an order postponing the effective date while a legal challenge against the final rule is pending. At this stage, it is unknown whether the final rule will have a broader potential impact on auto lending practices, including the auto lending practices of SC.

Further, changes to the regulatory framework in which SC operates, including, for example, laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) or anti-money laundering or anti-terrorism financing laws, or laws, regulations, executive orders or other guidance enacted in response to a public health emergency, increased inflation or a period of economic contraction or volatility could have a significant impact on the servicer, the sponsor, the depositor [,][or] the issuing entity [or the grantor trust] and could adversely affect the timing and amount of payments on your notes.

Bankruptcy of SC, the originator or the depositor could result in delays in payments or losses on your notes.

Following a bankruptcy or insolvency of SC, the originator or the depositor, a court could conclude that the receivables are owned by SC, the originator or the depositor, respectively, instead of the [issuing entity][grantor trust]. This conclusion could be because the court found that any transfer of the receivables was not a true sale or because the court found that the originator, the depositor[,][ or] the issuing entity [or the grantor trust] should be treated as the same entity as SC or the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•

the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in a bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•

tax or government liens on SC’s, the originator’s or the depositor’s property (that arose prior to the transfer of the receivables to the issuing entity [or to the grantor trust]) having a prior claim on collections before the collections are used to make payments on the notes; or

•

the fact that the [issuing entity][grantor trust] and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

[FDIC receivership or conservatorship of SBNA could result in delays in payments or losses on your notes.]

[SBNA, as the servicer, is a national banking association, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If SBNA were to become insolvent, were to violate certain legal requirements, or if other specified grounds were to occur, the FDIC could be appointed receiver or conservator of SBNA. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the repudiation and automatic stay powers described under “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus.

If the FDIC is appointed as conservator or receiver for SBNA, the FDIC could take one or more of the following actions:

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against SBNA;

•	repudiate without compensation SBNA’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to ninety (90) days.]

Commingling of assets by the servicer could reduce or delay payments on the notes.

Subject to the satisfaction of certain requirements, the servicer will not be required to deposit collections into the collection account until the Business Day prior to the day on which the funds are needed to make the required distributions to noteholders as further described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Deposits to the Collection Account” in this prospectus. [If such requirements are satisfied, the servicer will also deposit the aggregate purchase price of any receivables purchased by it into the collection account on the same date.] Until these funds have been deposited into the collection account, the servicer may use and invest these funds at its own risk and for its own benefit and will not segregate them from its own funds. If the servicer were unable to remit such funds or if the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to noteholders may occur.

You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Upon the occurrence of a servicer replacement event, the indenture trustee, at the direction of holders of notes evidencing not less than a majority of the outstanding principal amount of the notes of the Controlling Class, will terminate the servicer. It may be expensive to transfer servicing to a successor servicer and a successor servicer may not be able to service the receivables with the same degree of skill as the servicer. In addition, during the pendency of any servicing transfer or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in losses or delays in payments on the notes. Delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held by the servicer at the time that the servicer becomes the subject of a bankruptcy or similar proceeding.

Because the servicing fee is structured as a percentage of the aggregate principal balance of the receivables, the fee the servicer receives each month will be reduced as the size of the pool of receivables decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by a potential replacement servicer and it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer or the inability to locate a replacement servicer may result in the disruption of normal servicing activities, increased delinquencies and defaults on the receivables and delays or reductions in payments on your notes.

[SC has serviced the receivables since their origination. SC anticipates, subject to any required regulatory approval, to transfer its servicing obligations to SBNA in 2025. Such transfer would include a reorganization of the servicing operations of SBNA and SC such that the majority of the motor vehicle receivable servicing currently performed by SC would be performed by SBNA. During the pendency of any servicing transfer (including in connection with a reorganization of the servicing operations of SC and SBNA) or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in losses or delays in payments on the notes. The reorganization of the servicing operations of SC and SBNA or the time it takes to effect the transfer of servicing to a replacement servicer or the inability to locate a replacement servicer, as applicable, may result in the disruption of normal servicing activities, increased delinquencies and defaults on the receivables and delays or reductions in payments on your notes.]

THE ISSUING ENTITY HAS ISSUED MULTIPLE CLASSES OF NOTES, AND YOUR NOTES MAY BE MORE SENSITIVE TO LOSSES, BE AFFECTED BY CONFLICTS OF INTEREST BETWEEN CLASSES AND HAVE REDUCED LIQUIDITY OR VOTING POWER BECAUSE OF AN UNKNOWN [ALLOCATION OR] RETENTION OF NOTES.

Subordination of all classes of notes other than the Class A notes means that those classes are more sensitive to losses on the receivables and your share of losses may not be proportional.

As described under “The Notes—Payments of Principal”, principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. Additionally, after an event of default and acceleration of the notes, principal and interest on more senior classes of notes will generally be paid prior to principal and interest on more junior classes of notes. As a result, a class of notes having a later final scheduled payment date is more likely to suffer the consequences of delinquent payments and defaults on the receivables than the classes of notes having an earlier final scheduled payment date.

Additionally, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

There may be a conflict of interest among classes of notes or among noteholders generally.

As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes following an event of a default under the indenture and certain other matters, such as a sale of the collateral after an event of default under some circumstances. See “The Indenture—Rights Upon Event of Default” in this prospectus. Because the holders of more senior classes of notes will have different interests than holders of more junior classes of notes when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.

Additionally, investors in one or more classes of notes, directly or through affiliates, may have business relationships with the sponsor, the administrator, the seller, the servicer or their affiliates. For example, an investor may provide services to, or obtain services from, the sponsor, the administrator, the seller, the servicer or their affiliates, and any of such parties may be a creditor of the others through a financing or other contractual relationship, which may include the sharing of material information regarding the sponsor, the administrator, the seller, the servicer or their affiliates that is not disclosed in this prospectus. Consequently, the interests of such an investor may conflict with the interests of other noteholders (for example, in connection with the determination of whether to consent to a sale of the receivables or to terminate and replace the servicer following a servicer replacement event).

The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes [or any make-whole or step-up amounts] will generally not result in an event of default until the applicable final scheduled payment date.

The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes — for example, for so long as any of the Class A notes are outstanding, the Class B notes, the Class C notes [and][,] the Class D notes [and the Class E notes] — will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the Controlling Class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture.

The amount of principal required to be paid to investors prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for that purpose. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date or redemption date for the related class of notes.

[Any make-whole payments and step-up amounts will not be paid on the notes on any payment date until the outstanding principal amount of the notes is paid in full. However, there may not be sufficient funds available for the payment of any such make-whole payments or step-up amounts on any payment date, including the final scheduled payment date or the redemption date. Failure to pay any make-whole payments or step-up amounts on the notes on any payment date will not be an event of default until the final scheduled payment date or the redemption date.]

The market value, liquidity and voting power of your notes may be adversely impacted by retention of notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes].

[The Class E notes [and the Class [●] notes] will be retained and] Some or all of one or more [other] classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[ ] or $[ ] is not expected to be known until the day of pricing. SC will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[The allocation of the aggregate outstanding principal balance of the Class A-2 notes between the Class [A-2-A] notes and the Class [A-2-B] notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal balance of the Class A-2 notes will be allocated to the fixed rate Class A-2-A notes and what portion of the principal balance will be allocated to the floating rate Class [A-2-B] notes, if any, although the principal balance of the Class [A-2-B] notes may not exceed [ ]% of the aggregate outstanding principal balance of the Class A-2 notes. Because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal amount between the Class A-2-A notes and the Class A-2-B notes may result in the Class A-2-B notes not being issued or being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The allocation of the principal amount between the Class A-3 notes and the Class A-4 notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal amount of the notes will be allocated to the Class A-3 notes and what portion of the principal amount of the notes will be allocated to the Class A-4 notes, although the principal amount of the Class A-3 notes and the Class A-4 notes will equal $[ ] in the aggregate.

In addition, because the aggregate amount of Class A-3 notes and Class A-4 notes is predetermined, the division between the Class A-3 notes and the Class A-4 notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[RISKS RELATED TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY OF SOFR MAY AFFECT RETURNS ON YOUR NOTES.]

[SOFR is a relatively new reference rate, which could have an adverse effect on the floating rate notes.]

[If issued, the Class A-2-B notes will accrue interest at a floating rate based on the Benchmark Rate plus a spread. The initial Benchmark Rate will be [SOFR-based rate].

SOFR is published by the Federal Reserve Bank of New York, or the “FRBNY”, and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Because SOFR is published by the FRBNY based on data received from other sources and depends on interrelated economic, financial and political considerations, the issuing entity has no control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. SOFR is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. The issuing entity cannot assure that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of holders in the Class A-2-B notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2-B notes.

As an overnight rate, SOFR may be subject to increased volatility relative to other interest rate benchmarks. Additionally, if SOFR is not published on any day, the Class A-2-B notes will bear interest at a rate based on SOFR published on the first preceding day for which such rate was published. This previously published rate would be an overnight rate that would remain in effect until the next day on which SOFR is published. As such, this rate may not reflect then-current market conditions, or the rate that would apply to investments where interest is set for a longer term. For more information on how SOFR is determined, you should read “The Notes—Calculation of Floating Rate Interest” in this prospectus.

Because SOFR is a relatively new market index, the Class A-2-B notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. The secondary market for, and the market value of, the Class A-2-B notes will be affected by a number of factors, including the manner in which SOFR is determined, calculated and published, the development of SOFR-based market conventions, broad acceptance of SOFR in the capital markets, the anticipated and actual level and direction of interest rates, the variable rate of interest payable on the Class A-2-B notes, potential volatility of SOFR, the time remaining to the maturity of Class A-2-B notes, the principal balance of the Class A-2-B notes and the availability of comparable instruments. Market terms for the Class A-2-B notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2-B notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Class A-2-B notes, the trading prices of the Class A-2-B notes may be lower than those of securities like the notes linked to indices that are more widely used. Investors in the Class A-2-B notes may not be able to sell the Class A-2-B notes at all or may not be able to sell the Class A-2-B notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2-B notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2-B notes.

The FRBNY began to publish SOFR in April 2018. Although the FRBNY has also published historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. Investors should therefore not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR during the term of the Class A-2-B notes. Historical interest rates are not necessarily indicative of future interest rates and actual interest rates may be lower than anticipated.]

[A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2-B notes to 0.00%.]

[If any Class A-2-B notes are issued, the interest rate on the Class A-2-B notes initially will be based on the [SOFR-based rate] plus a spread. Decreases in SOFR (or any alternative benchmark adopted by the sponsor) will decrease the interest rate and the amount of interest payable on the Class A-2-B notes. If the sum of [SOFR-based rate] (or the alternative benchmark adopted by the sponsor) plus the applicable spread set forth on the cover page of this prospectus is less than 0.00% for any accrual period, then the interest rate for the Class A-2-B notes for such interest period will be deemed to be 0.00%.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

[The receivables in the receivables pool will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on the Benchmark Rate plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2-B notes increases due to an increase in the Benchmark Rate to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds – not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[The occurrence of a benchmark transition event may result in a deemed taxable exchange for noteholders for U.S. federal income tax purposes.]

[As described under “The Notes—Calculation of Floating Rate Interest” the interest rate payable at a floating rate may be subject to change after a benchmark replacement. If an alternative method or index is designated in place of SOFR for the Class A-2-B notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Class A-2-B notes under Treasury Regulation section 1.1001-3, the replacement may result in a taxable deemed exchange of the Class A-2-B notes and the realization of gain or loss, as well as other corollary tax consequences.]

[RISKS RELATING TO THE ENTRY INTO AN INTEREST RATE [CAP][SWAP] AGREEMENT COULD AFFECT RETURNS ON YOUR NOTES AND THE TIMING OF PAYMENTS ON YOUR NOTES.]

[The rating of a [cap provider] [swap counterparty] could have an adverse effect on the ratings of the notes.]

[If the issuing entity enters into [the] interest rate [cap][swap] agreement, the hired rating agencies will consider the provisions of the interest rate [cap][swap] agreement, and the rating of the [cap provider][swap counterparty] in rating the notes. If a rating agency downgrades the debt rating of the [cap provider][swap counterparty], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [cap provider][swap counterparty] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [cap][swap] agreement to another party;

2. obtain a replacement interest rate [cap][swap] agreement, as applicable, on substantially the same terms as the interest rate [cap][swap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any interest rate [cap][swap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [cap][swap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See “The Notes—Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.]

[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes.]

[The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which [SOFR-based rate] is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade, suspension or withdrawal of any rating of the cap provider by a hired rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that hired rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a hired rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Class A-2-B Notes exceed the fixed rate the issuing entity had been required to pay the cap provider under the interest rate cap agreement, the amount available to pay interest on and principal of the notes will be reduced.

In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of a class of notes to be paid before the related final scheduled payment date will involve prepayment risks.

The proceeds of any liquidation of the assets of the issuing entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture. If this occurs and the notes are accelerated, the priority of payments of the notes will change from pro rata payments of interest on the Class A notes [followed by payments of interest on the Class B notes, followed by payments of interest on the Class C notes followed by payments of interest on the Class D notes] followed by payments of principal of the Class A-1 Notes first, followed by pro rata payment of principal of the Class A-2 Notes [(pro rata among the Class A-2a Notes and the Class A-2-B Notes, if applicable)][,] [and] the Class A-3 Notes[, and the Class A-4 Notes][, followed by payments of principal of the Class B Notes][, followed by payments of principal of the Class C Notes][, followed by payments of principal of the Class D Notes][, followed by payments of principal of the Class E Notes] to sequential payments of principal to pro rata payments of Class A interest followed by payments of principal of the Class A-1 Notes first, followed by pro rata payment of principal of the Class A-2 Notes [(pro rata among the Class A-2a Notes and the Class A-2-B Notes, if applicable)][,] [and] the Class A-3 Notes[, and the Class A-4 Notes] [, followed by payments of interest on the Class B Notes] [, followed by payments of principal of the Class B Notes] [, followed by payments of interest on the Class C Notes] [, followed by payments of principal of the Class C Notes] [, followed by payments of interest on the Class D Notes] [, followed by payments of principal of the Class D Notes] [, followed by payments of interest on the Class E Notes] [, followed by payments of principal of the Class E Notes]. As a result, a class of notes with an earlier maturity may absorb a smaller amount of losses than a class of notes with a later maturity.]

[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s).]

A downgrade or suspension of any rating of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes. An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s right to receive a net swap payment will be higher in priority than all payments on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest on and principal of the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

As more fully described in this prospectus in “The Notes —Interest Rate Swap Agreement(s),” an interest rate swap agreement, if any, generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due; a bankruptcy of either party to the interest rate swap agreement or other insolvency events with respect to the swap counterparty, illegality; failure of the swap counterparty to provide financial information as required by Regulation AB or to post eligible collateral or assign the interest rate swap agreement to an eligible counterparty if it is unable to provide that financial information, certain tax or merger events that affect the swap counterparty’s creditworthiness or ability to make payments, or any other breach of the interest rate swap agreement on the part of the swap counterparty; a material misrepresentation by the swap counterparty in the interest rate swap agreement; or failure of the swap counterparty to obtain a guarantee, post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty’s credit ratings drop below the levels required by the interest rate swap agreement. In any early termination, a termination payment may be due to the issuing entity or to the swap counterparty and such termination payment could be substantial.

If the swap counterparty, if any, fails to make a termination payment owed to the issuing entity under an interest rate swap agreement, if any, the amount available to pay principal of and interest on the notes will be reduced.

If an interest rate swap agreement is terminated and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on and principal of your notes, you may experience delays and/or reductions in the interest on and principal of your notes.]

CERTAIN FEATURES OF THE NOTES AND FINANCIAL MARKET DISRUPTIONS MAY ADVERSELY AFFECT THE RETURN ON YOUR NOTES OR THE MARKET VALUE AND LIQUIDITY OF YOUR NOTES.

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

Security ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by the final scheduled payment date for that class of notes. A rating agency may revise or withdraw its ratings at any time in its sole discretion, and the ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes as a result of, among other things, losses on the receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis or due to general adverse trends in the economy or otherwise. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to take any action to maintain any ratings of the notes. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected. Notes issued in connection with an asset-backed securitization program sponsored by the sponsor may be placed under review for downgrade or may be downgraded at any time by certain or all of the rating agencies hired to rate those notes.

It is possible that, on, prior to or after the closing date, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. None of the sponsor, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus and you should consult with your financial and legal advisors regarding the impact of an unsolicited rating on any class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.

Further, it may be perceived that a Hired Agency has a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by a Hired Agency for its rating services. The perceived conflict of interest may have an adverse effect on the market value of your notes and the ability to resell your notes.

Returns on your notes may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the [issuing entity][grantor trust].

You may receive payments on your notes earlier or later than you expected, which may adversely affect your ability to reinvest amounts paid to you at a rate of return that is equal to or greater than the rate of return on your notes. The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date.

The amount of distributions of principal of your notes and the time when you receive those distributions depend in part on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments (including as a result of refinancing) or defaults of the receivables. Additionally, if the sponsor [or the servicer] is required to repurchase [or purchase, as applicable,] receivables from the [issuing entity][grantor trust] because of a breach of an applicable representation or warranty as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Collection, Extensions and Modifications of Receivables” and “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties,” payment of principal on the notes will be accelerated.

Additionally, the occurrence of an optional redemption or events of default resulting in acceleration of the notes may result in repayment of the notes prior to the final scheduled payment date for one or more classes of notes. If the receivables are sold upon exercise of a “clean-up call” by the servicer, the issuing entity will redeem the notes then outstanding and you will receive the remaining principal amount of your notes plus accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield. If you bought your notes at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Optional Redemption” in this prospectus.

Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

The securities will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the offered notes. The underwriters will do so by offering to buy the offered notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the offered notes or otherwise make a market for any class of notes, and may stop making offers at any time. In addition, the underwriters and other broker dealers may be unable, unwilling or restricted from making a market in, or publishing quotations on, the offered notes due to regulatory requirements or otherwise. A market for the offered notes may not develop, or if one does develop, it may not continue or provide sufficient liquidity. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. Further, because the offered notes will be in book-entry form, this may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Additionally, events in the domestic and global financial markets (including rising inflation and potential instability and volatility as a result of global political and economic events) could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and continuing events in such markets have caused, and may again cause, a significant reduction in the liquidity in the secondary market for asset-backed securities. In particular, asset-backed securities backed by sub-prime receivables and asset-backed securities in the form of subordinate notes have experienced reduced liquidity. Such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

[CERTAIN TAX ASPECTS RELATING TO THE ISSUING ENTITY, THE GRANTOR TRUST AND THE NOTES MAY ADVERSELY AFFECT THE RETURN ON YOUR NOTES AND THE MARKET VALUE AND LIQUIDITY OF YOUR NOTES.]

[One or more classes of notes may be issued with original issue discount for U.S. federal income tax purposes.]

[One or more classes of notes may be issued with original issue discount for U.S. federal income tax purposes. A noteholder generally will be required to accrue original issue discount on a current basis as ordinary income and pay tax accordingly, even before such noteholder receives cash attributable to that income and regardless of such noteholder’s method of tax accounting. See “Material Federal Income Tax Considerations” in this prospectus.]

[The issuing entity [or the grantor trust] could be subject to U.S. federal income tax.]

[The issuing entity and the grantor trust are not currently subject to United States federal net income tax. However, there can be no assurance that the issuing entity and the grantor trust will not in the future be subject to United States federal net income tax by the United States or some other jurisdiction, for example, as a result of a change in law or unanticipated activities. In particular, if the issuing entity or grantor trust were treated as an association (or publicly traded partnership) taxable as a corporation, it would be treated as a domestic corporation for United States federal income tax purposes and would be subject to United States corporate income tax. In the event that the issuing entity or the grantor trust becomes subject to tax, the issuing entity’s ability to make payments on the notes and the certificates may be impaired.]

[There is a risk of withholding tax if any class of notes are recharacterized as equity.]

[Tax counsel to the issuing entity will issue an opinion, subject to the assumptions and qualifications therein, to the effect that, when issued, the [Class E] notes [should] be treated as debt for United States federal income tax purposes, except to the extent such notes are retained by the depositor or conveyed to an affiliate of the depositor.][No opinion of counsel will be delivered with respect to the treatment of the [Class E] notes as debt for United States federal income tax purposes.] As such, there is uncertainty with respect to the characterization of the [Class E notes] for United States federal income tax purposes. If the Internal Revenue Service successfully contended that any class of notes should be recharacterized as equity interests in the issuing entity, the Internal Revenue Service may further assert that the issuing entity should be required to withhold tax with respect to any such notes held by Non-U.S. Persons. Further, the issuing entity could be liable for any failure to so withhold, thereby reducing the cash flow that would otherwise be available to make payments on all of the notes. For further discussion, see “Material Federal Income Tax Considerations—Characterization of the Issuing Entity and the Certificates” in this prospectus.]

Non-U.S. Persons investing in notes could be treated as engaged in a U.S. trade or business for United States federal income tax purposes on account of their own activities.

As discussed under “Material Federal Income Tax Considerations” in this prospectus, the U.S. federal income tax treatment of the notes to a beneficial owner that is a Non-U.S. Person turns on a number of facts, including whether interest on the notes paid to or accrued by the Non-U.S. Person is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person. The determination of whether a Non-U.S. Person is engaged in a trade or business within the United States with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such Non-U.S. Person, which are necessarily unique to that Non-U.S. Person. No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the United States or whether (or under which circumstances) the acquisition of newly issued debt, such as a note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances. In addition, certain activities undertaken or performed by or for a Non-U.S. Person through agents and other third parties could be attributed to the Non-U.S. Person in determining whether the Non-U.S. Person is engaged in a trade or business within the United States. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Internal Revenue Code is similarly unclear. Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires a note. Therefore, prospective investors are urged to consult their own tax advisors to determine their treatment under these rules in respect of the acquisition of a note and taking into account their own particular facts relating to such acquisition.

[There is a risk of taxable deemed exchange of notes if the transaction documents are amended.]

[The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications,” could result in a taxable deemed exchange of the notes for United States federal income tax purposes. This could result in gain or loss recognition for noteholders, and could potentially result in original issue discount (“OID”) with respect to the notes following such modification.]

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the receivables from SC; and

•	[deposit the pre-funded amount, if any, into the pre-funding account; and] make the initial deposit into the reserve account.

The depositor or its affiliates will also use a portion of the net proceeds of the offering of the notes to pay their respective debts, including warehouse debt secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Any such debt may be owed to the owner trustee, the indenture trustee or to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines. Affiliates of the depositor currently obtain warehouse funding from one or more of the underwriters and from [the indenture trustee][the owner trustee] (or from their respective affiliates), so a portion of the proceeds that are used to pay warehouse debt will be paid to the underwriters, [the indenture trustee,] [the owner trustee,] [the swap counterparty,] and/or their respective affiliates.

THE ISSUING ENTITY [AND THE GRANTOR TRUST]

Limited Purpose and Limited Assets

[Santander] Drive Auto Receivables Trust 20[●]-[●] is a [statutory trust formed on [     ] [●], 20[●], under the laws of the State of Delaware] for the purpose of owning receivables and issuing notes. The issuing entity will be operated pursuant to a trust agreement. [SC][ ] will be the administrator of the issuing entity. The issuing entity will also issue one or more non-interest bearing certificates in a nominal aggregate principal amount of $[100,000] representing the beneficial interest in the issuing entity, which are subordinated to the notes. Only the notes [(other than the Class E notes)] are being offered hereby, but the depositor may transfer all or a portion of [the Class E notes and] the certificates to an affiliate or sell all or a portion of [the Class E notes and] the certificates on or after the closing date. [However, the portion of the certificates retained by the depositor or another majority-owned affiliate of SC to satisfy U.S. credit risk retention rules will not be sold, transferred, subjected to any credit risk mitigation or hedged except as permitted under, or in accordance with, those rules. See “The Sponsor—Credit Risk Retention.”] On each payment date, the certificateholders will be entitled to any available funds remaining on that payment date after all deposits and distributions of higher priority have been made, as described in “The Indenture—Priority of Payments” in this prospectus.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificates;

•	making payments on the notes and distributions on the certificates;

•	selling, transferring and exchanging the notes and the certificates to the depositor;

[•	entering into and performing its obligations under the interest rate [swap][cap] agreement;]

[•	acquiring, holding and managing the grantor trust certificate and the other assets of the issuing entity;]

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals, directly or indirectly, from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

[•

forming the grantor trust, entering into, executing, delivering and performing its obligations under the grantor trust agreement and transferring the receivables to the grantor trust pursuant to the receivables contribution agreement;]

[•	pledging the grantor trust certificate and other assets of the issuing entity pursuant to the indenture;]

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transfer agreements; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or engaging in other activities as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificates.

The issuing entity’s principal offices are in [________], Delaware, in care of [____________], as owner trustee. The issuing entity’s fiscal year ends on December 31st.

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Amendment Provisions” in this prospectus.

[Grantor Trust]

[[Santander] Drive Auto Receivables Grantor Trust 20[●]-[●] is a statutory trust formed on [__________] [●], 20[●] under the laws of the State of Delaware for the purpose of owning receivables. The grantor trust will be operated pursuant to a trust agreement. [SC][__] will be the administrator of the grantor trust.

The grantor trust will engage in only the following activities:

• issuing the grantor trust certificates;

• making distributions on the grantor trust certificates;

• selling, transferring and exchanging the grantor trust certificates to the issuing entity;

• acquiring, holding and managing the receivables and other assets of the grantor trust;

• pledging the receivables and other assets of the grantor trust pursuant to the indenture;

• entering into, executing, delivering and performing its obligations under the transfer agreements; and

• taking any action necessary, suitable or convenient to fulfill the role of the grantor trust in connection with the foregoing activities or engaging in other activities as may be required in connection with conservation of the assets of the grantor trust.

The grantor trust’s principal offices are in [________], Delaware, in care of [____________], as grantor trust trustee. The grantor trust’s fiscal year ends on December 31st.

The grantor trust’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Amendment Provisions” in this prospectus.]

Capitalization and Liabilities of the Issuing Entity

The expected assets of the issuing entity as of the closing date will be as follows:

[Receivables][Grantor Trust Certificate](1)	$	[	●]
[Pre-Funding Account – Initial Balance]	$	[	●]
Reserve Account – Initial Balance(2)	$	[	●]
[Yield Supplement Overcollateralization Amount]	$	[	●]

(1)	Pool Balance as of the cut-off date [represented by the grantor trust certificate held by the issuing entity].
(2)	[Based on the statistical pool of receivables.] This amount may be adjusted upward. To be an amount not less than [●]% of the Pool Balance as of the cut-off date.

The expected liabilities of the issuing entity as of the closing date will be as follows(1):

Class A-1 Asset Backed Notes		$	[●]
Class A-2[-A] Asset Backed Notes	}	$	[●]
[Class A-2-B Asset Backed Notes]
Class A-3 Asset Backed Notes		$	[●]
[Class A-4 Asset Backed Notes]		$	[●]
Class B Asset Backed Notes		$	[●]
Class C Asset Backed Notes		$	[●]
Class D Asset Backed Notes		$	[●]
[Class E Asset Backed Notes](2)		$	[●]

Total		$	[●]

(1)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(2)	[The Class E notes are not being offered hereby.]

[The issuing entity will also be liable for payments to the swap counterparty as described in “The Notes – Interest Rate Swap Agreement.”][The issuing entity will also be liable for the premium to the cap provider as described in “The Notes—Interest Rate Cap Agreement.”]

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be [the grantor trust certificate, representing the entire beneficial ownership in the grantor trust. The primary assets of the grantor trust will be] the receivables, which are amounts owed by individuals under motor vehicle retail installment sale contracts [and/or installment loans] used to purchase motor vehicles [or refinance existing contracts] [or loans secured by motor vehicles]. Substantially all of the receivables are the obligations of obligors with credit histories that are below prime or otherwise considered “sub-prime”.

The issuing entity property will consist of [the grantor trust certificate and] all the right, title and interest of the issuing entity [and the grantor trust] in and to:

•

the receivables acquired by the issuing entity from the depositor [and by the grantor trust from the issuing entity] on the closing date [and on each funding date] and payments made on the receivables [on or] after the [initial] cut-off date [and related subsequent cut-off date, as applicable];

•	the security interests in the financed vehicles and all certificates of title to those financed vehicles;

•

all receivable files relating to the receivables including the related original motor vehicle retail installment sale contracts [and/or installment loans] and all certificates of title to the related financed vehicles;

•

rights to any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor providing coverage against theft of or loss or damage to the related financed vehicle, (2) claims on any credit life or credit disability insurance maintained by an obligor in connection with any receivable or (3) refunds in connection with extended service agreements relating to receivables which become Defaulted Receivables after the cut-off date;

•	any other property securing the receivables;

[•	rights under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;]

•

rights to amounts on deposit in the reserve account, the collection account[, the pre-funding account] and any other account established pursuant to the indenture or the [administration agreement][servicing agreement] (other than the certificate distribution account) and all cash, investment property and other property from time to time credited thereto and all proceeds thereof;

•	rights under the sale agreement, the servicing agreement, the administration agreement [,][and] the purchase agreement [and the receivables contribution agreement]; and

•	the proceeds of any and all of the above.

The issuing entity [and the grantor trust] will pledge the issuing entity property to the indenture trustee under the indenture. For a description of the sale and transfer of the issuing entity property as well as the creation, perfection and priority status of the security interest in that property in favor of the issuing entity [or the grantor trust, as applicable], see “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Sale and Assignment of Receivables.”

Prior to formation, [neither] the issuing entity [nor the grantor trust] will have [no] assets or obligations. After formation, [neither] the issuing entity [nor the grantor trust] will [not] engage in any activity other than acquiring and holding the related receivables and the issuing entity property, issuing the related securities, distributing payments in respect thereof and any other activities described in this prospectus and in the trust agreement [of the issuing entity][or the grantor trust agreement]. [Neither] The issuing entity [nor the grantor trust] will [not] acquire any receivables or assets other than the issuing entity property.

THE TRUSTEES

The Owner Trustee[and the Grantor Trust Trustee]

[[__________] will act as “owner trustee” under the trust agreement [and the “grantor trust trustee” under the grantor trust agreement]. [__________] is a [__________] existing under the laws of [__________] authorized to exercise trust powers. The owner trustee [and the grantor trust trustee] maintain[s] its principal office at [__________]. [__________] has served and currently is serving as owner trustee [and grantor trust trustee] for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

The owner trustee’s [and the grantor trust trustee’s] liability in connection with the issuance and sale of the notes is limited solely to the express obligations of [each such][the owner] trustee set forth in the [respective] trust agreement. The depositor and its affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates. [Each of] The owner trustee [and the grantor trust trustee] will be paid a fee, as described in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement – Fees and Expenses” in this prospectus, and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee [or the grantor trust trustee] in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described in “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the sponsor.

[The owner trustee is an affiliate of one of the underwriters.]

For a description of the roles and responsibilities of the owner trustee [and the grantor trust trustee], see “—Role of the Owner Trustee[, the Grantor Trust Trustee] and the Indenture Trustee” in this prospectus.

Resignation or Removal of the Owner Trustee [or the Grantor Trust Trustee]

The owner trustee [and the grantor trust trustee] may resign at any time, in which event the depositor and the administrator [(in the case of the owner trustee) or the issuing entity (in the case of the grantor trust trustee)], acting jointly, will be obligated to appoint a successor owner trustee [or grantor trust trustee]. The depositor [or the issuing entity, as applicable,] and the administrator will remove the owner trustee [or the grantor trust trustee] if [the owner trustee][such trustee] ceases to be eligible to continue as such under the [applicable] trust agreement or if [the owner trustee][such trustee] becomes insolvent or is otherwise incapable of acting. In such circumstances, the depositor [or the issuing entity, as applicable,] and the administrator, acting jointly, will be obligated to appoint a successor owner trustee [or grantor trust trustee]. Any resignation or removal of the owner trustee [or the grantor trust trustee] and appointment of a successor owner trustee [or grantor trust trustee] does not become effective until acceptance of the appointment by the successor owner trustee [for the issuing entity][or grantor trust trustee] and payment of all fees and expenses owed to the outgoing owner trustee [or grantor trust trustee].

The Indenture Trustee

[[__________], a [__________], is the “indenture trustee” under the indenture for the benefit of the noteholders.]

[The indenture will be administered from the indenture trustee’s corporate trust office located at [__________].]

[[__________] has provided corporate trust services since [●]. As of [__________], 20[●], [__________] was acting as trustee with respect to over [●] issuances of securities with an aggregate outstanding principal amount of over $[●] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.]

[The indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [__________]. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at (___) ___-____.]

[The indenture trustee is an affiliate of one of the underwriters.]

For a description of the provisions governing resignation and removal of the indenture trustee, see “The Indenture—Resignation or Removal of the Indenture Trustee” in this prospectus. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the indenture trustee, see “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Indemnification of the Indenture Trustee[,][ and] the Owner Trustee[ and the Grantor Trust Trustee]” in this prospectus.

For a further description of the roles and responsibilities of the indenture trustee, see “—Role of the Owner Trustee[, the Grantor Trust Trustee] and the Indenture Trustee” below.

[As of [__________], 20[●], [__________] was acting as indenture trustee, registrar and paying agent on [●] issuances of automobile receivables-backed securities with an outstanding aggregate principal amount of approximately $[●].]

Role of the Owner Trustee[, the Grantor Trust Trustee] and the Indenture Trustee

[Neither][None of] the owner trustee[, the grantor trust trustee] [n]or the indenture trustee will make any representations as to the validity or sufficiency of the sale agreement, the servicing agreement, the trust agreement, [the grantor trust agreement,] the administration agreement, the indenture, the asset representations review agreement, the securities or any receivables or related documents. As of the closing date, [neither][none of] the owner trustee[, the grantor trust trustee] [n]or the indenture trustee will have examined the receivables. If no event of default has occurred under the indenture, the owner trustee[, the grantor trust trustee] and the indenture trustee will be required to perform only those duties specifically required of them under the sale agreement, the servicing agreement, the trust agreement, [the grantor trust agreement,] the administration agreement or the indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee [, the grantor trust trustee] or the indenture trustee under the sale agreement, the servicing agreement, the trust agreement, [the grantor trust agreement,] the administration agreement or the indenture, as applicable, and the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the [servicer][administrator].

[Neither] The owner trustee [nor the grantor trust trustee] will be under [no][any] obligation to exercise any of the issuing entity’s powers [or the grantor trust’s powers, as applicable,] or powers vested in it by the sale agreement, the servicing agreement, the trust agreement[, the grantor trust agreement] or the indenture, or other related documents as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the certificateholders, unless [those][the applicable trust’s] certificateholders have offered to [such][the owner] trustee security or indemnity reasonably satisfactory to it against the reasonable costs, expenses and liabilities which may be incurred therein or thereby. Under no circumstances will the owner trustee [or the grantor trust trustee] be required to take, expend or risk its own funds or to take any action at the direction of the noteholders or the [applicable trust’s] certificateholders if it will determine or be advised by counsel that such action is contrary to the transaction documents or applicable law.

The indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the indenture or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” or to the investors’ rights to communicate with other investors described under “The Indenture—Noteholder Communication; List of Noteholders”), unless those noteholders have offered to the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses and liabilities which may be incurred by it, its agents and its counsel in compliance with such request or direction (including any legal fees, costs and expenses incurred in connection with any enforcement (including any action, claim or suit) by the indenture trustee of any indemnification or other obligation of the noteholders).

The owner trustee[, the grantor trust trustee] and the indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions or for the enforcement or conflict of interest matters, the owner trustee[, the grantor trust trustee] and the indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of a co-trustee, any rights, powers, duties and obligations of the owner trustee[, the grantor trust trustee] or indenture trustee under the transaction documents that are conferred upon the co-trustee will be exercised or performed by the co-trustee jointly, or, in any jurisdiction in which the owner trustee[, the grantor trust trustee] or indenture trustee is incompetent or unqualified to perform specified acts, singly by the co-trustee subject to applicable direction.

The sponsor, the administrator, the servicer and the depositor may maintain other banking relationships with the owner trustee[, the grantor trust trustee] and the indenture trustee in the ordinary course of business.

The owner trustee[, the grantor trust trustee] and indenture trustee will be entitled to certain fees and indemnities described under “The Transfer Agreements, the Servicing Agreement and the Administration

Agreement—Fees and Expenses” and “—Indemnification of the Indenture Trustee[,][ and] the Owner Trustee[ and the Grantor Trust Trustee]” in this prospectus.

[For a further description of the roles and responsibilities of the indenture trustee, see “The Indenture” and “The Transfer Agreements, the Servicing Agreement and the Administration Agreement” in this prospectus.]

THE DEPOSITOR

Santander Drive Auto Receivables LLC, a wholly-owned special purpose subsidiary of SC, is the depositor and was formed on February 23, 2006 as a Delaware limited liability company as Drive Auto Receivables LLC. On February 20, 2007, Drive Auto Receivables LLC changed its name to Santander Drive Auto Receivables LLC. The principal place of business of the depositor is at 1601 Elm Street, Suite 800, Dallas, Texas 75201. You may also reach the depositor by telephone at (214) 292-1930. The depositor was formed to purchase, accept capital contributions of or otherwise acquire motor vehicle retail installment sale contracts [and/or installment loans] and motor vehicle loans; to own, hold, service, sell, assign, transfer, pledge, grant security interests in or otherwise exercise ownership rights with respect to receivables; to issue and sell one or more securities; to enter into and deliver any agreement which may be required or advisable to effect the administration or servicing of receivables or the issuance and sale of any securities, and to perform its obligations under each agreement to which it is a party; to establish any reserve account, spread account or other credit enhancement for the benefit of any securities issued by an issuing entity and to loan, transfer or otherwise invest any proceeds from receivables; to purchase financial guaranty insurance policies for the benefit of any security issued by an issuing entity, to enter into any interest rate or basic swap, cap, floor or collar agreements, currency exchange agreements or similar hedging transactions relating to any receivables or for the benefit of any security issued by an issuing entity; and to prepare and file registration statements and prospectuses relating to notes to be offered and sold. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes. Since its inception, the depositor has been engaged in these activities solely as (i) the transferee of contracts from SC pursuant to contribution or purchase agreements, (ii) the transferor of contracts to securitization trusts pursuant to sale and servicing agreements, (iii) the depositor that may form various securitization trusts pursuant to trust agreements and (iv) the entity that executes underwriting agreements and purchase agreements in connection with issuances of asset-backed securities.

THE SPONSOR

Santander Consumer USA Inc. (“SC”), an Illinois corporation, is the sponsor, and will also serve as the originator, [the servicer,] the administrator [and the custodian] with respect to the receivables. The principal place of business of SC is 1601 Elm Street, Suite 800, Dallas, Texas 75201. You may also reach SC by telephone at (214) 634-1110. SC and its predecessors have been engaged in the securitization of motor vehicle retail installment sale contracts since the first quarter of 1998 and have sponsored over [●] securitizations of auto contracts.

SC was incorporated on November 23, 1981 in the State of Illinois. SC is a wholly-owned subsidiary of Santander Consumer USA Holdings Inc., a Delaware corporation.

In 2013, SC and FCA US LLC (“Stellantis”), a subsidiary of Stellantis N.V., entered into a ten-year Master Private Label Financing Agreement (“MPLFA”) under which SC has been Stellantis’ preferred provider for consumer auto loans and leases and dealer loans. In April 2022, the MPLFA was extended to December 2025, updating certain terms that allow SC to serve in a complementary role to Stellantis’ recently launched captive finance company, Stellantis Financial Services US. In March 2022, SC partnered with Mitsubishi Motors North America, Inc. in a preferred lender program for consumer auto loans and leases and dealer loans.

No securitization sponsored by SC has defaulted or experienced an early amortization triggering event. In some previous transactions that were fully insured as to principal and interest by bond insurers, there have been instances in which one or more receivable performance thresholds (relating to net losses, extensions and/or delinquencies) and/or financial covenants that were negotiated privately with insurers were exceeded. All consequences of exceeding those thresholds have been waived and/or cured and/or the triggers or covenants have been modified, in each case by the applicable bond insurer.

[One of the underwriters is an affiliate of the sponsor.] [An affiliate of the sponsor is the [swap][cap] counterparty [and the servicer].]

Credit Risk Retention

Pursuant to Regulation RR, SC is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. SC intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates of [a combination of] an [“eligible vertical interest”] [a “single vertical security” that is an “eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and] [the establishment of an “eligible horizontal cash reserve account” pledged by the issuing entity to the indenture trustee for the benefit of the noteholders and the issuing entity] in an [aggregate] amount equal to at least 5% of the [fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity.

[Retained vertical interest: [The retained eligible vertical interest will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though SC or one or more of its majority-owned affiliates may retain more than [●]% of one or more classes of notes or of the certificates.][The eligible vertical interest will be evidenced as a single interest with an aggregate principal balance of $[●], or [●]% of aggregate value of the single interest, the notes and the certificates.] The material terms of the notes are described in this prospectus under “The Notes.” The notes of each class retained by SC or one or more of its majority-owned affiliates as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that such retained notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “The Notes – Notes Owned by Transaction Parties.” As described under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” [below], distributions to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. On any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “The Indenture—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts distributable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The other material terms of the certificates are described in this prospectus under “Summary of Terms - The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first 10-D filed by the depositor after the closing date].]

[Retained horizontal interest: The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates.

SC determined the fair value of the notes and the issuing entity’s certificates in accordance with a fair value measurement framework under generally accepted accounting principles.

In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

Level 1: Fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

Level 2: Fair value is calculated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Fair value is calculated using unobservable inputs, such as the sponsor’s data.

SC believes that the fair value of the notes should be categorized within Level 2 of the fair value hierarchy assessment, reflecting the use of inputs derived from prices for similar instruments. SC believes that the fair market value of the issuing entity’s certificates should be categorized within Level 3 of the fair value hierarchy assessment, reflecting the use of significant unobservable inputs on key assumptions, including historical default rates and adjustments to reflect prepayment rates based on available data from comparable securitization transactions of similar assets, discount rates reflective of recent historical equity yields, and recovery rates based on the average severity utilizing reported severity rates and loss severity utilizing available market data from a comparable securitized pool.

The fair value of each class of notes [(except the Class E notes)] is assumed to be substantially equal to the initial principal amount of that class as set forth on the cover of this prospectus [and with respect to the Class A-2 notes, the initial principal amount of the Class A-2-A notes is assumed to be $[●] and the initial principal amount of the Class A-2-B notes is assumed to be $[●]]. [The fair value of the Class E notes is assumed to be calculated at a discount to par by discounting the Class E notes’ expected cash flow (using the assumptions as described under “Maturity and Prepayment Considerations” and assuming an ABS percentage of [●]% at a yield of [●]%-[●]%).] Interest [is assumed to][will] accrue on the notes consistent with the following per annum coupon rates: Class A-1 notes, [●]%[-[●]%], Class A-2[-A] notes, [●]%[-[●]%], [Class A-2-B notes, Benchmark + [●]%[-Benchmark + [●]%]], Class A-3 notes, [●]%[-[●]%], [Class A-4 notes, [●]%[-[●]%],] Class B notes, [●]%[-[●]]%, Class C notes, [●]%[-[●]]%, Class D notes, [●]%[-[●]%], [and Class E notes, [●]%-[●]%]. [With respect to the Class E notes, it is assumed that the Targeted Overcollateralization Amount is reached as of the [●] payment date following the closing date and that interest accrues at [●]% per annum through and including the interest accrual period for the [●] payment date following the closing date, and at a range of [●]% - [●]% per annum for each subsequent interest accrual period.]

[These interest rate ranges are estimated based on recent pricing of asset-backed notes secured by sub-prime motor vehicle receivables issued in similar securitization transactions.]

To calculate the fair value of the issuing entity’s certificates, SC used a discounted cash flow method which uses the forecasted cash flows payable to the certificates and discounts the value of those cash flows to a present value using a rate intended to reflect a hypothetical market yield of the certificates. SC used an internal model to project future interest and principal payments on the receivables to be transferred to the issuing entity, the interest and principal payments on each class of notes, the servicing fee, transaction fees and expenses and deposits necessary to fund the reserve account to an amount equal to the specified reserve account balance. The resulting net cash flows to the certificates are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificates and the credit risks of the receivables.

In connection with the discounted cash flow calculation with respect to the certificates described above, SC made the following additional assumptions:

• interest accrues on the notes at the rates described above [and, in determining the payments on the Class A-2-B notes, the Benchmark Rate is assumed to reset consistent with the applicable forward rate curve as of [the cut-off date], or if such date is not a Business Day, the next Business Day];

• the “clean-up call” option to redeem the notes will be exercised at the earliest opportunity;

• projected cash flows to the certificates are discounted at [●]%;

• interest and principal payments on the receivables are calculated using the hypothetical pools, assumed cut-off dates and related pool characteristics described under “Maturity and Prepayment Considerations”;

[• during the funding period, all funds on deposit in the pre-funding account will be used to acquire subsequent receivables;]

[• during the revolving period, all amount otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor;]

• the receivables prepay in full at a [●]% CRR based on amortization arising from prepayments, where “CRR” means the “Conditional Repayment Rate” and which represents the annualized expected rate of voluntary prepayments of principal as a percentage of the outstanding principal balance of the receivables and is one of the primary methodologies used to evaluate such expected voluntary prepayments; and

• cumulative net losses on the receivables from the cut-off date through maturity of the receivables, as a percentage of the initial pool balance, equal [●]%, and from the cut-off date through the optional redemption of the notes, as a percentage of the initial pool balance, equal [●]% and occur each month at the following rates:

Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss
1	[●]%	18	[●]%	35	[●]%
2	[●]%	19	[●]%	36	[●]%
3	[●]%	20	[●]%	37	[●]%
4	[●]%	21	[●]%	38	[●]%
5	[●]%	22	[●]%	39	[●]%
6	[●]%	23	[●]%	40	[●]%
7	[●]%	24	[●]%	41	[●]%
8	[●]%	25	[●]%	42	[●]%
9	[●]%	26	[●]%	43	[●]%
10	[●]%	27	[●]%	44	[●]%
11	[●]%	28	[●]%	45	[●]%
12	[●]%	29	[●]%	46	[●]%
13	[●]%	30	[●]%	47	[●]%
14	[●]%	31	[●]%	48	[●]%
15	[●]%	32	[●]%	49	[●]%
16	[●]%	33	[●]%	50	[●]%
17	[●]%	34	[●]%	51	[●]%

SC developed these inputs and assumptions by considering the following factors:

• Discount rate applicable to the certificate cash flows – estimated to reflect the credit exposure to the residual cash flows, and derived taking into account the following qualitative factors: [(i) although there is not an actively traded market in asset-backed certificates, any available recent pricing of asset-backed certificates issued in similar securitization transactions backed by sub-prime motor vehicle receivables,] (ii) the performance of prior securitized pools of receivables under the [Santander] Drive Auto Receivables Trust platform, (iii) structural features in the transaction that may impact the stability of certificate cash flows and (iv) the ratings assigned by the Hired Agencies to the most subordinate class of notes in the transaction;

• CRR – estimated considering the composition of the pool of receivables and the performance of securitized pools of receivables in previous securitization transactions sponsored by SC under the [Santander] Drive Auto Receivables Trust platform; and

• Cumulative net loss rate and cumulative net loss timing curve – developed considering SC’s internal loss expectations, the composition of the pool of receivables, the performance of prior securitized pools of receivables under the [Santander] Drive Auto Receivables Trust platform, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. In determining the cumulative net loss rate and cumulative net loss timing curve, SC assumed:

•	a loss timing lag of 120 days, which is consistent with SC’s current charge-off policy whereby a receivable is charged-off no later than the month in which a payment became 120 days past due;

•

(i) a loss severity for each defaulted receivable of [●]%, which is the average loss severity of prior securitized pools under the [Santander] Drive Auto Receivables Trust platform and considers trends in, and future estimates of, used vehicle values and (ii) a recovery in the month after the month of charge-off, which is consistent with SC’s timing experience for the lag time between charge-off of a receivable and receipt of the related liquidation proceeds; and

•

a loss timing curve based on the shape of historical securitization transactions sponsored by SC under the [Santander] Drive Auto Receivables Trust platform, and taking into account the composition of the underlying pool of receivables compared to other securitized pools under the [Santander] Drive Auto Receivables Trust platform. See “The Receivables Pool—Information About Certain Previous Securitizations”.

Based upon the foregoing inputs and assumptions, SC expects the entire portion of the issuing entity’s certificates and the notes to have a fair value of between $[●] and $[●] and the issuing entity’s certificates to have a fair value of between $[●] and $[●], which is between [●]% and [●]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. The portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR is expected to be between [●]% and [●]% Percentage Interest in the issuing entity’s certificates, which SC expects to have a fair value of between $[●] and $[●], which is expected to be at least 5% of the expected fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. The fair values disclosed above are based on the inputs and assumptions described above. Further, the actual characteristics of the receivables to be transferred to the issuing entity on the closing date differ from the assumptions described above and the actual performance of the receivables is likely to differ from the assumed performance (such as the amount of cumulative net losses on the receivables). Consequently, the present value of the projected cash flows on the certificates is expected to vary from the discounted actual cash flows on the certificates, and you should not assume that the fair value of the issuing entity’s certificates will be equal to or greater than the present value of the actual cash flows on the certificates.

SC will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount, in each case, as of the closing date, will be included in the first periodic report on Form 10-D filed by the depositor after the closing date, together with a description of any material changes in the method or inputs and assumptions used to calculate the fair value. Because all of the issuing entity’s certificates are expected to be retained by the depositor or another majority-owned affiliate of SC on the closing date, the first periodic report on Form 10-D filed by the depositor after the closing date will also disclose the portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR.

As described under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” below, distributions to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration”, any resulting shortfall will, through operation of the priority of payments, reduce amounts distributable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “Summary of Terms—The Certificates.”]

SC does not intend to transfer or hedge the portion of the retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. All or a portion of the retained eligible [vertical][horizontal residual] interest may be transferred on or after the closing date to any other majority-owned affiliate of SC that is also a wholly-owned special purpose subsidiary of SC.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

THE ORIGINATOR

[All of the receivables were originated by SC]. We use the term “originator” to refer to SC. The following is a description of the origination, underwriting and servicing procedures used by SC with respect to the receivables originated by SC and transferred to the issuing entity [and then to the grantor trust].

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

The originator originated the receivables through a variety of origination channels across a wide spectrum of credit quality obligors ranging from prime credit obligors to sub-prime credit obligors. Sub-prime receivables, in general, are expected to have higher loss rates and delinquency rates than receivables that represent the obligations of prime credit obligors.

Receivable and Calculation Methods

Each receivable has a fixed monthly payment and will amortize in full over its term assuming payments are made on time. Each contract utilizes the “simple interest method” for allocating its payment amount. Simple interest is calculated by multiplying the daily interest rate by the principal, by the number of days that elapse between payments.

Receivable Origination Channels

SC primarily originated the receivables by purchasing motor vehicle installment sale contracts [and/or installment loans] from dealers pursuant to a dealer agreement between SC and the dealer. In addition, SC originated some of the receivables directly with the obligor in connection with vehicle purchases by customers at the end of a lease. SC also originated some of the receivables through pass-through arrangements in place with third parties. [As discussed above, SC also acquires receivables from time to time from third parties.]

Each dealer agreement, among other things, sets out the guidelines and procedures of the purchasing and origination process. These dealer agreements generally provide for the repurchase by the dealer of any receivable for its outstanding principal balance, plus accrued but unpaid interest, if any representations or warranties made by the dealer relating to the receivable are breached. The representations and warranties typically relate to the origination of a receivable and the security interest in the related financed vehicle and not to the collectability of the receivable or the creditworthiness of the related obligor.

Active dealers are monitored in accordance with SC’s dealer performance management strategy and framework using metrics designed to monitor the performance of its network of dealers. SC’s dealer management conducts an initial holistic review when a referral is sent from a functional area or when a dealer fails to meet specified program metrics to determine the appropriate course of action (e.g., dealer quality review, escalation, etc.). Under SC’s dealer management progression, if issues are identified by SC during a dealer quality review, then the dealer will be placed on a treatment plan or a performance discussion with the dealer will be scheduled. Dealers on a treatment plan are re-evaluated after completion of the treatment plan, and are either returned to regular monitoring, subject to stipulations, as described below under “—Credit Risk Management and Underwriting—Funding of Approved Contracts and Stipulations”, or are recommended for deactivation.

Additionally, for customers who have leased a vehicle through the “Chrysler Capital” channel, SC provides financing to those customers in connection with purchases of the vehicles at lease maturity.

Under the pass-through arrangements, strategic partners direct applications to SC, which are then reviewed by SC. In most cases, “pass-through” receivables are underwritten using the same processes and decision models as other types of receivables originated by SC, although the specific underwriting criteria and contract terms may vary among programs. In some cases, SC funds the loan to the related obligor directly, while in other cases, the related pass-through counterparty funds the loan at closing and sells it to SC on the following Business Day.

In the case of dealer-originated receivables (including receivables originated through pass-through arrangements) evidenced by tangible contracts, contract packages were sent by the dealers to SC. Key documentation was scanned to create electronic images and electronically forwarded to the originator’s centralized receivable processing department. The original documents were subsequently sent to an outsourced storage location and stored in a fire-resistant vault. Upon electronic receipt of contract documentation, the receivable processing department reviewed the contract packages for proper documentation and regulatory compliance and completed the entry of information into SC’s loan accounting system.

Credit Risk Management and Underwriting

Credit Risk Management Overview

SC is required to operate within sound, well-defined credit-underwriting criteria that are consistent with applicable regulatory and supervisory guidelines. In furtherance of the foregoing, SC adopted a policy (the “Loan Policy”) establishing principles and requirements for the management of credit risk stemming from retail consumer auto lending activities. In addition to the Loan Policy, SC has adopted a credit policy limit standard which provides guidance regarding when an originated contract would be considered an exception to SC’s underwriting guidelines (the “Credit Guidelines”). SC has revised, and will continue to revise, the Loan Policy and Credit Guidelines from time to time.

The Loan Policy is designed to support the effective identification, assessment, control, monitoring and reporting of credit risks across the retail consumer auto lending lifecycle, including but not limited to application acquisition, decisions and originations, funding, servicing and collections. The principles and requirements in the Loan Policy apply to all retail consumer auto lending activities of SC.

Under the Loan Policy, SC has established a suite of key risk indicators to monitor and control credit risk, including the establishment of triggers and limits, ongoing monitoring and reporting, and escalation and management of breaches.

Application Decisioning and Underwriting

In accordance with the Loan Policy and Credit Guidelines, originations generally include at a minimum an evaluation of applicant credit history, ability to repay, and collateral. SC utilizes a proprietary underwriting platform for loan originations. Currently, the majority of applications are auto-decisioned. Once a dealer submits an application electronically, SC’s systems implement an automated process which (i) acquires external data, such as credit bureau data, (ii) scores the transaction using a custom risk score, (iii) writes key data in SC’s system of record in a form that cannot be manually modified, (iv) establishes a risk-adjusted price and (v) issues an electronic response or proposal directly to the dealer. The entire automated process occurs typically within seconds of receipt of the electronic loan application. If an auto-decision is not rendered, the application will be manually reviewed, have system recommendations applied, and be manually decisioned. Should a dealer wish to make changes to the initial proposal, the dealer may submit an updated deal structure request, which may be completed electronically or through other methods such as direct discussions between the dealer and SC.

SC’s current decision model produces a custom risk score which is utilized in assessing credit risk, establishing appropriate risk-based pricing and ensuring an acceptable level of return. An applicant’s custom risk score is documented in SC’s system of record and may not be modified manually. Credit decisions are based on multiple factors including, but not limited to: the custom risk score, existence and value of a trade-in or down payment, income, length and depth of credit history, affordability and value of the financed vehicle. The custom risk score is reviewed and adjusted periodically to assess its predictive capability. However, credit scoring and credit models do not eliminate credit risk. New custom risk scores may be developed, reviewed and approved based on internal policy. From time to time SC refines, and in the future may further refine, its credit scoring methodology and decision model.

After applying the custom risk score, the application is allocated a price tier based on a loan structure, which drives final pricing. Under SC’s pricing model, SC has the flexibility to compensate for risk either by increasing the APR under a contract and/or by purchasing the contract from the dealer at a discount. Approval by the automated system yields one of the following status results, which take into account both the risk of the applicant as well as the proposed structuring and pricing for a contract: (i) Approved, whereby the credit application and deal structure meet governing parameters and credit is offered on the terms requested; (ii) Conditioned, whereby the applicant’s custom risk score is above SC’s minimum cutoff, but the requested structure or vehicle does not meet the requirements of an approval; (iii) Counteroffer, whereby a decision to grant credit is given in a different amount or on other terms than requested; (iv) Decline, whereby the applicant’s custom risk score did not meet the minimum requirement for a particular loan and collateral type; and (v) Reject, whereby an application is submitted but it does not meet SC’s minimum credit criteria, such as minimum age. SC does not purchase a contract from the related dealer if the final status result for the related application is Decline or Reject.

As discussed above, SC has revised the Loan Policy and refined its credit scoring methodology and decision model from time to time. Consequently, receivables included in the pool have been originated under multiple iterations of the Loan Policy and Credit Guidelines (including predecessors to such policy and guidelines). Each version of the Loan Policy provides guidance regarding when an originated contract would be considered an exception to SC’s underwriting guidelines.

Each Loan Policy and the related Credit Guidelines outline underwriting “policy limits.” Some examples of currently used policy limit categories are: maximum payment-to-income; maximum debt-to-income; maximum LTV; maximum term; maximum age of the financed vehicle; minimum amount financed; maximum amount financed; maximum mileage; maximum financed amount of ancillary (or “backend” products); and maximum payment amount. However, not all policy limit categories are used or required based on the origination channel or anticipated risks. From time to time, SC has revised the policy limits, and expects to continue revising the policy limits, by adding or removing policy limit categories and/or by revising the applicable policy limit threshold at which an exception occurs.

For example, under the initial Loan Policy, any contract which exceeded a policy limit (as then in effect) at origination was considered an exception to SC’s underwriting guidelines. However, the initial Loan Policy also included “operating limits” applicable to various loan parameters. These operating limits were initial thresholds that required contracts to be manually reviewed by credit specialists while policy limits were thresholds beyond which a contract would be considered an exception.

Subsequent iterations of the Loan Policy and related Credit Guidelines have incorporated the concept of compensating factors. Policy limits may be exceeded up to a specified cap if a compensating factor is present, and the originated contract would then not be considered an exception to SC’s underwriting policies. Compensating factors are analytically derived deal structure and/or credit bureau attributes that contribute to positive performance of the related contracts at a level comparable to contracts originated within the policy limits. If a policy limit is exceeded without the requisite compensating factor or is exceeded beyond the specified cap for that limit, then approval by the appropriate level of seniority within SC is required. From time to time, SC may elect not to apply compensating factors in the underwriting process. Currently, SC does not consider compensating factors when assessing whether a contract would be considered an exception to SC’s underwriting policies, but may elect to do so in the future.

In 2021, SC began piloting a new decision platform, referred to as the “Pricing Decision Platform”, as part of the further evolution of SC’s custom risk score and pricing model. The credit policy limit framework under the Pricing Decision Platform, including the definition of exceptions, is similar to the credit policy limit framework and definition of exceptions applicable under the previous Loan Policy and Credit Guidelines. To facilitate a smooth transition to the new Pricing Decision Platform, SC had continued to underwrite contracts in accordance with the Loan Policy and Credit Guidelines while slowly increasing the percentage of contracts underwritten in accordance with the Pricing Decision Platform. All new contracts are underwritten in accordance with the Pricing Decision Platform.

[As discussed above, SC’s policies and practices have evolved over time, and the methodology for determining whether a receivable constitutes an exception to SC’s underwriting guidelines has similarly evolved. Receivables originated prior to August 31, 2017 were originated prior to the implementation of the auto loan operating policy and the August 31, 2017 modifications to the credit risk management auto standard that preceded the Loan Policy. Solely for determining whether a receivable was considered by SC to be an exception to its underwriting guidelines for purposes of the tables below under “The Receivables Pool—Exceptions to Underwriting Criteria”, a receivable originated on or prior to August 31, 2017 is deemed an exception if it does not conform to the policy limits outlined in the most recent version of the Credit Guidelines and Loan Policy (without giving effect to the Pricing Decision Platform), even if that receivable was underwritten and originated in conformance with the underwriting policy in effect at the time of origination.]

[To the extent material, disclosure about origination and underwriting of receivables with commercial obligors to be inserted.]

Funding of Approved Contracts and Stipulations

Underwriting decisions are based on information provided to SC by the applicant and the dealer. However, SC may verify the identity, employment, income, residency and other applicant or vehicle information in accordance with SC’s origination guidelines either before the application is approved and/or before the contract is funded in connection with a stipulation. Stipulations are action or documentation requirements systemically and/or manually applied within the systems that do not alter the underlying terms of the approval. Stipulations can be applied during the underwriting or funding process and could result in additional information, consumer contact or specific loan parameters that must be satisfied before the loan is purchased. Stipulations may vary depending on SC’s assessment of the overall risk a dealer presents to SC and its customers and may be waived in accordance with SC’s funding override procedures. Prior to funding an approved contract, SC employs its proprietary electronic platform, which was designed to handle the entire post-approval funding process, including the archiving of documents, applicant verification process and any re-calculation of final pricing based on any revisions to the original contract terms. SC’s operations department has procedures outlining when verifications are required and what the acceptable forms of information are for each verification; these verification procedures have evolved over time, and are subject to further revision and refinement. Verification documentation generally address applicant identity, insurance verification, proof of income, proof of residence and proof of employment.

From time to time following the origination of a receivable, the interest rate specified on the related contract may be decreased at the discretion of the originator after review of the original interest rate. Any such decrease is reflected in a customer adjustment letter sent to the obligor.

SC generates a proprietary loan funded score (formerly known as loss forecasting score) after each contract is funded. The proprietary loan funded score is used by SC to further assess the probability that a funded loan will default and is based on the data used under SC’s credit scoring model as well as final loan structure, pricing terms, and additional risk factors and attributes that SC’s credit risk management department considered relevant in the development of SC’s proprietary loan funded scoring model. SC’s loan funded scoring model is reviewed and adjusted periodically to assess its predictive capability. SC has in the past updated its loan funded scoring model and may further refine the model from time to time.

THE SERVICER

[SC will be the servicer for [all] of the receivables. We refer to SC as the “servicer.” SC (or its predecessor in interest) has been servicing [sub-prime] motor vehicle installment sale contracts since 1997. In addition, SC has acted as servicer for over [●] securitizations of sub-prime motor vehicle retail installment sale contracts sponsored by SC since the first quarter of 1998, as well as [●] acquired securitizations. SC also services contracts for third parties.]

[SBNA will be the servicer for [all] of the receivables. We refer to SBNA as the “servicer.” SC, an affiliate of SBNA, has been servicing [sub-prime] motor vehicle installment sale contacts since 1997. As of [date], SBNA assumed responsibility for [a majority of] the motor vehicle receivable servicing previously performed by SC. SBNA has adopted the servicing policies and procedures of SC. SBNA also services contracts for third parties.]

[All servicing and processing for the receivables will be performed by the servicer. The servicer will be responsible for billing, collecting, accounting and posting all payments received with respect to the receivables, responding to obligor inquiries, taking steps to maintain the security interest granted in the financed vehicles or other collateral, coordinating the ongoing liquidation of repossessed collateral, and generally monitoring each receivable and the related collateral. Information about the servicing practices of SC is set forth below under “Servicing of the Receivables.”

The servicer will have the right to delegate, at any time without notice or consent, certain servicing and processing responsibilities of the receivables to other entities pursuant to the servicing agreement. Such delegation will not release the servicer of its responsibility with respect to its duties under the servicing agreement, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement” which describes other obligations of the servicer under the servicing agreement.]

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

[The servicer is an affiliate of the sponsor and one of the underwriters.]

SERVICING OF THE RECEIVABLES

The servicer’s servicing practices are closely integrated with the origination platform of SC and also are governed by the Loan Policy. This results in the efficient exchange of information which aids both servicing and evaluation and modification of product design and underwriting criteria. As part of its risk management program, the servicer periodically performs comprehensive compliance risk assessments that identify products, services and customer types to determine risks associated with, among other things, consumer compliance laws, regulations and supervisory guidance. In connection with these risk assessments, the servicer may elect to modify its customary servicing practices or may enhance training and procedures related thereto, including by providing enhanced training to specific servicing personnel. The servicer’s specific servicing practices and policies may change over time.

Payment Methods and Overpayments. Obligors have a variety of available payment options, including mail through a lockbox service, overnight delivery services, a customer website, an interactive voice response system, text, third-party payment processing services and verbally with the servicer’s customer service and collections staff. Debit and ACH payments are accepted through these payment avenues, but the servicer does not accept payment by credit card. Payment refunds are made to the obligor in the event of an overpayment (including in connection with a payoff).

Payment Due Date Changes. To make payment due dates more convenient for obligors (for example, to move payment due dates to coincide with an obligor’s payroll cycle), the servicer may approve a change in the due date for current accounts or accounts where the due date change would bring the account current. Currently, only two due date changes may be approved during the term, and a new payment due date cannot be more than 20 days into the future from the original due date.

Partial Payments. The servicer considers a receivable delinquent when an obligor fails to pay the required portion of the scheduled payment by the due date, as determined in accordance with the servicer’s customary servicing practices. [The required minimum payment under SC’s servicing practices for all receivables (regardless of origination channel or origination date) is 90% of the scheduled payment.] In each case, the period of delinquency is based on the number of days payments are contractually past due and is determined based on SC’s servicing practices related to partial payments as in effect at the time the obligor made the scheduled payment.

Fee Waivers and Refunds. In some instances, accumulated Supplemental Servicing Fees on an obligor’s account may be waived by someone with the appropriate level of authority (which varies based on the status of the account and the amount to be waived). The servicer also has the discretion to refund any Supplemental Servicing Fees it has collected to the obligor. As described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Servicing Compensation and Expenses”, the servicer will be entitled to retain all Supplemental Servicing Fees.

Payoffs and Balance Waivers. A payoff is an amount quoted to the obligor, a dealer or an insurance company that will satisfy all interest, late fees, miscellaneous fees and principal due and accrued on the related receivable. A “short” payoff is a payment applied that does not satisfy the full final payoff amount, often because of accrued interest or late fees after a payoff is quoted. When the remaining account balance falls below the business threshold to be considered a short payoff, the receivable will be considered paid-in-full. The threshold for a short-payoff is periodically reviewed and may be adjusted based on business strategy. Balance waivers above this threshold may be made with approval commensurate with the dollar amount of the waiver and the status of the receivable.

Settlements. A settlement (also known as a principal reduction or debt forgiveness) is an option to assist obligors to settle or pay less than the full amount due on a receivable. An account settlement will only be accepted by the servicer in order to reduce an imminent loss and pursuant to management approval with the level of approval commensurate with the dollar amount of the principal reduction.

Bankruptcy. After notification that an obligor has filed for bankruptcy protection, the account is routed to the bankruptcy department to facilitate compliance with applicable bankruptcy law. The servicer’s bankruptcy department is responsible for servicing, processing and monitoring all bankruptcy accounts from the point of bankruptcy initiation to final disposition. Once the bankruptcy filing is verified by the bankruptcy department, all collection and recovery activities stop until a motion for relief from stay has been granted, a reaffirmation agreement is reached or the bankruptcy is dismissed. Through a bankruptcy account modification, the servicer can restructure debts to include interest, payment amount and term to reflect the treatment of the receivable in the confirmed bankruptcy plan. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—A receivables pool that includes substantially all receivables that are the obligations of sub-prime obligors will have higher default rates than a receivables pool that includes primarily obligations of prime obligors.”

Servicemembers Civil Relief Act. Under the terms of the Servicemembers Civil Relief Act, as amended (the “Relief Act”), an obligor who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after the origination of the receivable) is entitled to certain protections, as described under “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act”. The servicer’s customary servicing practices for the benefit of obligors in military service (and, in some cases, family members and certain other related parties of servicemembers in military service, even where not required by law) has in the past and may in the future exceed the minimum requirements required by the Relief Act or other applicable law. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.”

Disaster Relief and Recovery. In the event of a natural or manmade disaster, the servicer may implement a range of actions with respect to impacted obligors and the related receivables, including the cessation of repossession and collection efforts, offering assistance through modification or extension of the receivable and assisting with the processing of insurance claims. The scope of any such action may exceed the general requirements for eligibility with respect to such action outside of a natural or manmade disaster situation. The servicer reevaluates and revises its policies related to disaster relief and recovery from time to time based on varying economic hardships arising out of natural and manmade disasters. For more information regarding the impact of a natural or manmade disaster on the receivables and your investment in the notes, see “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.”

Claims and Total Loss. The servicer’s insurance department is responsible for assisting customers and insurance companies with insurance claims upon notification of an incident. The servicer’s insurance department helps facilitate claims processing by providing necessary documentation to insurance companies and repair facilities, validation of documents received and follow-up calls to customers, insurance companies and repair facilities as needed. Claim types facilitated by the servicer’s insurance department include repair, total loss, GAP and credit life and disability. The obligors for all of the receivables owned by the [issuing entity][grantor trust] are required under the receivables to maintain physical damage insurance policies naming the originator as loss payee. the servicer does not force place insurance in the event of a lapse and the servicer may, but is not required under the transaction documents to, use a third-party vendor to monitor proof of insurance. Since obligors may choose their own insurers to provide the required coverage, the specific terms and conditions of their policies may vary. Customers are responsible for any balances that remain on an account after the insurance proceeds have been received and posted.

Customer Relief Tools. The servicer provides various options to assist obligors with temporary setbacks, including extensions and modifications, each of which has been designed to comply with applicable federal regulatory and legal guidance. Prior to implementing any of these options, the servicer assesses account status and an obligor’s hardship or situation in an effort to determine if a loss mitigation treatment will increase the likelihood that an obligor is able to repay its obligations under the receivable. For example, when evaluating relief options, the servicer considers at a minimum the type of hardship or situation affecting the obligor, how long the hardship or situation is likely to impact the obligor’s ability to repay and whether the relief option will increase the likelihood of the obligor’s ability to repay. As part of the approval process for extensions or modifications, the obligor is expected to establish a renewed ability and willingness to repay the loan in accordance with regulatory ability-to-pay guidance. However, for obligors impacted by a natural disaster, an extension, modification or reduction in payment may be offered without assessing the obligor’s ability and willingness to pay, as described above under “—Disaster Relief and Recovery”. None of the loss mitigation treatments currently include interest grace periods. The servicer’s servicing practices and policies set forth explicit requirements that control the use of these options. The servicer’s servicing practices and policies, including specific policies related to the use of extensions, modifications, reductions in payment and other servicing tools, are reevaluated and revised from time to time. Exceptions to [the servicer’s][SC’s] servicing practices and policies, including eligibility requirements for loss mitigation treatment, must be approved by someone with the appropriate level of authority.

Extensions. An extension is the process of moving one or more monthly payments to the end of the receivable’s term (thereby extending the maturity date of the contract) in order to provide an obligor with temporary financial relief. Additionally, an extension may occur in connection with a modification, as described below under “—Modifications”. Historically, extensions (other than extensions in connection with a modification) were generally limited to a maximum of eight months during the life of the loan. [However, in 2020 SC modified its general servicing practices such that extensions (other than extensions in connection with a modification) were generally limited to a maximum of twelve months during the life of the loan, and SC has further modified its general servicing practices to generally limit extensions (other than extensions in connection with a modification) to a maximum of eight months during the life of the loan plus an additional twelve months during a disaster situation, with the maximum number of extensions not to exceed sixteen during the life of a loan.] Under the servicer’s current servicing practices, each extension (other than extensions in connection with a modification) ranges from one to three months in length, with the maximum number of months per extension limited to three months. [In March 2023, SC further modified its general servicing practices such that eight months must lapse from the date of origination before the obligor is eligible for an extension (other than extensions in connection with a modification), and eight months must have elapsed since a previous extension or modification.]

Modifications. Under the servicer’s current servicing practices and policies, a hardship modification is the process of decreasing an obligor’s monthly payment by changing the terms of the original contract, and a mature modification is a modification provided to obligors who are within six months of the maturity date which extends the term of the receivable and may reduce the interest rate for the new remaining term. A modification is generally only an option for accounts that have not been charged-off, and for which a specified minimum number of payments have been made. Obligors are only eligible for a single modification during the life of the receivable, but an obligor who has received a modification may also be granted a mature modification. The servicing practices and policies provide the servicer with the ability to implement a range of options with respect to an impacted receivable in connection with a hardship modification, including permitting voluntary surrender of the related financed vehicle, waiving the receivable’s deficiency balance, a permanent or temporary reduction in the principal balance of or interest rate on such receivable and extension of the receivable’s term.

Collections. Primary collections activities are performed at multiple U.S. servicing centers to enhance the servicer’s servicing capabilities and the level of customer service delivered to the servicer’s obligors. The servicer also uses vendors for collections and reviews and certain other customer service operations and servicing-related activities. The servicer uses application characteristics, refreshed credit data, model-driven methodologies and obligor behavior to apply a risk-driven collections strategy. The servicer may use a behavior score to determine the entry point into predictive collections and the intensity of treatment upon entry. Under the servicer’s servicing practices, communication with obligors (whether written or verbal), is required to be conducted in accordance with applicable regulatory and statutory requirements. Phone conversations between obligors and the servicer are recorded or monitored for performance evaluation, training and other business related purposes. In order to minimize losses, the servicer attempts to collect payments from delinquent customers to bring the account current. At this stage of the collections process, the objectives include, among other things: to collect past due payments; to educate obligors on the consequences of non-payment; and to use available tools to support repayment, workout or disposition of collateral (where applicable, and as a last resort), including loan modification tools (e.g., modifications, extensions) to assist in repayment of amounts owed.

The collection process is divided into stages. The number of days a receivable is delinquent enough to trigger any stage in the collection process varies depending on the behavior score and credit quality of the related obligor. The first stage in the collection process is early stage collections. The servicer’s early stage customers are generally in a pooled environment and contacted through its integrated telephony system where the call and customer information are delivered to employees simultaneously. The second stage in the collection process is late stage collections. Receivables within the second stage are worked by an advanced collection unit that provides light skip work, as well as enhanced negotiating skills. The objective of late stage collections is to reduce delinquency, mitigate loss and limit the number of receivables that roll to the servicer’s potential loss group. If the delinquency is not cured during the late stage collections process, repossession of the vehicle may be recommended. The servicer utilizes outsourcing partners to assist in servicing receivables at the earliest stages of delinquency. The servicer’s outsourcing partners utilize the same platform, systems, and quality assurance metrics as its direct employees.

Repossession. If a receivable is past due or has defaulted, then the servicer may repossess the related financed vehicle. The management of repossessed vehicles aims to minimize loss and may be determined by various strategies, including liquidation. In determining whether to repossess a financed vehicle, the servicer may also take into account current economic conditions as well as the state of the used automobile market. All repossessions must be approved by management or an authorized designee. Prior to approving a repossession, the servicer verifies that the obligor is not subject to protection under the Relief Act. Where required by law or by its customary servicing practices, the servicer sends the obligor a right-to-cure letter prior to repossession of the financed vehicle, informing the obligor and/or the co-obligor, if applicable, that the receivable is in default and that the related financed vehicle will be repossessed if the obligor and/or the co-obligor, if applicable, fails to cure the default within the specified time. Additionally, an obligor and/or a co-obligor, if applicable, has the ability to voluntarily surrender a financed vehicle at any time. The right-to-cure letter may be waived as an exception for voluntary surrenders or if the vehicle securing the receivable is in jeopardy by reason of an impound, seizure or abandonment. An exception to the general process requirements for a repossession must be approved by a vice president or more senior officer. After repossession, a “Notice of Intent to Sell” letter is sent to the obligor where required by state law, notifying the obligor that the vehicle will be sold at auction unless all requirements for a reinstatement are met. Repossession efforts are closed when a payment is made on the receivable or when an extension request is complete, but may be resumed if payments on the receivable remain past due and no additional payments are made. If the servicer is unable to repossess a financed vehicle, then the servicer may pursue an action for replevin. Replevin is a court order that provides legal authority for a lienholder or law enforcement (on the lienholder’s behalf) to recover the financed vehicle on a receivable in default. If the obligor is subject to a bankruptcy proceeding, then repossession and replevin options are subject to additional protections and considerations and are supervised by the servicer’s bankruptcy department.

The servicer’s asset remarketing group manages the inventory of repossessed assets from the point of repossession to the application of liquidation proceeds. Repossessed vehicles are sold at auction. In addition, the asset remarketing group monitors all expenses related to the sales process and the servicer’s credit risk management information systems group monitors and provides oversight of auction activities on a monthly basis.

Impounds. The servicer’s impound department is responsible for supporting the overall loss mitigation and asset recovery of impounded vehicles to prevent unintended lien loss and to determine the appropriate course of action regarding the repossession or abandonment of financed vehicles. The impound department, subject to specific limitations (e.g., the vehicle has already been assigned for repossession), generally will attempt to make contact with the obligor to determine whether the obligor intends to recover the vehicle. With the appropriate level of management approval, which varies based on the dollar amount of the associated recovery costs, the servicer may elect to bailout the vehicle after taking into consideration all associated costs and expected net proceeds prior to repossession or abandonment of the impounded vehicle. Impound bailout costs may consist of repossession fees, collateral evaluation fees, storage fees, repair fees, transportation fees and other associated recovery fees. These fees are allocated to the obligor’s account.

Reinstatements. A reinstatement is an agreement with the obligor to restore the receivable to the terms prior to the repossession. The servicer’s servicing practices and policies provide that the servicer must comply with state specific guidelines and regulatory requirements to reinstate an account. As part of the approval process for a reinstatement, the obligor is expected to establish a renewed willingness and ability to repay the loan in accordance with regulatory ability-to-pay guidance. The ability to make ongoing future payments may be determined from new information pertinent to any of the following situations, but not limited to: income reduction or loss; job changes; life changes (e.g., death in the family, family emergencies, medical); car repairs; and unexpected expenses. Reinstatements must be approved by someone with the appropriate level of authority, which level of authority varies based on the number of previous repossessions and the existence of other factors such as an early payment default or threats of violence. In addition, [the Loan Policy provides][customary servicing practices provide] specific additional guidelines in connection with a reinstatement for obligors in bankruptcy.

Charge-offs. The servicer defines a charge-off as the accounting process of writing off likely uncollectable receivables. For charge-off accounts (other than accounts in active bankruptcy), collections activity continues with respect to any outstanding balance. Once a receivable is charged-off, it is always indicated as a charge-off in the servicer’s system of record. The servicer’s charge-off policy is designed to ensure compliance with applicable law and a consistent approach to the charge-off of delinquent accounts. Generally, a receivable is charged-off at month-end during the month in which the receivables reaches 120 days past due. Under the servicer’s servicing practices, if a vehicle is sold following a repossession, then the receivable will be charged-off upon receipt of the related liquidation proceeds and if a receivable is confirmed as being the subject of fraud, then the receivable will be charged-off within 60 days from the last day of the month in which the confirmed fraud was identified. Receivables with a deceased obligor and no surviving obligors are charged-off within 60 days of notification. Receivables with an obligor in bankruptcy are charged-off within 60 days of receipt of filing from the bankruptcy court, and the balance of the receivable is written down to the value of the collateral (less cost to sell). Once a receivable has been charged-off (or, in some circumstances, once a vehicle has been repossessed) by the servicer, interest may stop accruing.

Under the servicer’s servicing practices, receivables related to repossessed vehicles are charged-off at the end of the month during which the earliest of any of the following occurs: (a) liquidation of the repossessed vehicle; (b) more than 90 days have elapsed since the date the vehicle was repossessed; and (c) the receivable becomes contractually delinquent 120 days. The amount of the initial charge-off will be equal to the then current outstanding receivable principal balance less, if the repossessed vehicle has been liquidated, the sum of the proceeds from the disposition of the vehicle, net of the costs incurred in repossessing, storing and disposing of the vehicle. The initial charge-off may be adjusted for additional recoveries or charge-offs, to reflect the actual proceeds received from rebates or the cancellation of outstanding insurance policies and/or extended service contracts.

If the vehicle financed by a receivable is a total loss, the receivable will be charged-off at the end of the month when the receivable becomes contractually delinquent greater than 120 days.

[To the extent material, disclosure about servicing receivables with commercial obligors to be inserted.]

Perfection of Security Interests

Each contract contains a sale assignment with a clause granting the [applicable] originator a security interest in the related financed vehicle. In each state in which the [applicable] originator does business, a security interest is perfected by noting the secured party’s interest on the financed vehicle’s certificate of title. The [applicable] originator or its predecessor in interest (if applicable), is recorded as lienholder on the financed vehicle titles. The dealer is required to complete the title work and take all the steps required to perfect the [applicable] originator’s security interest. As described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties”, the servicer may be required to repurchase a receivable if the [applicable] originator’s security interest in the related financed vehicle is not perfected.

The servicer’s quality control procedures include a title tracking system used to review and track title processing by dealers and state authorities until such time as the certificate of title has been received.

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the issuing entity and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee[, the grantor trust trustee] or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the administrator, the servicer, the depositor, the indenture trustee, the owner trustee[, the grantor trust trustee] or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables, (b) upon determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law or (c) if the asset representations reviewer does not receive payment in full of any amounts required to be paid to the asset representations reviewer for a period of [90] days after written notice of such failure is delivered by the asset representations reviewer to the issuing entity, the sponsor and the indenture trustee. Without limiting the foregoing, the asset representations reviewer must promptly resign if it is merged into or becomes an affiliate of the sponsor, the administrator, the servicer, the depositor, the indenture trustee, the owner trustee[, the grantor trust trustee] or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. Further, the indenture trustee may, or, at the direction of the noteholders evidencing a majority of the aggregate outstanding amount of the notes will, terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

•

the asset representations reviewer becomes affiliated with (i) the sponsor, the administrator, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates or (ii) any person that was engaged by the sponsor or any underwriter to perform any due diligence on the receivables prior to the closing date;

•	the asset representations reviewer breaches any of its representations, warranties, covenants or obligations made in the asset representations review agreement; or

•	a bankruptcy event with respect to the asset representations reviewer occurs.

Following the resignation or removal of the asset representations reviewer, (i) if the Delinquency Percentage has exceeded the Delinquency Trigger as of the most recent payment date, the indenture trustee (at the direction of the noteholders, provided, that if the indenture trustee has received conflicting or inconsistent requests from two or more groups of noteholders, each representing less than the majority of the Note Balance, the indenture trustee will follow the direction of the noteholders representing the greater percentage of the Note Balance) or (ii) if the Delinquency Percentage has not exceeded the Delinquency Trigger as of the most recent payment date, the sponsor, will appoint a successor asset representations reviewer. If the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, then the depositor will specify on the Form 10-D filed after the Collection Period in which the event occurred the date of the event and the circumstances surrounding the resignation, removal, substitution or appointment, as applicable. The asset representations reviewer will pay the expenses (including the fees and expenses of counsel) of transitioning the asset representations reviewer under the asset representations review agreement and preparing the successor asset representations reviewer to take on such obligations.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Delinquency Trigger” below) for compliance with the representations and warranties made by the sponsor on the receivables if the conditions described below under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Fees and Expenses for Asset Review” below and will be indemnified as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Indemnification and Limitations of Liability of Asset Representations Reviewer” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review” below.

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[[ ] (the “Counterparty”) will be the [swap counterparty][cap provider] if any floating rate notes are issued. The Counterparty is the principal subsidiary of [●], a [●]. The Counterparty is a [●] with its principal place of business located at [●].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in “The Notes — Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.

The sponsor, the administrator, the servicer, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The following parties are all affiliates and are all direct or indirect subsidiaries of Banco Santander, S.A.: the depositor [[____] as one of the underwriters], [[____] as the [swap counterparty][cap provider], [Santander Bank, N.A., as the servicer,] and SC, as the originator, [the servicer,] the sponsor and the administrator. [An affiliate of one or more of the underwriters is the [indenture trustee] [owner trustee][grantor trust trustee]]. [None of the indenture trustee, the owner trustee[, the grantor trust trustee] or the asset representations reviewer is an affiliate of any of the foregoing parties.] [Additionally, none of the indenture trustee, the owner trustee[, the grantor trust trustee] or the asset representations reviewer is an affiliate of one another] [describe any material affiliates.]

THE RECEIVABLES POOL

The receivables consist of motor vehicle retail installment sale contracts [and/or installment loans]. These receivables are secured by a combination of new and/or used automobiles, heavy-duty trucks, light-duty trucks, SUVs[, motorcycles] and vans manufactured by a number of motor vehicle manufacturers. The receivables to be transferred to the [issuing entity][grantor trust] have been originated by the originator. See “The Originator” in this prospectus.

The characteristics of the receivables presented throughout this prospectus are based on the receivables as of the [statistical] cut-off date, which were owned by SC and met the criteria set forth under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” as of the [statistical] cut-off date. [SC will originate additional receivables after the [statistical] cut-off date that may be included in the receivables pool.] The receivables transferred to the [issuing entity][grantor trust] on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by SC to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which SC is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date. [As of the close of business on the statistical cut-off date, the receivables in the pool described in this prospectus had an aggregate outstanding principal balance of $[●].] The receivables to be transferred to the [issuing entity][grantor trust] on the closing date had an aggregate outstanding principal balance of $[●] as of the cut-off date.

[The characteristics of the pool of receivables transferred to the [issuing entity][grantor trust] on the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material.] [The characteristics of the subsequent receivables transferred to the [issuing entity][grantor trust] on each funding date as of the applicable subsequent cut-off date may vary somewhat from the characteristics of the receivables in the pool as of the initial cut-off date illustrated in the tables below. Any such variance is not expected to be material.]

Each of the receivables [were][will be] selected using selection procedures that were not known or intended by SC to be adverse to the issuing entity [or the grantor trust].

[Additional receivables sold to the issuing entity during the revolving period must meet substantially similar criteria. See “Criteria Applicable to Selection of Additional Receivables During the Revolving Period” below. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics as the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change as additional receivables are purchased by the issuing entity on each payment date during the revolving period.]

[As of the [statistical] cut-off date, receivables representing 100% of the Pool Balance were originated by SC. See “The Originator—Receivable Origination Channels” in this prospectus.] All of the receivables are Simple Interest Receivables. See “—Calculation Methods” and “The Originator—Receivables and Calculation Methods” in this prospectus.

No expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds.

There are no material direct or contingent claims that parties other than the secured parties under the indenture have regarding any receivables.

Calculation Methods

Each of the receivables included in the issuing entity property will be a Simple Interest Receivable, with respect to which the allocation of each payment between interest and principal is calculated using the Simple Interest Method. Accordingly, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that period since the preceding payment will be less than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly greater. Conversely, if an obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for the period since the preceding payment will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly smaller. When necessary, an adjustment is made at the maturity of the receivable to the scheduled final payment to reflect the larger or smaller, as the case may be, allocations of payments to interest or principal under the receivable as a result of early or late payments, as the case may be. Late payments, or early payments, on a Simple Interest Receivable may result in the obligor making a greater – or smaller – number of payments than originally scheduled. The amount of additional payments required to pay the outstanding principal balance in full generally will not exceed the amount of an originally scheduled payment. If an obligor elects to prepay a Simple Interest Receivable in full, the obligor will not receive a rebate attributable to unearned finance charges. Instead, the obligor is required to pay finance charges only to, but not including, the date of prepayment.

Exceptions to Underwriting Criteria

As described above under “The Originator—Credit Risk Management and Underwriting”, SC utilizes a proprietary underwriting platform for loan originations. As described above under “The Originator—Credit Risk Management and Underwriting—Application Decisioning and Underwriting”, SC originates receivables considered by SC to be exceptions to SC’s underwriting guidelines.

As of the [statistical] cut-off date, [●] of the receivables, having an aggregate outstanding principal balance of $[●] (approximately [●]% of the principal balance of the receivables in the pool as of the [statistical] cut-off date), were considered by SC to be exceptions to SC’s underwriting guidelines:

Category of Policy Limit – One Exception Only	Number of Receivables		Aggregate outstanding principal balance ($)			Percentage of Aggregate outstanding principal balance (%)
[Max Payment-to-Income]	[	●]	$	[	●]	[	●]%
[Max Debt-to-Income]	[	●]	$	[	●]	[	●]%
[Max Loan-to-Value Ratio]	[	●]	$	[	●]	[	●]%
[Max Term]	[	●]	$	[	●]	[	●]%
[Max Age of Financed Vehicle]	[	●]	$	[	●]	[	●]%
[Min Amount Financed]	[	●]	$	[	●]	[	●]%
[Max Amount Financed]	[	●]	$	[	●]	[	●]%
[Max Mileage]	[	●]	$	[	●]	[	●]%
Total	[	●]	$	[	●]	[	●]%

Category of Policy Limit – More Than One Exception	Number of Receivables		Aggregate outstanding principal balance ($)			Percentage of Aggregate outstanding principal balance (%)
[Max Debt-to-Income & Max LTV]	[	●]	$	[	●]	[	●]%
[Max Payment-to-Income, Max LTV and Max Age of Financed Vehicle]	[	●]	$	[	●]	[	●]%
[Max Payment-to-Income, Max Debt-to-Income and Max LTV]	[	●]	$	[	●]	[	●]%
[Max Payment-to-Income & Max Debt-to-Income]	[	●]	$	[	●]	[	●]%
[Max Age of Financed Vehicle & Max Mileage]	[	●]	$	[	●]	[	●]%
[Max Age of Financed Vehicle and Min Amount Financed]	[	●]	$	[	●]	[	●]%
[Max LTV & Max Age of Financed Vehicle]	[	●]	$	[	●]	[	●]%
Total	[	●]	$	[	●]	[	●]%

[Note: For illustrative purposes to show format for disclosing more than one exception. Table will be revised as appropriate to disclose all combinations of categories of policy limit exceptions applicable to the receivables in the pool.].

[Solely for determining whether a receivable was considered by SC to be an exception to its underwriting guidelines for purposes of the tables above, a receivable originated on or prior to August 31, 2017 is deemed an exception if it does not conform to the policy limits outlined in the most recent version of the Credit Guidelines and Loan Policy (without giving effect to the Pricing Decision Platform), even if that receivable was underwritten and originated in conformance with the underwriting policy in effect at the time of origination.]

SC determined that receivables considered by SC to be exceptions to SC’s underwriting guidelines should be included in the receivables pool. SC elected to include those receivables because SC’s general practice is to securitize substantially all eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the issuing entity [or the grantor trust], and the existence of an exception is not a selection criterion used to determine eligibility of a receivable for inclusion in the receivables pool. In addition, the information relating to delinquency, repossession and credit loss experience set forth in “—Delinquencies, Repossessions and Credit Losses” and the securitized pool performance discussed in “—Information About Certain Previous Securitizations” is reflective of all receivables originated by SC.

[As of the cut-off date, [●] receivables, having an aggregate principal balance of $[●] (approximately [●]% of the principal balance of receivables for which underwriting data was available), were exceptions approved by the decision of a credit underwriter with the appropriate authority. With respect to the receivables in the pool that were exceptions approved by credit underwriters, as of the cut-off date, (i) [●] receivables (approximately [●]% of the principal balance of receivables for which underwriting data was available) had exceptions relating to the LTV; (ii) [●] receivables (approximately [●]% of the principal balance of receivables for which underwriting data was available) had exceptions relating to affordability measures; (iii) [●] receivables (approximately [●]% of the principal balance of receivables for which underwriting data was available) had exceptions relating to the amount of cash down payment; (iv) [●] receivables (approximately [●]% of the principal balance of receivables for which underwriting data was available) had exceptions relating to collateral type and quality; and (v) [●] receivables (approximately [●]% of the principal balance of receivables for which underwriting data was available) had other exceptions that SC believes are not material.]

[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]

[The additional receivables sold to the [issuing entity][grantor trust] during the revolving period will be selected from SC’s portfolio based on several criteria. These criteria include the requirements that each additional receivable meet the criteria set forth under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” as of the [applicable] cut-off date, and that, following the addition of the additional receivables on each subsequent cut-off date:

•

[the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity secured by used vehicles may not exceed [ ]% of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•

[the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity with an original term in excess of [ ] months may not exceed [ ]% of the aggregate amount financed of all additional receivables sold to the issuing entity, between [ ] and [ ] months may not exceed [ ]% of the aggregate amount financed of all additional receivables sold to the issuing entity and less than or equal to [ ] months must be greater than or equal to [ ]% of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•	[the Weighted Average FICO® score related to the obligor on all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [ ];]

•	the percentage of all additional receivables without a FICO® score or those related to business obligors as of the applicable cut-off date sold to the issuing entity does not exceed [ ]%;

•	[the percentage of all additional receivables with a FICO® score less than as of the applicable cut-off date sold to the issuing entity does not exceed [ ]%;]

•	[the Weighted Average Loan-to-Value Ratio of all additional receivables as of the applicable cut-off date sold to the issuing entity is at most [ ];] and

•	[the weighted average rate of all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [ ]%].

The additional receivables will be selected from SC’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by SC from time to time. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables.]

Asset Level Information

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to the Form ABS-EE filed by the issuing entity by the date of filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable during the reporting period. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

Pool Stratifications as of the [Statistical] Cut-off Date

The composition, distribution by loan-to-value ratio, FICO® score, loan funded score, contract rate, geographic distribution by state of residence of the obligor, model year, original term to maturity, remaining term to maturity, original amount financed, current principal balance, vehicle make and original mileage, in each case, of the receivables in the pool as of the [initial][statistical] cut-off date, are set forth in the tables below.

Composition of the Pool of Receivables

As of the [Initial][Statistical] Cut-off Date

	New			Used			Total
Aggregate Outstanding Principal Balance	$	[	●]	$	[	●]	$	[	●]
Number of Receivables		[	●]		[	●]		[	●]
Percentage of Aggregate Outstanding Principal Balance		[	●]%		[	●]%		100.00%
Average Outstanding Principal Balance	$	[	●]	$	[	●]	$	[	●]
Range of Outstanding Principal Balances	$	[	●] to $[●]	$	[	●] to $[●]	$	[	●] to $[●]
Weighted Average Contract Rate(1)		[	●]%		[	●]%		[	●]%
Range of Contract Rates		[	●]% to [●]%		[	●]% to [●]%		[	●]% to [●]%
Weighted Average Remaining Term(1)		[	●] months		[	●] months		[	●] months
Range of Remaining Terms(2)		[	●] months to [●] months		[	●] months to [●] months		[	●] months to [●] months
Weighted Average Original Term(1)		[	●] months		[	●] months		[	●] months
Range of Original Terms(2)		[	●] months to [●] months		[	●] months to [●] months		[	●] months to [●] months

(1)	Weighted by outstanding principal balance as of the [initial][statistical] cut-off date.
(2)

Characteristics in the table related to the term of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how term is calculated for the securitized pool and how term is required to be calculated for asset-level data.

Distribution of the Pool of Receivables

By Loan-to-Value Ratio

As of the [Initial][Statistical] Cut-off Date

LTV Range(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(2)
Less than [100.00]%	[●]	[●]%	$	[●]	[●]%
[100.00]% - [109.99]%	[●]	[●]		[●]	[●]
[110.00]% - [119.99]%	[●]	[●]		[●]	[●]
[120.00]% - [129.99]%	[●]	[●]		[●]	[●]
[130.00]% - [139.99]%	[●]	[●]		[●]	[●]
[140.00]% - [149.99]%	[●]	[●]		[●]	[●]
[150.00]% and greater	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)

LTV for receivables originated by SC is calculated using total amount financed, which may include taxes, title fees and ancillary products, over the “value” of the financed vehicle. The “value” of the financed vehicle means, (i) with respect to new vehicles, either the invoice price or MSRP of the financed vehicle, (ii) with respect to used vehicles (other than as set forth in clause (iii)), the book value of the financed vehicle and (iii) with respect to used vehicles originated through pass-through arrangements in place with certain third parties, the sales prices of the financed vehicle. The “value” of the financed vehicle may not be reflective of the market value of the financed vehicle at any time.

(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By FICO® Score

As of the [Initial][Statistical] Cut-off Date

FICO® Score Range(1)	Percentage of Total Aggregate Outstanding Principal Balance(2)
[400 and lower]	[●]%
[401 – 450]	[●]
[451 – 500]	[●]
[501 – 550]	[●]
[551 – 600]	[●]
[601 – 650]	[●]
[651] and higher	[●]
[No FICO® Score(3)]	[●]

Total	100.00%

(1)

FICO® is a federally registered trademark of Fair Isaac Corporation. The FICO® score information in the table above was obtained at origination of the applicable receivables and does not reflect the FICO® scores of the obligors as of the [initial][statistical] cut-off date. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables” in this prospectus.

(2)	Sum of percentages may not equal 100% due to rounding.
(3)	“No FICO® Score” represents those receivables where no FICO® score for the obligor was available at origination.

Distribution of the Pool of Receivables

By Loan Funded Score

As of the [Initial][Statistical] Cut-off Date

SC Loan Funded Score Range(1)	Percentage of Total Aggregate Outstanding Principal Balance(2)
[450] and lower	[●]%
[451 – 500]	[●]
[501 – 550]	[●]
[551 – 600]	[●]
[601 – 650]	[●]
[651 – 700]	[●]
[701 – 750]	[●]
[751] and higher	[●]

Total	100.00%

(1)

The loan funded score (formerly known as the loss forecasting score) is a proprietary score used by SC. Under SC’s scoring model, a loan funded score ranges from 1 to 999, with a score of 1 indicating a very high predicted likelihood of loss and a score of 999 indicating a very low predicted likelihood of loss. The range of scores for SC’s proprietary loan funded scoring system is not comparable to a score from a credit bureau or a FICO® score. Further, a loan funded score may not be an accurate predictor of the likely risk or quality of the related receivable. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables” in this prospectus.

(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By Contract Rate

As of the [Initial][Statistical] Cut-off Date

Contract Rate Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
Less than 0.001%	[●]	[●]%	$	[●]	[●]%
0.001% - 1.000%	[●]	[●]		[●]	[●]
1.001% - 2.000%	[●]	[●]		[●]	[●]
2.001% - 3.000%	[●]	[●]		[●]	[●]
3.001% - 4.000%	[●]	[●]		[●]	[●]
4.001% - 5.000%	[●]	[●]		[●]	[●]
5.001% - 6.000%	[●]	[●]		[●]	[●]
6.001% - 7.000%	[●]	[●]		[●]	[●]
7.001% - 8.000%	[●]	[●]		[●]	[●]
8.001% - 9.000%	[●]	[●]		[●]	[●]
9.001% - 10.000%	[●]	[●]		[●]	[●]
10.001% - 11.000%	[●]	[●]		[●]	[●]
11.001% - 12.000%	[●]	[●]		[●]	[●]
12.001% - 13.000%	[●]	[●]		[●]	[●]
13.001% - 14.000%	[●]	[●]		[●]	[●]
14.001% - 15.000%	[●]	[●]		[●]	[●]
15.001% - 16.000%	[●]	[●]		[●]	[●]
16.001% - 17.000%	[●]	[●]		[●]	[●]
17.001% - 18.000%	[●]	[●]		[●]	[●]
18.001% - 19.000%	[●]	[●]		[●]	[●]
19.001% - 20.000%	[●]	[●]		[●]	[●]
20.001% - 21.000%	[●]	[●]		[●]	[●]
21.001% - 22.000%	[●]	[●]		[●]	[●]
22.001% - 23.000%	[●]	[●]		[●]	[●]
23.001% - 24.000%	[●]	[●]		[●]	[●]
24.001% - 25.000%	[●]	[●]		[●]	[●]
25.001% - 26.000%	[●]	[●]		[●]	[●]
26.001% - 27.000%	[●]	[●]		[●]	[●]
27.001% - 28.000%	[●]	[●]		[●]	[●]
28.001% - 29.000%	[●]	[●]		[●]	[●]
29.001% - 30.000%	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Geographic Distribution of the Pool of Receivables

By State of Residence

As of the [Initial][Statistical] Cut-off Date

State of Residence(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(2)
[Texas]	[●]	[●]%	$	[●]	[●]%
[Florida]	[●]	[●]		[●]	[●]
[California]	[●]	[●]		[●]	[●]
[Georgia]	[●]	[●]		[●]	[●]
[North Carolina]	[●]	[●]		[●]	[●]
[Illinois]	[●]	[●]		[●]	[●]
[New York]	[●]	[●]		[●]	[●]
[South Carolina]	[●]	[●]		[●]	[●]
[Ohio]	[●]	[●]		[●]	[●]
[Pennsylvania]	[●]	[●]		[●]	[●]
[Louisiana]	[●]	[●]		[●]	[●]
[Mississippi]	[●]	[●]		[●]	[●]
[Alabama]	[●]	[●]		[●]	[●]
[Tennessee]	[●]	[●]		[●]	[●]
[Arizona]	[●]	[●]		[●]	[●]
[Arkansas]	[●]	[●]		[●]	[●]
[New Jersey]	[●]	[●]		[●]	[●]
[Michigan]	[●]	[●]		[●]	[●]
[Indiana]	[●]	[●]		[●]	[●]
[Kentucky]	[●]	[●]		[●]	[●]
[Oklahoma]	[●]	[●]		[●]	[●]
[Maryland]	[●]	[●]		[●]	[●]
[Virginia]	[●]	[●]		[●]	[●]
[Missouri]	[●]	[●]		[●]	[●]
[Nevada]	[●]	[●]		[●]	[●]
[Wisconsin]	[●]	[●]		[●]	[●]
Other(3)	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)

Based on the state of residence of the obligor on the receivables. The state of residence of the obligor may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the state of residence is populated for the securitized pool and how state of residence is required to be populated for asset-level data.

(2)	Sum of percentages may not equal 100% due to rounding.
(3)	“Other” represents those obligors whose state of residence comprises less than 1.00% of the aggregate outstanding principal balance of the receivables.

Distribution of the Pool of Receivables

By Model Year

As of the [Initial][Statistical] Cut-off Date

Model Year	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
[●] and earlier	[●]	[●]%	$	[●]	[●]%
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]
[●]	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By Original Term to Maturity

As of the [Initial][Statistical] Cut-off Date

Original Term to Maturity (Number of Months)(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(2)
[24] and less	[●]	[●]%	$	[●]	[●]%
[25 – 36]	[●]	[●]		[●]	[●]
[37 – 48]	[●]	[●]		[●]	[●]
[49 – 60]	[●]	[●]		[●]	[●]
[61 – 72]	[●]	[●]		[●]	[●]
[73 – 75]	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)

The original term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the original term to maturity is calculated for the securitized pool and how original term to maturity is required to be calculated for asset-level data.

(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By Remaining Term to Maturity

As of the [Initial][Statistical] Cut-off Date

Remaining Term to Maturity (Number of Months)(1)	Number of Receivables	Percentage of Total Number of Receivables(2)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(2)
[1 – 6]	[●]	[●]%	$	[●]	[●]%
[7 – 12]	[●]	[●]		[●]	[●]
[13 – 18]	[●]	[●]		[●]	[●]
[19 – 24]	[●]	[●]		[●]	[●]
[25 – 30]	[●]	[●]		[●]	[●]
[31 – 36]	[●]	[●]		[●]	[●]
[37 – 42]	[●]	[●]		[●]	[●]
[43 – 48]	[●]	[●]		[●]	[●]
[49 – 54]	[●]	[●]		[●]	[●]
[55 – 60]	[●]	[●]		[●]	[●]
[61 – 66]	[●]	[●]		[●]	[●]
[67 – 72]	[●]	[●]		[●]	[●]
[73 – 75]	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)

The remaining term to maturity of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how the remaining term to maturity is calculated for the securitized pool and how remaining term to maturity is required to be calculated for asset-level data.

(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By Original Amount Financed

As of the [Initial][Statistical] Cut-off Date

Original Amount Financed	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
$[2,500.01 - $5,000.00]	[●]	[●]%	$	[●]	[●]%
$[5,000.01 - $7,500.00]	[●]	[●]		[●]	[●]
$[7,500.01 - $10,000.00]	[●]	[●]		[●]	[●]
$[10,000.01 - $12,500.00]	[●]	[●]		[●]	[●]
$[12,500.01 - $15,000.00]	[●]	[●]		[●]	[●]
$[15,000.01 - $17,500.00]	[●]	[●]		[●]	[●]
$[17,500.01 - $20,000.00]	[●]	[●]		[●]	[●]
$[20,000.01 - $22,500.00]	[●]	[●]		[●]	[●]
$[22,500.01 - $25,000.00]	[●]	[●]		[●]	[●]
$[25,000.01 - $27,500.00]	[●]	[●]		[●]	[●]
$[27,500.01 - $30,000.00]	[●]	[●]		[●]	[●]
$[30,000.01 - $32,500.00]	[●]	[●]		[●]	[●]
$[32,500.01 - $35,000.00]	[●]	[●]		[●]	[●]
$[35,000.01 - $37,500.00]	[●]	[●]		[●]	[●]
$[37,500.01 - $40,000.00]	[●]	[●]		[●]	[●]
$[40,000.01 - $42,500.00]	[●]	[●]		[●]	[●]
$[42,500.01 - $45,000.00]	[●]	[●]		[●]	[●]
$[45,000.01 - $47,500.00]	[●]	[●]		[●]	[●]
$[47,500.01 - $50,000.00]	[●]	[●]		[●]	[●]
$]50,000.01] and greater	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables By Current Principal Balance

As of the [Initial][Statistical] Cut-off Date

Current Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
$0.01 - $[5,000.00]	[●]	[●]%	$	[●]	[●]%
$[5,000.01 - $10,000.00]	[●]	[●]		[●]	[●]
$[10,000.01 - $15,000.00]	[●]	[●]		[●]	[●]
$[15,000.01 - $20,000.00]	[●]	[●]		[●]	[●]
$[20,000.01 - $25,000.00]	[●]	[●]		[●]	[●]
$[25,000.01 - $30,000.00]	[●]	[●]		[●]	[●]
$[30,000.01 - $35,000.00]	[●]	[●]		[●]	[●]
$[35,000.01 - $40,000.00]	[●]	[●]		[●]	[●]
$[40,000.01 - $45,000.00]	[●]	[●]		[●]	[●]
$[45,000.01 - $50,000.00]	[●]	[●]		[●]	[●]
$[50,000.01] and greater	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Pool of Receivables

By Vehicle Make

As of the [Initial][Statistical] Cut-off Date

Vehicle Make	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
[Dodge]	[●]	[●]%	$	[●]	[●]%
[Chevrolet]	[●]	[●]		[●]	[●]
[Nissan]	[●]	[●]		[●]	[●]
[Ford]	[●]	[●]		[●]	[●]
[Chrysler]	[●]	[●]		[●]	[●]
[Toyota]	[●]	[●]		[●]	[●]
[Jeep]	[●]	[●]		[●]	[●]
[Kia]	[●]	[●]		[●]	[●]
[Hyundai]	[●]	[●]		[●]	[●]
[Honda]	[●]	[●]		[●]	[●]
[Mazda]	[●]	[●]		[●]	[●]
[GMC]	[●]	[●]		[●]	[●]
[Volkswagen]	[●]	[●]		[●]	[●]
[Mercedes-Benz]	[●]	[●]		[●]	[●]
[BMW]	[●]	[●]		[●]	[●]
Other(2)	[●]	[●]		[●]	[●]

Total	[●]	100.00%	$	[●]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.
(2)	“Other” represents other vehicle makes which individually comprise less than 1.00% of the total aggregate outstanding principal balance of the receivables.

Distribution of the Pool of Receivables By Original Mileage

As of the [Initial][Statistical] Cut-off Date

Original Mileage	Number of Receivables	Percentage of Total Number of Receivables(1)	Aggregate Outstanding Principal Balance		Percentage of Total Aggregate Outstanding Principal Balance(1)
Less than 1	[•]	[•]%	$	[•]	[•]%
1 – [5,000]	[•]	[•]		[•]	[•]
[5,001 - 10,000]	[•]	[•]		[•]	[•]
[10,001 - 15,000]	[•]	[•]		[•]	[•]
[15,001 - 20,000]	[•]	[•]		[•]	[•]
[20,001 - 25,000]	[•]	[•]		[•]	[•]
[25,001 - 30,000]	[•]	[•]		[•]	[•]
[30,001 - 35,000]	[•]	[•]		[•]	[•]
[35,001 - 40,000]	[•]	[•]		[•]	[•]
[40,001 - 45,000]	[•]	[•]		[•]	[•]
[45,001 - 50,000]	[•]	[•]		[•]	[•]
[50,001 - 55,000]	[•]	[•]		[•]	[•]
[55,001 - 60,000]	[•]	[•]		[•]	[•]
[60,001 - 65,000]	[•]	[•]		[•]	[•]
[65,001 - 70,000]	[•]	[•]		[•]	[•]
[70,001 - 75,000]	[•]	[•]		[•]	[•]
[75,001 - 80,000]	[•]	[•]		[•]	[•]
[80,001 - 85,000]	[•]	[•]		[•]	[•]
[85,001 - 90,000]	[•]	[•]		[•]	[•]
[90,001] and greater	[•]	[•]		[•]	[•]

Total	[•]	100.00%	$	[•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

[Insert description of any economic or other factors specific to any state or region where 10% or more of the receivables are located which may materially impact the pool assets or pool asset fund.]

[Insert description of any economic or other factors specific to that concentration that may materially impact the receivables or transaction cash flows.]

Delinquencies, Repossessions and Credit Losses

The following tables provide information relating to delinquency, repossession and credit loss experience for each period indicated with respect to (i) auto receivables originated by SC and (ii) certain auto receivables owned by SC (or an affiliate of SC consolidated into the financial statements of SC) that were classified by SC in its “sub-prime” category. SC’s classification of receivables in the “sub-prime” category of receivables is based on a number of factors and changes from time to time. [The information in the following tables includes the experience with respect to receivables originated by certain unaffiliated third parties, but the tables do not reflect delinquency, repossession and credit loss experience with respect to those third-party-originated receivables prior to the respective dates on which those receivables were converted to SC’s servicing system.]

The information in the following tables reflects receivables with a variety of payment and other characteristics that may not correspond to the characteristics of the receivables pool. In addition, delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond the control of SC that may change over time, including periods of economic downturn and increased delinquencies and losses with respect to automobile receivables. As a result, past or future delinquency, repossession and credit loss experience with respect to the receivables in the receivables pool may not correspond to the delinquency, repossession and credit loss experience of the receivables servicing portfolio set forth in the following tables, particularly during periods of economic disruption or downturn.

[In addition, there is a higher concentration of lower credit quality receivables in the receivables pool than in the loss and delinquency tables presented below. The receivables in the receivables pool have a lower weighted average FICO® score and weighted average loan funded score, and a higher weighted average loan-to-value ratio, weighted average payment-to-income ratio and weighted average APR than the receivables reflected in the loss and delinquency tables as a whole. As a result, you should generally expect that the receivables in the receivables pool will experience delinquencies, repossessions and credit losses that are greater than those reflected in the following tables.] See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables”, “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes”, “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes”[,][and] “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes” [and “Risk Factors—There is a relatively high concentration of lower credit quality receivables in the receivables pool, which may affect the performance of the receivables and which could result in losses on your notes”].

Delinquency Experience

As of [_____] [●],
	20[●]					20[●]
	Dollars			Percent		Dollars			Percent
Principal Amount of Receivables Outstanding	$	[	●]			$	[	●]
Delinquencies(1)(2)
31-60 days	$	[	●]	[	●]%	$	[	●]	[	●]%
61-90 days	$	[	●]	[	●]%	$	[	●]	[	●]%
91 days & over	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 31+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 61+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%

As of December 31,
	20[●]					20[●]					20[●]
	Dollars			Percent		Dollars			Percent		Dollars			Percent
Principal Amount of Receivables Outstanding	$	[	●]			$	[	●]			$	[	●]
Delinquencies(1)(2)
31-60 days	$	[	●]	[	●]%	$	[	●]	[	●]%	$	[	●]	[	●]%
61-90 days	$	[	●]	[	●]%	$	[	●]	[	●]%	$	[	●]	[	●]%
91 days & over	$	[	●]	[	●]%	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 31+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 61+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%	$	[	●]	[	●]%

As of December 31,
	20[●]					20[●]
	Dollars			Percent		Dollars			Percent
Principal Amount of Receivables Outstanding	$	[	●]			$	[	●]
Delinquencies(1)(2)
31-60 days	$	[	●]	[	●]%	$	[	●]	[	●]%
61-90 days	$	[	●]	[	●]%	$	[	●]	[	●]%
91 days & over	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 31+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%
Total 61+ Delinquencies(3)	$	[	●]	[	●]%	$	[	●]	[	●]%

(1)

SC considers a receivable delinquent when an obligor fails to pay the required portion of the scheduled payment by the due date, as determined in accordance with SC’s customary servicing practices. [The required minimum payment under SC’s customary servicing practices for all receivables (regardless of origination channel or origination date) is 90% of the scheduled payment.] For the delinquency data presented in this table, the period of delinquency is based on the number of days payments are contractually past due and was determined based on SC’s customary servicing practices related to partial payments as in effect at the time the obligor made the scheduled payment.

(2)	Delinquencies include bankruptcies and repossessions.
(3)	The sum of the delinquencies may not equal the Total 31+ Delinquencies and Total 61+ Delinquencies due to rounding.

Credit Loss Experience

For the [●] months ended [_____] [●],
	20[●]			20[●]
Principal Outstanding at Period End	$	[	●]	$	[	●]
Average Principal Outstanding During the Period	$	[	●]	$	[	●]
Number of Receivables Outstanding at Period End		[	●]		[	●]
Average Number of Receivables Outstanding During the Period		[	●]		[	●]
Number of Repossessions(1)		[	●]		[	●]
Number of Repossessions as a Percent of Average Number of Receivables Outstanding(3)		[	●]%		[	●]%
Net Losses(2)	$	[	●]	$	[	●]
Net Losses as a Percent of Average Principal Amount Outstanding(3)		[	●]%		[	●]%

For the year ended December 31,
	20[●]			20[●]			20[●]
Principal Outstanding at Period End	$	[	●]	$	[	●]	$	[	●]
Average Principal Outstanding During the Period	$	[	●]	$	[	●]	$	[	●]
Number of Receivables Outstanding at Period End		[	●]		[	●]		[	●]
Average Number of Receivables Outstanding During the Period		[	●]		[	●]		[	●]
Number of Repossessions(1)		[	●]		[	●]		[	●]
Number of Repossessions as a Percent of Average Number of Receivables Outstanding		[	●]%		[	●]%		[	●]%
Net Losses(3)	$	[	●]	$	[	●]	$	[	●]
Net Losses as a Percent of Average Principal Amount Outstanding		[	●]%		[	●]%		[	●]%

For the year ended December 31,
	20[●]			20[●]
Principal Outstanding at Period End	$	[	●]	$	[	●]
Average Principal Outstanding During the Period	$	[	●]	$	[	●]
Number of Receivables Outstanding at Period End		[	●]		[	●]
Average Number of Receivables Outstanding During the Period		[	●]		[	●]
Number of Repossessions(1)		[	●]		[	●]
Number of Repossessions as a Percent of Average Number of Receivables Outstanding		[	●]%		[	●]%
Net Losses(2)	$	[	●]	$	[	●]
Net Losses as a Percent of Average Principal Amount Outstanding		[	●]%		[	●]%

(1)	Repossessions are net of redemptions and reinstatements. The number of repossessions includes repossessions from the outstanding portfolio and from accounts already charged-off.
(2)

“Net Losses” for any period are an amount equal to (i) the aggregate principal balance of receivables that became defaulted receivables plus all cram down losses minus (ii) insurance proceeds, sales proceeds and recoveries, net of auction, painting, repair and refurbishment expenses (but without taking into account any external costs associated with repossession expenses).

(3)	The percentages for the [__] months ended [_____] [●], 20[●] and [_____] [●], 20[●] are annualized and are not necessarily indicative of a full year’s actual results.

In addition to the payment and other characteristics of a pool of receivables, delinquencies, repossessions and credit losses are also affected by a number of social and economic factors, including changes in interest rates and unemployment levels, and the level of future total delinquencies or the severity of future credit losses may vary as a result of these factors. Accordingly, the delinquency, repossession and credit loss experience of the receivables may differ from those shown in the foregoing tables.

See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement” in this prospectus for additional information regarding the servicer.

Delinquency Experience Regarding the Pool of Receivables

[The following table sets forth the delinquency experience regarding the pool of receivables as of the [statistical] cut-off date. [The servicer] considers a receivable delinquent when an obligor fails to pay the required portion of the scheduled payment by the due date, as determined in accordance with customary servicing practices. [The required minimum payment under SC’s customary servicing practices for all receivables (regardless of origination channel or origination date) is 90% of the scheduled payment.] For the delinquency data presented below, the period of delinquency is based on the number of days payments are contractually past due and was determined based on customary servicing practices related to partial payments as in effect at the time the obligor made the scheduled payment. [As of the [statistical] cut-off date, none of the receivables in the pool were delinquent by more than 30 days.]

Historical Delinquency Status	Number of Receivables		Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(2)
Delinquent no more than once for 30-59 days(1)	[	●]	[	●]%	$	[	●]	[	●]%
Delinquent more than once for 30-59 days but never for 60 days or more	[	●]	[	●]		[	●]	[	●]
Delinquent at least once for 60 days or more	[	●]	[	●]		[	●]	[	●]

Total	[	●]	100.00%		$	[	●]	100.00%

(1)	“Delinquent no more than once for 30-59 days” represents accounts that were never delinquent or were delinquent one time but never exceeded 59 days past due.
(2)	Sum of percentages may not equal 100% due to rounding.

Information About Certain Previous Securitizations

Appendix A to this prospectus (“Appendix A”) sets forth in tabular and graphical format static pool information regarding delinquencies, cumulative losses and prepayments for [publicly] securitized pools of receivables originated or acquired by SC, securitized through the [Santander] Drive Auto Receivables Trust, or “[SDART][DRIVE]”, [public] securitization platform and having a first payment date occurring before [__________] [●], 20[●]. Appendix A does not include information regarding securitized pools of receivables originated by any unaffiliated third-party originator from whom SC acquired receivables, although Appendix A does include information regarding securitizations sponsored by SC which include receivables originated by those unaffiliated third-party originators. This static pool information is presented for the securitized pool in each prior [public] securitization sponsored by SC through the “[SDART][DRIVE]” securitization platform during at least the last five years. The term “securitized pool” refers to the securitized pool of receivables as of the related cut-off date. Appendix A and all of the information therein is incorporated into, and deemed to be part of, this prospectus and the registration statement to which this prospectus relates.

Appendix A includes the following summary information for each of the securitized pools:

•	original pool balance;

•	original pool count;

•	average original contract balance;

•	weighted average contract rate;

•	weighted average original term;

•	weighted average remaining term;

•	weighted average loan-to-value ratio;

•	minimum FICO® score, maximum FICO® score and weighted average FICO® score;

•	weighted average loan funded score (formerly known as loss forecasting score); and

•

distribution of receivables by vehicle type (new/used), contract rate, geography, vehicle make, model year, original term, remaining term, amount financed, current principal balance, original mileage, loan funded score (formerly known as loss forecasting score), FICO® score, and loan-to-value range.

The foregoing characteristics for the pool of receivables to be acquired by the [issuing entity][grantor trust] on the closing date will not be identical to the characteristics of any prior securitized pool, and the characteristics of each prior securitized pool vary from securitization to securitization. SC’s practice is to select a securitized pool from substantially all available eligible assets in its portfolio using selection procedures that were not known or intended by SC to be adverse to the applicable issuing entity. However, the composition of the assets in SC’s portfolio designated for the “[SDART][DRIVE]” securitization transactions has changed over time. This is because [(i)] SC’s portfolio of retail installment sale contracts [and/or installment loans], from which the securitized pools are selected, changes over time [and (ii) the selection criteria used for retail installment sale contracts in the “DRIVE” securitization transactions has changed over time]. Despite these differences as identified in the summary information for the prior securitized pools, the prior securitized pools are generally comparable to the receivables in this securitization transaction, because although SC has periodically implemented updated credit risk management standards and policies, the underlying origination, credit underwriting and purchasing policies and servicing policies have been generally consistent over time.

[Based on SC’s experience, the characteristics that are expected to most significantly influence the performance of a securitized pool of retail installment sale contracts [and/or installment loans] are the FICO® scores, new/used percentages, loan-to-value ratios and whether the pool includes contracts with original terms greater than 60 months[, subvened-APR contracts] [and commercial use contracts]. A securitized pool with lower FICO® scores, higher loan-to-value ratios and a higher percentage of longer term contracts may not perform as well as a securitized pool with higher FICO® scores, lower loan-to-value ratios and/or a lower percentage of longer term contracts. [Additionally, a securitized pool with higher percentages of subvened-APR contracts and commercial use contracts may perform better comparatively than a securitized pool with lower percentages of subvened-APR contracts and commercial use contracts.] [Securitized pools generally will perform better during periods of economic growth than during periods of economic downturn or stagnant growth.]]

[The pool of receivables to be acquired by the [issuing entity][grantor trust] on the closing date has [higher][lower][substantially similar] [FICO® scores][loan-to-value ratios][payment-to-income ratios][longer term contracts][loan funded scores] than [some]][a portion of][most][all] of the prior receivables securitization transactions set forth on Appendix A. [However;][Given the consistency of these characteristics across the prior securitized pools and the pool of receivables in this securitization transaction,] any difference in performance in the pool of receivables compared to prior securitized pools [may be][is more likely to be] more influenced by general macroeconomic conditions than differences in these characteristics. [In addition, there is a higher concentration of lower credit quality receivables in the receivables pool than in SC’s recent securitizations under the “SDART” platform. Specifically, the pool of receivables to be acquired by the [issuing entity][grantor trust] on the closing date has a lower weighted average FICO® score and weighted average loan funded score and a higher weighted average Contract Rate than the receivables in prior “SDART” securitization transactions. As a result, you should generally expect that the receivables in the receivables pool will experience delinquencies, repossessions and credit losses that are greater than those experienced by the receivables in the “SDART” securitization platform. Any higher levels of delinquencies, repossessions or credit losses could result in losses on your notes.][Further, while the historical loss performance of commercial use contracts has been comparatively better than for personal use contracts, commercial use obligors are generally small businesses or self-employed and may experience more severe loss performance in an economic or industry specific downturn.]

However, notwithstanding any general similarities in the characteristics of the prior securitized pools set forth on Appendix A and the pool of receivables in this securitization transaction, changes in economic, social and geographic conditions may have a greater impact on the performance of the pool of receivables than any similarities or differences in these characteristics. For example, patterns of loss, prepayment and delinquency for automobile receivables, including those in the pool of receivables in this securitization, may differ significantly during periods of economic disruption or downturn than during other times.

As a result of each of the foregoing, the performance of the prior receivables securitization transactions sponsored by SC may not correspond to or be an accurate predictor of the performance of this receivables securitization transaction. To further understand how differing pool characteristics and changing conditions could impact performance, see “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Credit scores[, loan funded scores] and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables”, “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The risk and severity of loss on the receivables is generally higher in circumstances where the outstanding principal balance of a receivable is greater than the value of the related financed vehicle, which may result in losses on your notes”, “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes” and “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes”.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool as of the [statistical] cut-off date [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, SC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by SC senior management to ensure the accuracy of such descriptions. SC also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. SC officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, SC employees performed a review of the Rule 193 Information to confirm that the receivables in the [statistical] pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] satisfied the criteria set forth in the [first] paragraph under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” in this prospectus. Statistical information relating to the receivables was recalculated using data tapes containing information from SC’s [and the servicer’s] information systems, which includes databases containing certain attributes of the receivables, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of SC’s internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated receivables complied with underwriting guidelines. In addition, [●] receivable files [relating to the initial receivables[and receivables with characteristics similar to the initial receivables]] were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tapes. [Based on this review, there were [●] discrepancies related to [●] of the [●] receivable files selected and reviewed. The discrepancies were related to [●].]

[SC will perform a review of any receivables to be added to the pool during the [funding period] [revolving period] to confirm that those receivables satisfied the criteria described under “The Receivables” and the Eligibility Representations described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties.”]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Repurchases and Replacements

[No assets securitized by SC were the subject of a demand to repurchase or replace for breach of the representations and warranties during the [three] year period ending [●], 20[●].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by SC during the period from [______], 20[__] to [______], 20[__].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator			Receivables that Were Subject of Demand				Receivables That Were Repurchased or Replaced		Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
[Santander] Drive Auto Receivables Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
[Santander] Drive Auto Receivables Trust 20[__]-[_]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Please refer to the Form ABS-15G filed by SC on [______], 20[__] for additional information. The CIK number of SC is 0001540151.

MATURITY AND PREPAYMENT CONSIDERATIONS

The weighted average life of each class of notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. [The weighted average life of the offered notes will also be influenced by the ability of the issuing entity to reinvest collections on the receivables during the [revolving][pre-funding] period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the principal balances of the receivables are paid.] Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the noteholders on the next payment date following the Collection Period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full by the obligor, [purchased by the servicer as a result of a breach of a covenant related to its servicing duties or as a result of a reduction in the contract rate of the receivable other than as required by applicable law (including, without limitation, the Servicemembers Civil Relief Act) or court order, each as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Collection, Extensions and Modifications of Receivables,”] or repurchased by [SC][the originator] as a result of a breach of a representation or warranty regarding the characteristics of a receivable to be transferred to the [issuing entity][grantor trust] as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” or otherwise, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life and credit disability insurance policies [or purchases made by the servicer as a result of a breach of a covenant made by it related to its servicing duties as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Collection, Extensions and Modifications of Receivables”.] In addition, early retirement of the notes may be effected if the servicer exercises its option to purchase the remaining receivables included in the issuing entity property when the outstanding balance of the receivables has declined to or below the percentage specified in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Optional Redemption” in this prospectus [or if the issuing entity exercises its option to purchase the outstanding notes when the outstanding amount of the notes has declined to or below the percentage specified in “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Optional Redemption” in this prospectus].

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of loans, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

[The timing of changes in the Benchmark Rate may affect the actual yields on the notes even if the aggregate rate of the Benchmark Rate is consistent with your expectations. Prospective investors must make an independent decision as to the appropriate Benchmark Rate assumptions to be used in deciding whether to purchase a note.]

SC can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal amounts of the notes and the weighted average life of each class of notes under the assumptions stated below and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on receivables can be measured against prepayment standards or models. The absolute prepayment model, or “ABS,” assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Note Balance at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [_____] pools of receivables with the following characteristics:

Pool	Aggregate Outstanding Principal Balance		Gross Contract Rate		Assumed Cut-off Date	Original Term to Maturity (in Months)	Remaining Term to Maturity (in Months)
1	$	[•]	[•]	%	[•]	[•]	[•]
2	$	[•]	[•]	%	[•]	[•]	[•]
3	$	[•]	[•]	%	[•]	[•]	[•]
4	$	[•]	[•]	%	[•]	[•]	[•]
5	$	[•]	[•]	%	[•]	[•]	[•]
6	$	[•]	[•]	%	[•]	[•]	[•]
7	$	[•]	[•]	%	[•]	[•]	[•]

Total	$	[•]

•

all prepayments on the receivables each month are made in full on the last day of each month (and include 30 days of interest) at the specified constant percentage of ABS commencing in [_____], 20[•] and there are no defaults, losses or repurchases;

[•	the Class A-2 notes consist of Class A-2-A notes and Class A-2-B notes;]

•

interest accrues on the notes at the following per annum fixed coupon rates: Class A-1 notes, [•]%; Class A-2[-A] notes, [•]%; [Class A-2-B notes, Benchmark + [•]%]; Class A-3 notes, [•]%; [Class A-4 notes, [•]%;] Class B notes, [•]%; Class C notes, [•]%; [and] Class D notes, [•]%; [and Class E notes, [•]%]. [With respect to the Class E notes, it is assumed that the Targeted Overcollateralization Amount is reached as of the [•] payment date following the closing date such that interest accrues on the Class E notes at the following per annum fixed coupon rates: [•]% through and including the interest accrual period for the [•] payment date following the closing date and [•]% for each subsequent interest accrual period];

•	each scheduled payment on the receivables is made on the last day of each month commencing in [__________] [•] 20[•], and each month has 30 days;

•

[the initial Note Balance of each class of notes is equal to the applicable initial principal amount set forth on the front cover of this prospectus [except that] [the initial principal amount of the Class A-2-A notes is $[•] and the initial principal amount of the Class A-2-B notes is $[•]][and][the initial principal amount of the Class A-3 notes is $[•] [and the initial principal amount of the Class A-4 notes is $[•]]];]

•	payments on the notes are paid in cash on each payment date commencing [__________] [•], 20[•] and on the [•] calendar day of each subsequent month whether or not that day is a Business Day;

•	the offered notes are purchased on the closing date of [__________] [•], 20[•];

•

the servicing fee will be [•]% per annum, [the administration fee will be [•]% per annum, ] the indenture trustee fee, asset representations reviewer fee[,][ and] owner trustee fee[ and grantor trust trustee fee], in the aggregate, equal $[•] monthly, and all other fees and expenses equal zero;

•	the Class A-1 notes [and the Class A-2-B] notes will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•

the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes, [and] the Class [D] notes [and the Class E notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

Available Funds from the receivables described above are distributed in accordance with the payment priorities described below under “The Indenture—Priority of Payments,” and no event of default under the indenture occurs;

•	payments of principal on the notes are distributed in accordance with the payment priorities described below under “The Notes—Payments of Principal”;

[•	principal will be paid on each class of notes on each payment date as necessary to build and maintain the required overcollateralization; ]

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that will be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the “clean-up call” option to redeem the notes will be exercised at the earliest opportunity;

[•

during the revolving period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cut-off date of such receivables being the beginning of the related month;]

[•	$[ ] will be deposited in the pre-funding account on the closing date;]

[•	all of the funds in the pre-funding account are used to purchase subsequent receivables;] and

•	investment income amounts equal zero.

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the initial Note Balance of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related initial Note Balance of the note.

Percent of the Initial Note Balance at Various ABS Percentages

Class A-1 Notes

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various ABS Percentages

Class A-2[-A] Notes [and Class A-2-B Notes]

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various ABS Percentages

Class A-3 Notes

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

[Percent of the Initial Note Balance at Various ABS Percentages

Class A-4 Notes]

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various ABS Percentages

Class B Notes

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various ABS Percentages

Class C Notes

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

Percent of the Initial Note Balance at Various ABS Percentages

Class D Notes

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

[Percent of the Initial Note Balance at Various ABS Percentages

Class E Notes]

Payment Date	[0.25]%	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[_____], 20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (Years) to Call	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (Years) to Maturity	[•]	[•]	[•]	[•]	[•]	[•]

THE NOTES

General

The issuing entity will issue the notes pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date between the issuing entity[, the grantor trust] and the indenture trustee for the benefit of the noteholders [and the swap counterparty]. We will file a copy of the final indenture with the SEC concurrently with or prior to the time we file this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture and the servicing agreement. [______________] will be the indenture trustee.

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the related record date.

To the extent of funds available, the issuing entity will pay interest and principal on the notes monthly, on the [●] day of each month (or, if that day is not a Business Day, on the next Business Day), which we refer to as the “payment date.” The first payment date is [__________][●], 20[●].

The “record date” means, with respect to each payment date or redemption date, (i) for any definitive notes, the close of business on the last Business Day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs, (ii) for any book-entry notes, the close of business on the Business Day immediately preceding such payment date or redemption date, or (iii) any other day specified in the transaction documents. See “—Definitive Notes” below. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial Note Balance, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “The Indenture—Priority of Payments” in this prospectus.

Delivery of Notes

The offered notes will be issued in a minimum denomination of $[●] and in integral multiples of $[1,000] in excess thereof [and the Class E notes are issuable in minimum denomination of $[●] and in integral multiples of $[1,000] in excess thereof, subject[, in each case,] to certain exceptions set forth in the indenture.] The notes will be issued on or about the closing date in book-entry form through the facilities of The Depository Trust Company, or “DTC” and Clearstream Banking Luxembourg S.A. (“Clearstream”) against payment in immediately available funds.

Book-Entry Registration

Each class of offered notes will be available only in book-entry form [except in the limited circumstances described under “—Definitive Notes” in this prospectus]. All book-entry notes will be held by DTC, in the name of Cede, as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC or Clearstream, which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants.

As a result, investors will only be able to exercise their rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit an investor’s ability to pledge or transfer its notes to persons or entities that do not participate in DTC or Clearstream.

Interest and principal on the notes will be paid by the issuing entity to DTC as the record holder of those notes while they are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process could delay receipt of payments from the issuing entity with respect to an investor’s beneficial interest in notes in the event of misapplication of payments by DTC participants or indirect participants or bankruptcy or insolvency of those entities and an investor’s recourse will be limited to its remedies against those entities.

The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold book-entry notes through Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary book-entry notes and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC and Clearstream for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

The [offered] notes will be issued in fully registered, certificated form to owners of beneficial interests in a book-entry note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after an event of default, beneficial owners representing in the aggregate at least a majority of the outstanding principal amount of all the notes, voting as a single class, advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date, as specified in this prospectus, will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made via DTC to the extent applicable, and in the event notes are not held through DTC, by wire transfer to each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, the transfer agent or the registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite Note Balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, [the grantor trust,] the depositor, any certificateholder, the servicer, the sponsor, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, [the grantor trust,] the depositor, any certificateholder, the servicer, the sponsor, the administrator or any of their respective affiliates, except that, in determining whether the indenture trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes establishes to the satisfaction of the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, [the grantor trust,] the depositor, any certificateholder, the servicer, the sponsor, the administrator or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above, the note registrar will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five (5) days of that record date; and

•

within thirty (30) days after receipt by the note registrar of a written request from the owner trustee or indenture trustee for that list, as of the day not more than ten (10) days before that list is furnished.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Statements to Noteholders

On or prior to the [●] Business Day preceding each payment date, [the servicer][the administrator] will provide to the indenture trustee and, on each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the [servicer][administrator]) setting forth for that payment date and the related Collection Period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;

•

the Class A-1 Note Balance, the Class A-2[-A] Note Balance[, the Class A-2-B Note Balance], the Class A-3 Note Balance, [the Class A-4 Note Balance,] the Class B Note Balance, the Class C Note Balance, the Class D Note Balance, [and the Class E Note Balance,] in each case after giving effect to payments on such payment date;

•

the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal, the Fourth Allocation of Principal, [the Fifth Allocation of Principal] and the Regular Allocation of Principal for such payment date;

[•	the amount of any net swap payments, senior swap payments and subordinated swap payments for that payment date;]

[•	the amount of any cap payments;]

[•	the number of, and aggregate amount of monthly principal and interest payments due on, the related receivables which are delinquent as of the end of the related Collection Period;]

•	the Delinquency Percentage;

•	the aggregate principal balance of 60-Day Delinquent Receivables as of the end of the related Collection Period;

•	whether the Delinquency Percentage exceeds the Delinquency Trigger;

•

the aggregate servicing fee paid to the servicer with respect to the receivables, the amount of any unpaid servicing fees and the change in such amount from that of the prior payment date [and the aggregate administration fee paid to the administrator, the amount of any unpaid administration fees and the change in such amount from that of the prior payment date];

•

the amount of fees paid to the indenture trustee, the owner trustee[, the grantor trust trustee] and the asset representations reviewer, the amount of any unpaid fees to the indenture trustee, owner trustee[, the grantor trust trustee] and the asset representations reviewer and any changes in such amount from the prior payment date;

•

(i) the amount on deposit in the reserve account and the Specified Reserve Account Balance, each as of the beginning and end of the related Collection Period, (ii) the amount to be deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to such changes in such balance from the immediately preceding payment date, and (v) the change in such balance from the immediately preceding payment date;

[•

the amount available in the collection account for payment of the aggregate amount payable or distributable on the notes, the amount of any principal or interest shortfall with respect to each class of notes and the amount required from any applicable credit enhancement provider to pay any shortfall;]

[•	whether the pool composition tests, the floor credit enhancement composition tests and the Credit Enhancement Test are satisfied;]

[•

the amount of the make-whole payment and step-up amount incurred for each of the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes on such payment date, and the amount of any make-whole payments and step-up amounts remaining unpaid for each class of notes;]

[•	whether an Early Amortization Event has occurred at or prior to such payment date;]

•

the amount of Class A noteholders’ interest carryover shortfall, the Class B noteholders’ interest carryover shortfall, the Class C noteholders’ interest carryover shortfall [,][and] the Class D noteholders’ interest carryover shortfall [and the Class E noteholders’ interest carryover shortfall], if any, on such payment date and the change in such amount from the preceding payment date;

•	the aggregate repurchase price with respect to repurchased receivables paid by the sponsor [or purchased receivables paid by the servicer] with respect to the related Collection Period;

•

the amount of Class A noteholders’ interest carryover shortfall, the Class B noteholders’ interest carryover shortfall, the Class C noteholders’ interest carryover shortfall [,][and] the Class D noteholders’ interest carryover shortfall [and the Class E noteholders’ interest carryover shortfall], if any, on such payment date and the change in such amount from the preceding payment date;

•	the number of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the percentage of the total aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

[•	the amount, if any, reinvested in additional receivables during the revolving period, if any;]

[•	if applicable, whether the revolving period has terminated early due to the occurrence of an early amortization event;]

•	the Pool Factor and the Note Factor; and

•	the Pool Balance.

The [servicer][administrator] may, in its sole discretion, elect to include the information specified in the [●], [●] and [●] bullet points above in 30-day increments beginning with 30-59 days delinquency in lieu of the increments set forth in such bullet points above.

The “Note Factor” will be, for any payment date, a six-digit decimal equal to the outstanding balance for each class of notes at the end of the month as a fraction of the original balance of the corresponding class of notes as of the closing date. The Note Factor for each class of notes will be 1.000000 as of the closing date; thereafter, each Note Factor will decline to reflect reductions in the outstanding balance of each class of notes. As a noteholder, your share of the principal amount of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The “Pool Factor” will be, for any payment date, a six-digit decimal equal to the Pool Balance as of the end of the month as a fraction of [(1)] the original Pool Balance of receivables as of the [initial] cut-off date [plus (2) the original Pool Balance of any subsequent receivables added to the issuing entity property as of the applicable subsequent cut-off date.] The Pool Factor will be 1.000000 as of the closing date; thereafter, the Pool Factor will decline to reflect reductions in the Pool Balance [and will increase to reflect the acquisition of any subsequent receivables on the applicable funding date]. The amount of a noteholder’s pro rata share of the Pool Balance for a given month can be determined by multiplying the original denomination of the holder’s note by the Pool Factor for that month.

DTC will supply these reports to noteholders of book-entry notes in accordance with its procedures. Since owners of beneficial interest in a book-entry note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a book-entry note as provided in this prospectus.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by law, the indenture trustee and paying agent will furnish information required to complete United States federal and state income tax returns to each person who on any record date during the calendar year was a registered noteholder. See “Material Federal Income Tax Considerations” in this prospectus.

Payments of Interest

Interest on the Note Balance of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be due and payable monthly on each payment date. Interest will accrue during each interest period at the applicable interest rate (a) for the Class A-1 notes [and the floating rate notes, if any,] from and including the prior payment date (or from and including the closing date in the case of the first interest period) to but excluding the following payment date or (b) for each other class of notes, from and including the [●] day of the calendar month preceding a payment date (or from and including the closing date in the case of the first interest period) to but excluding the [●] day of the month in which that payment date occurs. A failure to pay the interest due on the notes of the Controlling Class on any payment date that continues unremedied for a period of five Business Days or more will result in an event of default.

Interest will accrue and will be calculated on the various classes of notes as follows:**

•

Actual/360. Interest on the Class A-1 notes [and the floating rate notes, if any] will be calculated on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes and the floating rate notes will be the product of (i) the Note Balance of the related class of notes, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the [Class A-2-A] notes, [the Class A-3 notes], [the Class A-4 notes], [the Class B notes], [the Class C notes], [the Class D notes] [and the Class E notes] will be calculated on the basis of a 360-day year of twelve 30-day months. This means that the interest due on each payment date for the [Class A-2-A notes], [the Class A-3 notes], [the Class A-4 notes], [the Class B notes], [the Class C notes], [the Class D notes] [and the Class E notes] will be the product of (i) the Note Balance of the related class of notes, (ii) the related interest rate and (iii) 30 [(or, in the case of the first payment date, the number of days from and including the closing date to but excluding the [__] day of the month in which the first payment date occurs (assuming a 30-day calendar month)), divided by 360.

•

Interest Periods. Interest will accrue on the Note Balance of each class of notes (a) with respect to the Class A-1 notes [and the floating rate notes, if any], from and including the prior payment date (or in the case of the first payment date, the closing date) to but excluding the following payment date or (b) with respect to each other class of notes, from and including the [__] day of the calendar month preceding a payment date (or in the case of the first payment date, the closing date) to but excluding the [__] day of the month in which that payment date occurs. Interest accrued as of any payment date but not paid on such payment date will be due on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the Note Balance of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes.

A failure to pay the interest due on the notes of the Controlling Class on any payment date that continues unremedied for a period of five (5) Business Days or more, will result in an event of default. See “The Indenture—Events of Default.”

[Calculation of Floating Rate Interest

Interest on the floating rate notes will be calculated based on the Benchmark Rate plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of the Benchmark Rate and such spread is less than 0.00% for any Interest Period, then the interest rate for the floating rate notes for such Interest Period will be deemed to be 0.00%. The initial Benchmark Rate will be [SOFR-based rate].

**

NOTE: The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

The “calculation agent” will initially be [____] and, thereafter, any other person designated by the indenture trustee to act in such capacity.

The “SOFR Rate” will be determined by the calculation agent for each interest period on the second U.S. Government Securities Business Day before the first day of such interest period (the “SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time [Compounded SOFR][Term SOFR][30-day average SOFR] is published [on the FRBNY’s Website][by the Term SOFR Administrator] (the “SOFR Determination Time”) and means, with respect to the Class A-2-B notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][30-day average SOFR]; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes.

None of the owner trustee, the indenture trustee or the calculation agent will be liable for any inability, failure or delay on its part to perform any of its duties set forth in any of the Basic Documents as a result of the unavailability of SOFR Rate and absence of a designated replacement benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the administrator, in providing any direction, instruction, notice or information required or contemplated by the terms of the Basic Documents and reasonably required for the performance of such duties.

All percentages resulting from any calculation on the Class A-2-B notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Class A-2-B notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the Class A-2-B notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator will deliver written notice to each hired agency, the relevant trustees, the paying agent and the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related interest period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

The administrator will have the right to make SOFR Adjustment Conforming Changes and, in connection with the implementation of a Benchmark Replacement, Benchmark Replacement Conforming Changes, from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the Basic Documents, will become effective without the consent of any other person (including any noteholder). The holders of the Class A-2-B notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the Basic Documents, none of the issuing entity, the owner trustee, the indenture trustee, the administrator, the calculation agent, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and note owner, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

For the avoidance of doubt: (a) in no event will (i) the calculation agent be responsible for determining the SOFR Rate or any substitute for SOFR if such rate [does not appear on the FRBNY’s Website][is not published by the Term SOFR Administrator] or does not appear on a comparable system as is customarily used to quote SOFR or such substitute for SOFR, (ii) the indenture trustee, the paying agent and the owner trustee be responsible for determining the SOFR Rate or any substitute for SOFR or (iii) the indenture trustee, the calculation agent, the paying agent and the owner trustee be responsible for making any decision or election in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event and (b) in connection with any of the matters referenced in clause (a) of this sentence, the indenture trustee, the calculation agent, the paying agent and the owner trustee will be entitled to conclusively rely on any determinations made by the administrator (on behalf of the issuing entity), as applicable, in regards to such matters and will have no liability for such actions taken at the direction of the administrator (on behalf of the issuing entity).

The indenture trustee, the paying agent, the calculation agent, and the owner trustee will be under no obligation (i) to monitor, determine or verify the availability, unavailability or cessation of SOFR (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing.

The indenture trustee, the paying agent, the calculation agent and the owner trustee will not be liable for any inability, failure or delay on its part to perform any of its duties set forth in the Indenture and the other Basic Documents as a result of the unavailability of SOFR (or other applicable Benchmark) and the absence of a designated Benchmark Replacement, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation, the servicer or the administrator (on behalf of the issuing entity), in providing any direction, instruction, notice or information required or contemplated by the terms of the Indenture and the other Basic Documents and reasonably required for the performance of such duties.]

Payments of Principal

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement —The Revolving Period” in this prospectus.] [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

On each payment date prior to the acceleration of the notes following an event of default, certain amounts will be applied to make principal payments sequentially to the Class A-1 noteholders until the Class A-1 notes are paid in full, to the Class A-2 noteholders, ratably based on their respective Note Balances, until the Class A-2 notes are paid in full, to the Class A-3 noteholders until the Class A-3 notes are paid in full, [to the Class A-4 noteholders until the Class A-4 notes are paid in full,] to the Class B noteholders until the Class B notes are paid in full, to the Class C noteholders until the Class C notes are paid in full, to the Class D noteholders until the Class D notes are paid in full, [and then to the Class E noteholders until the Class E notes] are paid in full as set forth under “The Indenture—Priority of Payments” below. [In addition, any amounts remaining on deposit in the pre-funding account (excluding investment earnings) that have not been used to purchase subsequent receivables by the end of the funding period will be used to prepay the principal of the notes as described under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

Failure to pay the Note Balance of any class of notes on the final scheduled payment date for that class of notes or on a redemption date will be an event of default under the indenture. At any time after the notes have been accelerated following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full and then ratably to noteholders of each class of the Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes,] based on the Note Balance of each class of the Class A-2 notes [and] the Class A-3 notes [and the Class A-4 notes], until each such class has been paid in full. Principal payments will then be made on the Class B notes until the Class B notes are paid in full, to the Class C notes until the Class C notes are paid in full, to the Class D notes until the Class D notes are paid in full, [and then to the Class E notes until the Class E notes] are paid in full]. See “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

To the extent not previously paid prior to those dates, the Note Balance of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [●] payment date;

•	for the Class A-2[-A] notes [and the Class A-2-B notes], the [●] payment date;

•	for the Class A-3 notes, the [●] payment date;

•	[for the Class A-4 notes, the [●] payment date;]

•	for the Class B notes, the [●] payment date;

•	for the Class C notes, the [●] payment date; [and]

•	for the Class D notes, the [●] payment date[; and]

•	[for the Class E notes, the [●] payment date].

Payments of Principal on the Notes on each Payment Date

(Other than Payment Dates after the Notes Have Been Accelerated

Following the Occurrence of an Event of Default)

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the swap counterparty to hedge the floating interest rate risk on the [Class A [●] notes]. All terms of the interest rate swap agreement will be acceptable to each Hired Agency. The interest rate swap for the [Class A [●] notes] will have an initial notional amount equal to the initial Note Balance of the [Class A [●] notes] on the closing date and will decrease by the amount of any principal payments on the [Class A [●] notes]. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the Note Balance of the [Class A [●] notes].

On each payment date the issuing entity will make and receive payments under the interest rate swap agreements calculated with respect to the preceding interest accrual period and exchanged on a net basis. The issuing entity will pay to the swap counterparty the amounts set forth below with respect to the related interest rate swap agreement, in each case on a notional amount equal to the outstanding principal amount of the related class of floating rate notes and the swap counterparty will pay to the issuing entity the following amounts on such notional amount:

[Class [●] Notes]	Amount Payable to Swap Counterparty	Amount Payable to Issuing Entity

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [ ]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the [Class A [●] notes] times the same notional amount. Payments on the interest rate swap (other than Swap Termination Payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under the interest rate swap agreement includes:

•	failure to make payments due under the interest rate swap agreement; or

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty.

•	any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•	failure to post collateral or return collateral pursuant to the terms of the credit support annex by the swap counterparty or the issuing entity (solely with respect to the return of collateral);

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

Among other things, a termination event under the interest rate swap agreement includes:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•	any commencement of the liquidation of the issuing entity property following an event of default under the indenture;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information;

•	certain tax events;

•

any amendment to the servicing agreement or the indenture by the issuing entity that has a material and adverse effect on the swap counterparty without the prior written consent of the swap counterparty to the extent such consent is required under the related agreement;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; or

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a Swap Termination Payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any Swap Termination Payment that constitutes a Subordinated Swap Termination Payment will be subordinated to payments of principal of and interest on the notes and any Swap Termination Payment that constitutes a Senior Swap Termination Payment will be paid pro rata with interest on the Class A notes. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any Swap Termination Payment could, if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty, will be applied to any Swap Termination Payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Cap Agreement” with [●], a [●], as cap provider (the “cap provider”), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will be acceptable to each Hired Agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if the Benchmark Rate related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	the Benchmark Rate for the related payment date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-2-B notes on the first day of the Interest Period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or, with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement.

Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; and/or

•	assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings: “Cap Rate” means [●]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee which will be held in trust for the benefit of the noteholders pursuant to the Indenture.]

THE TRANSFER AGREEMENTS, THE SERVICING AGREEMENT AND THE ADMINISTRATION AGREEMENT

The following information summarizes material provisions of the “purchase agreement” entered into between SC and the depositor, the “sale agreement” entered into between the depositor and the issuing entity [and the “receivables contribution agreement” entered into between the issuing entity and the grantor trust]. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes material provisions of the “administration agreement” entered into between the issuing entity, [the grantor trust,] SC and the indenture trustee and the “servicing agreement” entered into between the servicer, the issuing entity, [the grantor trust,] SC and the indenture trustee.

Forms of the transfer agreements, the indenture, the servicing agreement and the administration agreement have been filed as exhibits to the registration statement of which this prospectus is a part. We will file a copy of the final transfer agreements, the indenture, the servicing agreement and the administration agreement with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This is not a complete description of the transfer agreements, the indenture, the servicing agreement or the administration agreement, and the summaries of the transfer agreements, the servicing agreement and the administration agreement in this prospectus are subject to all of the provisions of the transfer agreements, the servicing agreement and the administration agreement.

Sale and Assignment of Receivables

Under the purchase agreement, on the closing date[ and on each payment date during the [revolving][pre-funding] period] SC will sell, transfer, assign and otherwise convey to the depositor all of its right, title and interest in, to and under the receivables, Collections after the [applicable] cut-off date, the receivable files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in that property in favor of the depositor.

Under the sale agreement, on the closing date[ and on each payment date during the [revolving][pre-funding] period] the depositor will sell, transfer, assign and otherwise convey to the issuing entity all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security and the depositor’s rights under the purchase agreement relating to those receivables and related property. The sale agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

[Under the receivables contribution agreement, on the closing date the issuing entity will sell, transfer, assign and otherwise convey to the grantor trust all of its right, title and interest in, to and under the receivables, Collections after the cut-off date, the receivable files and the related security and the issuing entity’s rights under the sale agreement relating to those receivables and related property. The receivables contribution agreement will create a first priority ownership/security interest in that property in favor of the grantor trust.]

Under the indenture, [each of] the issuing entity [and the grantor trust] will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee. The terms of the indenture will create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

This is not a complete description of the transfer agreements, and the summaries of the transfer agreements in this prospectus are subject to all of the provisions of the transfer agreements.

[Additional Sales of Receivables

In addition to receivables that the depositor buys from SC on the closing date as described above under “—Sale and Assignment of Receivables,” the depositor may also buy receivables from SC to transfer to the issuing entity [which the issuing entity will transfer to the grantor trust] on each payment date during the revolving period. The depositor may buy those receivables on substantially the same terms as under the pooling agreement on the closing date. The depositor will then sell receivables that the depositor has bought from SC to the issuing entity, pursuant to the sale agreement[, and the issuing entity will sell the receivables that the issuing entity has bought from the depositor to the grantor trust, pursuant to the receivables contribution agreement]. On the closing date, the issuing entity will apply the net proceeds received from the sale of its notes and certificates to pay the depositor for the receivables that are being sold to the trust[, and to make a deposit in an additional funding account and initial deposits to the collection account and the reserve account.]]

Representations and Warranties

SC, pursuant to the purchase agreement, will represent and warrant that, as of the cut-off date (or such other date as may be set forth below), each receivable:

•	was fully and properly executed or electronically authenticated by the obligor thereto;

•

was either (i) originated by a dealer to finance the retail sale by that dealer of the related financed vehicle and has been purchased by SC in accordance with the terms of a dealer agreement between SC and that dealer, (ii) has been originated by SC or (iii) has been acquired by SC in accordance with the terms of a purchase agreement between the [applicable] originator and SC;

•

as of the closing date, will be secured by a first priority validly perfected security interest in the financed vehicle in favor of the [applicable] originator, as secured party, or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle in favor of the [applicable] originator, as secured party;

•	contained customary and enforceable provisions such that the rights and remedies of the holder thereof are adequate for realization against the collateral of the benefits of the security;

•

provided, at origination, for level monthly payments which fully amortize the initial principal balance over the original term; provided, that the amount of the first or last scheduled payment may be different from the level payment but in no event more than three times the level monthly payment;

•

provided for interest at the contract rate specified on the schedule of receivables (which is the schedule identifying the receivables transferred to the [issuing entity][grantor trust] on the closing date);

•	was originated in the United States and denominated in dollars;

•	was secured by a new or used automobile, heavy-duty truck, light-duty truck, SUV[, motorcycle] or van;

•	had a contract rate of not less than [●]%;

•	had an original term to maturity of not more than [●] months;

•	had a remaining term to maturity of at least [●] month[s] and not more than [●] months;

•	had an outstanding principal balance of at least $[●] and not more than $[●];

•	had a final scheduled payment due not later than [●];

•	was not more than [30] days past due;

•	was not identified in the records of the servicer as being subject to any pending bankruptcy proceeding;

•	was not subject to a force-placed insurance policy on the related financed vehicle;

•	was a Simple Interest Receivable;

•	provided that a prepayment by the related obligor will fully pay the principal balance and accrued interest through the date of prepayment based on the receivable’s contract rate;

•

complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the [applicable] cut-off date, or (ii) would not render such receivable unenforceable or create liability for the depositor [,][or] the issuing entity [or the grantor trust], as an assignee of such receivable;

•

constituted the legal, valid and binding payment obligation in writing of the obligor, enforceable by the holder thereof in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, liquidation or other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally and (ii) as such receivable may be modified by the application after the [applicable] cut-off date of the Servicemembers Civil Relief Act, as amended, or similar state or local laws to the extent applicable to the related obligor;

•	had not been satisfied, subordinated or rescinded nor do the records of the servicer indicate that the related financed vehicle has been released from the lien of such receivable in whole or in part;

•	required that the obligor thereunder obtain physical damage insurance covering the related financed vehicle;

•

the obligor on which was not the United States or any state thereof or any local government, or any agency, department, political subdivision or instrumentality of the United States or any state thereof or any local government;

•

was not originated in, nor is subject to the laws of, any jurisdiction under which the sale, transfer, assignment, contribution, conveyance or pledge of such receivable would be unlawful, void, or voidable; and

•	constituted either “tangible chattel paper,” “electronic chattel paper,” an “account,” an “instrument,” or a “general intangible,” each as defined in the Uniform Commercial Code;

In addition, SC will represent and warrant that, with respect to each receivable:

•

except for payment delinquencies continuing for a period of not more than [30] days as of the [applicable] cut-off date, the records of the servicer did not disclose that any default, breach, violation or event permitting acceleration under the terms of the receivable existed as of the [applicable] cut-off date or that any continuing condition that with notice or lapse of time, or both, would constitute a default, breach, violation or event permitting acceleration under the terms of the receivable had arisen as of the [applicable] cut-off date and SC had not waived any of the foregoing;

•

as of the closing date and immediately prior to the sale and transfer contemplated in the purchase agreement [,][and] the sale agreement [and the receivables contribution agreement], SC had good and marketable title to and was the sole owner of the receivable free and clear of all liens created by SC (except any lien which will be released prior to assignment of such receivable thereunder), and, immediately upon the sale and transfer by the depositor to the issuing entity pursuant to the sale agreement, the issuing entity will have good and marketable title to such receivable, free and clear of all liens created by SC (other than permitted liens) [and, immediately upon the sale and transfer by the issuing entity to the grantor trust pursuant to the receivables contribution agreement, the grantor trust will have good and marketable title to such receivable, free and clear of all liens created by SC (other than permitted liens)];

•

there is only one executed original, [electronically authenticated original or authoritative copy] of the contract (in each case within the meaning of the Uniform Commercial Code) related to the receivable; [and]

•

the records of the servicer did not reflect any material facts which have not been remediated or cured which would constitute the basis for any right of rescission, offset, claim, counterclaim or defense with respect to such receivable or the same being asserted or threatened with respect to such receivable[; and]

•	[the obligor has made, or will make, the first two monthly payments under such receivable].

We refer to the foregoing representations and warranties as the “Eligibility Representations”.

If a responsible officer of any party to the purchase agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any receivable which materially and adversely affects the interests of the issuing entity [, the grantor trust] or the noteholders in such receivable, the party discovering or receiving written notice of such breach will give prompt written notice of that breach to the other parties to the purchase agreement; provided, that (i) delivery of the monthly report which identifies that receivables are being or have been repurchased will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach and (ii) the owner trustee or the indenture trustee will be deemed to have knowledge of such breach only if a responsible officer of the owner trustee or the indenture trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give that notice will not affect any obligation of SC under the purchase agreement. If the breach materially and adversely affects the interests of the issuing entity [, the grantor trust] or the noteholders in the related receivable, then SC will either (a) correct or cure that breach, if applicable, or (b) repurchase that receivable from the [issuing entity][grantor trust], in either case on or before the Business Day before the payment date following the end of the Collection Period which includes the 60th day (or, if SC elects, an earlier date) after the date SC became aware or was notified of that breach. Such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity [, the grantor trust] or the noteholders if it has not affected the ability of the depositor (or its assignee) to receive and retain timely payment in full on such receivable. The owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) may notify SC of a breach by delivering written notice to SC identifying the receivable and the related breach of an Eligibility Representation. Any such repurchase by SC will be at a repurchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that repurchase, SC will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase or an earlier date, if elected by SC. The repurchase obligation will constitute the sole remedy available to the issuing entity, [the grantor trust,] the depositor and the indenture trustee for the failure of a receivable to meet any of the eligibility criteria set forth in the purchase agreement.

[Insert information contemplated by Item 1104(f) regarding the sponsor’s financial condition to the extent there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations for those assets resulting from such financial condition could have a material impact on pool performance or performance of the notes.]

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation, the identity of the related receivable and a reference to the indenture. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as any additional piece of documentation reasonably satisfactory to the indenture trustee, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). SC will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification.

Asset Representations Review

As discussed above under “—Representations and Warranties,” SC will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	A majority of the voting investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the asset review conditions are satisfied (the first date on which the asset review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, [the administrator][the servicer] will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of that Collection Period to (ii) the Pool Balance as of the last day of that Collection Period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with customary servicing practices. The “Delinquency Trigger” for any payment date and the related Collection Period is [●]%.

The Delinquency Trigger was calculated as a multiple of [●] times the previous historical monthly peak Delinquency Percentage, rounded to the nearest whole percentage, of SC’s [public] securitization transactions under the [Santander] Drive Auto Receivables Trust platform from [2007] through [●] [and SC’s securitization transactions under the Drive Auto Receivables Trust platform from 2015 through [●]]. SC believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its public securitization transactions over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to SC’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. If the Delinquency Percentage on any payment date exceeds the Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC and the depositor will include on Form 10-D that a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the securities. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended.

The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. SC, the servicer, the depositor [,][and] the issuing entity [and the grantor trust] are required under the transaction documents to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred.

Within [five Business Days] of the Review Satisfaction Date, the indenture trustee will send a written notice to SC, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied, providing the applicable Review Satisfaction Date and stating that the asset representations reviewer will conduct an asset review. Within [ten Business Days] of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] by the [issuing entity][sponsor] in accordance with the asset representations review agreement. However, that [annual] fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[●] [for each Subject Receivable] [per hour for its time spent conducting the Asset Review][as a flat fee for such Asset Review][plus reasonable out-of-pocket travel expenses]. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by [the sponsor][the issuing entity][, and to the extent the Review Expenses remain unpaid after 90 days, they will be payable by the issuing entity out of amounts on deposit in the collection account as described under “The Indenture—Priority of Payments” in this prospectus.] In addition, if the asset representations reviewer participates in a dispute resolution proceeding and its reasonable out-of-pocket expenses and reasonable compensation for the time it incurs in participating in the proceeding are not paid by a party to the dispute resolution within [90] days of the end of the proceeding, the [issuing entity][sponsor] will reimburse the asset representations reviewer for such expenses.

Indemnification and Limitation of Liability of Asset Representations Reviewer

The sponsor (or to the extent not paid by the sponsor, the issuing entity) will indemnify the asset representations reviewer for costs, expenses, losses, damages and liabilities resulting from the performance of the asset representations reviewer’s obligations under the asset representations review agreement, but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence or the asset representations reviewer’s breach of any of its representations, warranties or covenants made in the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from amounts on deposit in the collection account as described under “The Indenture—Priority of Payments.”

To the fullest extent permitted by applicable law, the asset representations reviewer will not be under any liability to the issuing entity[, the grantor trust] or any other person for any action taken or for refraining from the taking of an action under the asset representations review agreement, although the asset representations reviewer will not be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith, breach of agreement or negligence in the performance of its duties.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the original retail installment sale contract [and/or installment loans] and certain other documents in the receivables file, and other records of the sponsor and the servicer with respect to that Subject Receivable. The review is not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of any Asset Review or at the time of origination of the related receivable. The Asset Review is also not designed to establish cause, materiality or recourse for any failure of a receivable to comply with the Eligibility Representations.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [60th] day after the asset representations reviewer receives the applicable review materials for the Subject Receivables from the sponsor [or the servicer]. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that [the sponsor][the servicer] provide an updated copy of that review material and the review period will be extended for an additional [30] days. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the issuing entity, [the grantor trust,] the sponsor and the servicer of the findings and conclusions of the review of the Subject Receivables, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided. The indenture trustee will have no obligation to forward the review report to any noteholder or to any other person.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Receivable and determining whether each test was passed, failed or not able to be completed as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by or on behalf of the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable unless the asset representations reviewer was not able to complete the tests for that Subject Receivable as a result of missing or incomplete review materials. The asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Receivable. If the asset representations reviewer determines that there was a “test fail” for a Subject Receivable, the sponsor will investigate whether the noncompliance of the Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing entity or the noteholders in the

Subject Receivable such that the sponsor would be required to make a repurchase. In conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

An investor wishing to direct the indenture trustee to request a repurchase or to refer a repurchase dispute to mediation (including nonbinding arbitration) or arbitration may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation or the requested method of dispute resolution, as applicable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. SC will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. If the depositor, the issuing entity, [the grantor trust,] the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee( in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the sponsor repurchase any receivable due to a breach of an Eligibility Representation as described under “—Representations and Warranties” in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party may refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration; provided, however, (i) if the indenture trustee declines to act in accordance with this paragraph at the direction of an investor due to the failure of such investor to offer the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such investor will be deemed to be a “requesting party” or (ii) if the owner trustee declines to act in accordance with this paragraph at the direction of a certificateholder due to the failure of such certificateholder to offer the owner trustee security or indemnity reasonably satisfactory to the owner trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such certificateholder will be deemed to be a “requesting party.” If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party will have the right to make the selection of mediation (including nonbinding arbitration) or arbitration. If more than one Note Owner or noteholder has directed the indenture trustee in connection with a request to pursue dispute resolution, then the indenture trustee will act at the direction of the Note Owners or noteholders, as applicable, holding a majority of the outstanding aggregate principal amount of the notes held by such directing Note Owners or noteholders. If more than one certificateholder has directed the owner trustee in connection with a request to pursue dispute resolution, then the owner trustee will act at the direction of the certificateholders holding the majority of the voting interests of such directing certificateholders. An investor need not direct an Asset Review to be performed prior to submitting a repurchase request with respect to any receivable or using the dispute resolution proceedings with respect to that receivable. The failure of the investors to direct an Asset Review will not affect whether any investor can pursue dispute resolution. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause an Asset Review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivable, including any receivable that the asset representations reviewer did not review, any receivable that the asset representations reviewer reviewed and found to have failed a test and any receivable that the asset representations reviewer reviewed and determined that no tests were failed.

The sponsor will inform the requesting party in writing upon a determination by the sponsor that a receivable subject to a demand to repurchase will be repurchased and the monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which such receivables were repurchased will include disclosure of such repurchase. A failure of the sponsor to inform the requesting party that a receivable subject to a demand will be repurchased within 180 days of the receipt of notice of the request will be deemed to be a determination by the sponsor that no repurchase of that receivable due to a breach of an Eligibility Representation is required. The monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which a repurchase demand is made and for each subsequent Collection Period until such repurchase demand is resolved or the related receivable is repurchased, will include disclosure regarding the date of the repurchase demand as well as the status of such repurchase demand for each applicable receivable. Additionally, [SC][the administrator] will make Form ABS-15G filings disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee and the owner trustee may request that the sponsor repurchase a receivable due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee or owner trustee to exercise this discretion, the transaction documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a repurchase and neither the indenture trustee nor the owner trustee intends to exercise such discretion. Consequently, it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor. If the requesting party is the indenture trustee or owner trustee acting at the direction of an investor, then the indenture trustee or owner trustee, as requesting party, will continue to act at the direction of the investor in making all decisions related to a mediation or arbitration, as applicable.

If a Subject Receivable that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses and reasonable compensation of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the arbitrator for the dispute resolution or as allocated as mutually agreed by the parties as part of a mediation, if such dispute resolution is an arbitration or mediation, respectively.

If the requesting party selects mediation (including nonbinding arbitration), the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. The arbitrator will make its final determination no later than 90 days after the appointment (or as soon as practicable thereafter). In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. No person may bring a putative or certified class action to arbitration.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the purchase agreement. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to SC, with a copy to the depositor, the issuing entity, the owner trustee and the indenture trustee. Upon receipt of the notice of intent to refer the matter to mediation or arbitration, the depositor, the issuing entity, the owner trustee (acting at the direction of a certificateholder) and the indenture trustee (acting at the direction of a noteholder or Note Owner) will advise the requesting party and SC of an intent to join in the mediation or arbitration, which will result in their being joined as a requesting party in the proceeding.

A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded. In the case of any such joinder, if the initial requesting party is the indenture trustee (on behalf of one or more Note Owners or noteholders), any decisions related to the mediation or arbitration will be made by the indenture trustee at the written direction of the requesting party holding a majority of the Note Balance of all of the notes held by such directing noteholders and/or Note Owners. If the initial requesting party is the owner trustee (on behalf of one or more certificateholders), any decisions related to the mediation or arbitration will be made by the owner trustee at the written direction of the certificateholders holding the majority of the voting interests of the directing certificateholders.

Administration Agreement

[SC][___] will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement, the sale agreement, the servicing agreement, [the receivables contribution agreement,] the indenture, the depository agreement[,][ and] the trust agreement [and the grantor trust agreement] and administer and perform all of the duties and obligations of the issuing entity[ and the grantor trust] under the servicing agreement, [the receivables contribution agreement,] the indenture, the depository agreement[,][ and] the trust agreement[ and the grantor trust agreement]. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity [or the grantor trust] under any such document. The administrator will monitor the performance of the issuing entity [and the grantor trust] and will advise the issuing entity [and the grantor trust] when action is necessary to comply with the issuing entity’s [or the grantor trust’s] duties and obligations under such documents. In furtherance of these duties, the administrator will take all appropriate action that is the duty of the issuing entity [or the grantor trust] to take pursuant to such documents. The administrator may, at any time without notice or consent, delegate any of its duties under the transaction documents to any of its affiliates and may delegate specific duties to sub-contractors or other professional service firms who are in the business of performing such duties, although the administrator will remain liable for the performance of any duties that it delegates to another entity.

As compensation for the performance of the administrator and as a reimbursement for its expenses, the administrator will be entitled to receive an administration fee for each Collection Period. The “administration fee” for any payment date will be an amount equal to [the product of (1) one-twelfth [or, in the case of the first payment date, [one-sixth][[__]/360)]], (2) [ ]% and (3) the Pool Balance as of the first day of the related Collection Period (or as of the [initial] cut-off date, in the case of the first payment date)][$[___] per annum].

Amendment Provisions

The trust agreement[, the grantor trust agreement, the receivables contribution agreement] and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person; the sale agreement may be amended by the depositor without the consent of the noteholders or any other person; the servicing agreement may be amended by SC and the servicer without the consent of the noteholders or any other person; and the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following requirements is met by the depositor, the servicer or the administrator as applicable:

(i) an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii) the Rating Agency Condition is satisfied with respect to such amendment and the indenture trustee is so notified [in writing].

Any amendment to the transaction documents (excluding the indenture) also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the Note Balance of the Controlling Class; provided, that the sale agreement may not be so amended if that amendment would (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding principal amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding principal amount of the notes which were required to consent to such matter before giving effect to such amendment. The transaction documents may also be amended without the consent of the noteholders for the purpose of conforming the terms of the transaction documents to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

In addition, the trust agreement, [the grantor trust agreement, the receivables contribution agreement,] the purchase agreement, the sale agreement, the servicing agreement and the administration agreement may only be amended if (a) the Majority Certificateholders or, if 100% of the aggregate Percentage Interests is then beneficially owned by SC and/or its affiliates, such person (or persons) consent to such amendment or (b) such amendment will not, as evidenced by an officer’s certificate or opinion of counsel delivered to the indenture trustee and the owner trustee, materially and adversely affect the interests of the certificateholders provided, however, that the items in the foregoing clause (a) and clause (b) will not be required for any amendment to the trust agreement, the purchase agreement, the sale agreement, the servicing agreement, [the receivables contribution agreement] or the administration agreement for the purpose of conforming the terms of such transaction document to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

[The trust agreement may only be amended if such amendment will not, as evidenced by an officer’s certificate or opinion of counsel delivered to the indenture trustee and the owner trustee, materially and adversely affect the interests of the certificateholders and the grantor trust agreement may only be amended if such amendment will not, as evidenced by an officer’s certificate or opinion of counsel delivered to the indenture trustee, the grantor trust trustee and the owner trustee, materially and adversely affect the interests of the certificateholders.]

[No amendment to the trust agreement, the grantor trust agreement, the transfer agreements or the administration agreement may adversely affect the grantor trust’s status as a grantor trust for United States federal income tax purposes or cause the issuing entity or the grantor trust to be treated as an association (or publicly traded partnership) taxable as a corporation for United States federal income tax purposes or cause the issuing entity or the grantor trust to be engaged in the conduct of a trade or business within the United States for United States federal income tax purposes without the consent of all of the noteholders and all of the certificateholders.]

No amendment of any document adversely affecting the rights, protections or duties of the owner trustee[, the grantor trust trustee] or the indenture trustee, as applicable, will be effective without such party’s prior written consent.

Accounts

The issuing entity will have the following bank accounts, which initially will be maintained at and in the name of the indenture trustee on behalf of the noteholders [and the swap counterparty]:

•	the collection account; and

•	the reserve account [and pre-funding account].

[Upon the issuance of any definitive certificates in accordance with terms of the trust agreement,] a certificate distribution account will be established for the benefit of the certificateholders. Neither the indenture trustee nor any noteholder will have any interest in or claim to the certificate distribution account or funds on deposit in that account.

Amounts on deposit in the collection account and the reserve account will be invested by the indenture trustee at the direction of the [servicer][administrator]. If no such direction is provided, the amounts in the collection account and the reserve account will remain uninvested. Amounts on deposit in the collection account and the reserve account may be invested in eligible investments that are generally limited to obligations or securities that mature or are liquidated so that such funds will be available on or before the Business Day immediately preceding the next payment date. However, if the Rating Agency Condition is satisfied, funds in the collection account and the reserve account may be invested in securities that will not mature prior to the next payment date and that meet other investment criteria. The servicer will be entitled to receive all investment income (net of investment losses and expenses). See “—Servicing Compensation and Expenses” below.

Deposits to the Collection Account

[Unless the monthly remittance condition described below is satisfied, the servicer will be required to remit Collections it receives on the receivables to the collection account within two Business Days after identification. However, if the monthly remittance condition is satisfied, the servicer may remit Collections for a Collection Period on the Business Day immediately preceding the payment date following such Collection Period. The “monthly remittance condition” will be satisfied if (a) [SC][SBNA] or one of its affiliates is the servicer, (b) no event of default or servicer replacement event has occurred and is continuing, (c) [Santander Holdings USA, Inc.][SBNA] has a long term unsecured debt rating of at least “[_____][_____]” by [_____], [(d) [Santander Holdings USA, Inc.][SBNA] has either (i) a long term unsecured debt rating of at least “[_____][_____]” by [_____] or (ii) a short term unsecured debt rating of at least “[_____][_____]” by [_____]] and (e) [SC][SBNA] is a direct or indirect subsidiary of Banco Santander, S.A. Notwithstanding the foregoing, the servicer may remit Collections to the collection account on any other alternate remittance schedule (but not later than the Business Day prior to the related payment date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the collection account, Collections may be commingled and used by the servicer at its own risk and for its own benefit and are not required to be segregated from its own funds. The servicer may deduct from Collections all Unrelated Amounts to the extent such Unrelated Amounts have not been previously reimbursed to the servicer. [The indenture trustee will deposit into the collection account, promptly on the day of receipt, the Net Swap Receipt, if any, received from the swap counterparty, for any payment date.]

On or before each payment date, the [servicer][administrator] will instruct the indenture trustee to withdraw from the reserve account and deposit into the collection account an amount equal to the excess, if any, of (a) the amount required to be distributed pursuant to clauses first through [thirteenth] of the priority of payments described below under “The Indenture—Priority of Payments” over (b) the Available Funds then on deposit in the collection account for distribution on that payment date.

Reserve Account

The [administrator][servicer] will cause the reserve account to be established in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty]. To the extent that Collections on the receivables, amounts on deposit in the reserve account [and amounts paid by the swap counterparty (if any) are insufficient,] the noteholders will have no recourse to the assets of the depositor, the administrator or the servicer as a source of payment.

The reserve account will initially be funded on the closing date by a deposit of proceeds from the sale of the [offered] notes in an amount not less than [●]% of the Pool Balance as of the [initial] cut-off date. The Specified Reserve Account Balance will be, on any payment date, an amount not less than [●]% of the Pool Balance as of the [initial] cut-off date. [The reserve account will also be funded on each funding date by a deposit of proceeds from the sale by the depositor of subsequent receivables on each funding date in an amount equal to [●]% of the aggregate principal balance of the subsequent receivables as of the related subsequent cut-off date.]

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “The Indenture—Priority of Payments”.

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through [thirteenth] under “The Indenture—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits to and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then such amounts in excess of the Specified Reserve Account Balance will constitute Available Funds and the [servicer][administrator] will instruct the indenture trustee to distribute the amount of the excess as specified under “The Indenture—Priority of Payments” below.

[Acquisition of Subsequent Receivables During Funding Period]

[On the closing date, $[●] (the “pre-funded amount”) of the proceeds from the sale of the notes will be deposited into the pre-funding account, which will be included in the issuing entity property. The pre-funded amount will not be greater than 25% of the proceeds of the offering of the notes. Subsequent receivables will be sold by SC to the depositor under an assignment executed pursuant to the purchase agreement and will be sold by the depositor to the issuing entity under an assignment executed pursuant to the sale agreement [and will be sold by the issuing entity to the grantor trust under an assignment executed pursuant to the receivables contribution agreement]. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a funding date will be equal to the Receivables Purchase Price with respect to such subsequent receivables. In order to acquire subsequent receivables on a funding date, certain conditions precedent set forth in the sale agreement must be satisfied, including that such subsequent receivables may not be acquired through the pre-funding account if the effect of such acquisition would be to (i) reduce the weighted average contract rate of all subsequent receivables to less than [●]%, (ii) [reduce the weighted average loan funded score of all subsequent receivables to less than [●],] (iii) increase the weighted average loan-to-value ratio of all subsequent receivables to more than [●]%, (iv) reduce the weighted average FICO® score at origination of all subsequent receivables to less than [●], (v) increase the weighted average remaining term to maturity of all subsequent receivables to greater than [●] months or (vi) increase the portion of all receivables due from obligors having a billing address in any given state to a level greater than 20% of the Pool Balance. Additionally, each subsequent receivable must satisfy, as of the applicable subsequent cut-off date, the eligibility criteria set forth in the [first] paragraph under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Representations and Warranties” in this prospectus. The underwriting criteria for subsequent receivables will be the same as those described for the initial receivables under “The Originator”. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [●]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

On the first payment date following the end of the funding period, and after the application of Available Funds in accordance with the priority of payments set forth in “The Indenture—Priority of Payments” below, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings, if any) and pay those remaining funds as principal to the noteholders after giving effect to any distributions of principal made on that payment date in sequential order of priority beginning with the Class A-1 notes until each such class is paid in full, if the aggregate of those amounts is $100,000 or less. If the remaining funds on deposit in the pre-funding account exceed $100,000, the funds will be paid as principal on a pro rata basis to all the noteholders based on the original Note Balance of each class of notes; provided, that if the pro rata portion of the remaining funds allocable to any class of notes would exceed the outstanding Note Balance of that class after giving effect to any distributions of principal made on that payment date, then the funds in excess of such outstanding Note Balance will be paid sequentially to the remaining classes of notes beginning with the Class A-1 notes until each such class is paid in full.

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the [servicer][administrator] in Eligible Investments and investment earnings thereon will be deposited into the Collection Account as Available Funds on each payment date.

In connection with each purchase of subsequent receivables, officers on behalf of [SC][the servicer], the depositor [,][and] the issuing entity [and the grantor trust] will certify that the requirements summarized above are met with regard to that funding. Neither the Hired Agencies nor any other person will provide independent verification of that certification.]

[The Revolving Period]

[The “revolving period” consists of the monthly periods from [ ] through [ ], and the related payment dates. During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to Selection of Additional Receivables during the Revolving Period” [and will transfer such additional receivables to the grantor trust]. The purchase price for each additional receivable will be its aggregate receivables principal balance. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the revolving period will be re-deposited into the accumulation account and applied on subsequent payment dates in the revolving period to purchase additional receivables. Securityholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.

The revolving period consists of the monthly periods beginning with the [ ] monthly period and ending with the [ ] monthly period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those monthly periods. The revolving period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “The Notes—Distributions” in this prospectus.

An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Specified Reserve Account Balance on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•

the amount on deposit in the accumulation account is greater than [ ] % of the initial aggregate receivables principal balance on [ ] consecutive payment dates following the application of funds on such date;

•	an event of default occurs; or

•	a servicer replacement event occurs.

The occurrence of an Early Amortization Event is not necessarily an event of default under the indenture.]

[The Amortization Period]

[The “amortization period” will begin on the earlier to occur of (a) the payment date occurring in [__] or (b) the payment date on or immediately following the occurrence of an Early Amortization Event. If an Early Amortization Event occurs on a payment date, the amortization period will begin on that payment date. If an Early Amortization Event occurs on any date that is not a payment date, the amortization period will begin on the following payment date. In either case, the amortization period will continue until the earlier of (i) the final scheduled payment date or (ii) the payment date on which the notes are paid in full.]

[Payments of Make-Whole Payments]

[A make-whole payment will be payable as the result of any Principal Payment Amount on a class of notes having been made on any payment date prior to the note redemption period as the result of (a) the occurrence of an Early Amortization Event resulting from the adjusted pool balance declining to less than [__]% of the initial aggregate principal amount of the notes or (b) the issuing entity’s exercise of its option to redeem the notes. The “note redemption period” is the period beginning on the payment date in [__] and ending on the date that the notes have been paid in full.

The “make-whole payment” payable in respect of any such Principal Payment Amount and the related class of notes will be an amount, calculated by the [servicer][administrator] as of the determination date immediately preceding the payment date on which such Principal Payment Amount will be made, equal to the excess, if any, of (a) the sum of the discounted present values (discounted monthly at the make-whole discount rate, and assuming each month has exactly 30 days and a year has 360 days) of (i) each future interest payment at the applicable interest rate for such class of notes that would have been paid on such Principal Payment Amount beginning with the payment date immediately following the payment date on which such Principal Payment Amount was made through and including the payment date in [__] (which is the first payment date during the note redemption period) and (ii) such Principal Payment Amount, assuming that such amount would have been paid on the payment date in [__], over (b) such Principal Payment Amount.

The “make-whole discount rate” means, for any date of determination, a per annum rate equal to the sum of [__]% plus the greater of (i) zero and (ii) the yield on such date on United States Treasury Securities having the closest maturity (month and year) to the payment date in [__]; provided that, should more than one United States Treasury Security be quoted as maturing on such date, then the yield of the United States Treasury Security quoted closest to par will be used for the purpose of such calculation.

“Principal Payment Amount” means, for any payment date and any class of notes, the amount, if any, distributed to the noteholders of such class to reduce the Note Balance of such class of notes on such payment date.

Any such make-whole payment will be payable from Available Funds as described under “The Indenture—Priority of Payments” in this prospectus, and any make-whole payment payable but not paid on a payment date will be payable on the next payment date. As a result of the priority of payments described under “The Indenture—Priority of Payments” in this prospectus, any make-whole payment will not be paid on the notes until the outstanding principal amount of the notes is paid in full. The failure to pay any make-whole payment on any payment date will not be an event of default until the final scheduled payment date or the redemption date. Interest will not accrue on the amount of any make-whole payments remaining unpaid on a payment date.]

[Payments of Step-up Amounts]

[To the extent that the notes remain outstanding on any payment date after the expected final payment date (before giving effect to principal payments to be made on such payment date), a “Step-up Amount” will become payable on such payment date, in an amount equal to, for each class of notes, the product of (i) the outstanding principal amount of such class of notes as of the immediately preceding payment date (after giving effect to principal payments made on such immediately preceding payment date), (ii) the applicable Step-up Rate for such class of notes, and (iii) [30 divided by 360]. [The “Step-up Rate” for each class of notes will be equal to [__].]

Any such Step-up Amount will be payable from Available Funds as described under “The Indenture—Priority of Payments” in this prospectus, and any Step-up Amount payable but not paid on a payment date will be payable on the next payment date. As a result of the priority of payments described under “The Indenture—Priority of Payments” in this prospectus, any Step-up Amounts will not be paid on the notes until the outstanding principal amount of the notes is paid in full. The failure to pay any Step-up Amount on any payment date will not be an event of default until the final scheduled payment date or the redemption date. Interest will not accrue on the amount of any Step-up Amounts remaining unpaid on a payment date.]

Overcollateralization

Overcollateralization is the amount by which the Pool Balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means there will be additional receivables generating Collections that will be available to cover losses on the receivables and shortfalls due to any low annual percentage rate receivables. The initial amount of overcollateralization on the closing date will be approximately [●]% of the Pool Balance as of the [initial] cut-off date.

This transaction is structured to make principal payments on the notes in an amount greater than the decrease in the Pool Balance until a targeted level of overcollateralization is reached. After that point, principal payments on the notes will be made in an amount sufficient to maintain the targeted level of overcollateralization. The level of overcollateralization, as of each payment date, is required to increase to, and thereafter be maintained at, the Targeted Overcollateralization Amount equal to [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [●] notes are paid in full,] [●]% of the Pool Balance as of the last day of the related Collection Period [and (ii) for each payment date after the payment date on which the Class [●] notes are paid in full, [●]% of the Pool Balance as of the last day of the related collection period] and (b)][●]% of the [sum of (x) the] Pool Balance as of the [initial cut-off date plus (y) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date].

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, [any net swap payment,] trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “The Indenture—Priority of Payments” in this prospectus.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Yield Supplement Overcollateralization Amount

As of the closing date, the yield supplement overcollateralization amount will equal [ ], which is approximately [ ]% of the initial Adjusted Pool Balance. Because the receivables include a substantial number of receivables with a low APR, the receivables could generate less collections of interest than the sum of the amount necessary to pay the servicing fee, the administration fee, interest on the notes, fees, expenses and indemnification amounts required to be paid to the indenture trustee, the owner trustee [and to the asset representations reviewer] and any required deposits into the reserve account if receivables with a low APR are not adequately offset by receivables with a high APR. The yield supplement overcollateralization amount will decline on each payment date. It is intended to compensate for the low APRs on some of the receivables and is in addition to the overcollateralization referred to in “Summary of Terms—Credit Enhancement—Overcollateralization”.

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Payment Date	Yield Supplement Overcollateralization Amount
Closing Date	$[●]

The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at a discount rate equal to the greater of the APR of that receivable and [●]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

Optional Redemption

If the servicer exercises its optional clean-up call to purchase (and/or to designate one or more other parties to purchase) the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date when the required conditions are satisfied, then the outstanding notes will be redeemed in whole, but not in part on such date. The servicer may exercise this option on any payment date when both of the following conditions are satisfied: (a) as of the last day of the related Collection Period, the Pool Balance has declined to [10][5]% or less of [the sum of (i)] the Pool Balance as of the [initial] cut-off date [and (ii) each Subsequent Pool Balance, if any] and (b) the sum of the purchase price (as described below) and the Available Funds for such payment date would be sufficient to pay the sum of (i) the servicing fee for such payment date and all unpaid servicing fees for prior periods, (ii) the administration fee for such payment date and all unpaid administration fees for prior periods, (iii) all fees, expenses and indemnities owed to the indenture trustee[,][ and] the owner trustee [and the grantor trust trustee] and not previously paid, (iv) interest then due on the outstanding notes and (v) the aggregate unpaid Note Balance of all of the outstanding notes [and any accrued and unpaid make-whole payments and step-up amounts]. If the servicer (or its designee) purchases the receivables and other issuing entity property (other than the reserve account) on any payment date, the purchase price will equal [the greater of (a) the unpaid principal amount of all of the outstanding notes, plus accrued and unpaid interest on the outstanding notes at the applicable interest rate up to but excluding that payment date (after giving effect to all distributions to be made on that payment date) [plus all amounts owing to the swap counterparty as of that payment date] and (b) the pool balance as of the last day of the collection period immediately preceding such payment date]. Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining Available Funds after the payments under clauses first through [thirteenth] set forth in “The Indenture—Priority of Payments” in this prospectus would be sufficient to pay in full the aggregate unpaid Note Balance of all of the outstanding notes as determined by the servicer. On such payment date, (a) the indenture trustee, upon written direction from the servicer, will transfer all amounts on deposit in the reserve account to the collection account and (b) the outstanding notes will be redeemed in whole, but not in part.

It is expected that at the time this [“clean-up call”] option becomes available to the servicer, only the [Class D notes] [and the Class E notes] will be outstanding.

Notice of redemption under the indenture will be given by the indenture trustee at the written direction and expense of the [servicer][administrator] not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Fees and Expenses

The fees and expenses (including indemnification amounts) paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described below under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration”.

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee as described below under “—Servicing Compensation and Expenses”
Administrator	The administration fee as described above under “—Administration Agreement”
Indenture Trustee	$[●] per annum plus expenses**
Owner Trustee	$[●] per annum plus expenses**
Grantor Trust Trustee	$[●] per annum plus expenses**
Asset Representations Reviewer	$[●] per annum [plus expenses] and, in connection with an Asset Review, $[●] per receivable reviewed as described above under “—Asset Representations Review —Fees and Expenses for Asset Review”***

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**

The issuing entity has the primary obligation to pay the fees, expenses and indemnities of the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee. To the extent that such amounts are not otherwise satisfied by the issuing entity, such amounts will be paid by the sponsor.

***	[The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

Indemnification of the Indenture Trustee[,][ and] the Owner Trustee[ and the Grantor Trust Trustee]

Under the indenture, the indenture trustee will be indemnified for any fees, costs, loss, liability, expense, tax, penalty or claim (including reasonable attorneys’ fees and expenses and court costs and any losses incurred in connection with a successful defense, in whole or in part, of any claim that the indenture trustee breached its standard of care and legal fees and expenses and court costs incurred in actions against the indemnifying party) incurred by it in connection with the administration of the trust or trusts under the indenture or under any other transaction document or performance of any of its powers or duties under the indenture or the enforcement of its rights (including indemnification rights) under the transaction documents. Such amounts will be payable by the issuing entity from Available Funds available therefor as described below under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration,” and, to the extent not satisfied by the issuing entity, by SC. However, none of the administrator, the issuing entity, the depositor, the servicer or SC will be liable for or required to indemnify the indenture trustee from and against any of the foregoing expenses arising or resulting from (i) the indenture trustee’s own willful misconduct, bad faith or negligence, (ii) the inaccuracy of certain of the indenture trustee’s representations and warranties or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee.

Under [the][each respective] trust agreement, the owner trustee [and the grantor trust trustee] and [its][their respective] successors, assigns, directors, officers, employees and agents will be indemnified from and against any and all loss, liability, expense, tax, penalty, damage, judgment, cost, action, suit or claim (including reasonable attorneys’ fees and expenses, court costs and other legal expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee[, the grantor trust trustee] and [its][their respective] successors, assigns, directors, officers, employees and agents in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the administration of the issuing entity property or the action or inaction of the owner trustee under the trust agreement [or the grantor trust trustee under the grantor trust agreement] or the enforcement of [its][their respective] rights (including indemnification rights) under the transaction documents. Such amounts will be payable by the issuing entity from Available Funds available therefor as described below under “The Indenture—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration,” and, to the extent not satisfied by the issuing entity, by SC. However, [neither] the owner trustee [nor the grantor trust trustee] will [not] be indemnified from and against any of the foregoing expenses or indemnities determined by a court of competent jurisdiction or as otherwise agreed by the parties to be arising or resulting from (i) [the owner trustee’s][such trustee’s] own willful misconduct, bad faith or gross negligence, (ii) the inaccuracy of certain of [the owner trustee’s][such trustee’s] representations and warranties, (iii) liabilities arising from the failure of [the owner trustee][such trustee] to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by [the owner trustee][such trustee].

Collection and Other Servicing Procedures

[SC][SBNA] will be the servicer. So long as [SC][SBNA] is the servicer, it will also act as custodian of the receivables, and as the issuing entity’s[, the grantor trust’s] and the indenture trustee’s agent will maintain possession or control, as applicable, of the receivable files. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivables files in electronic form (including the contracts giving rise to the receivables) and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The servicer will maintain control of all electronic chattel paper evidencing a receivable. The servicer, among other things, will manage, service, administer and make collections on the receivables in accordance with its customary servicing practices in effect from time to time, using the same degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others, consistent with the servicing agreement. The servicer is permitted to delegate some or all of its duties to another entity, including its affiliates and subsidiaries, although the servicer will remain liable for the performance of any duties that it delegates to another entity. See “The Transfer Agreements, the Servicing Agreement and the Administration Agreement” in this prospectus.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each Collection Period. The “servicing fee” for any payment date will be an amount equal to the product of (1) one-twelfth [or, in the case of the first payment date, [one-sixth][[__]/360)]], (2) [ ]% and (3) the Pool Balance as of the first day of the related Collection Period (or as of the [initial] cut-off date, in the case of the first payment date). [As additional compensation, the servicer will be entitled to retain all Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account and the reserve account, if any.] The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the Collection Period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account. The servicer will pay all expenses (other than Liquidation Expenses) incurred by it in connection with its servicing activities (including any fees and expenses of sub-servicers to whom it has delegated servicing responsibilities) and will not be entitled to reimbursement of those expenses. The servicer will be entitled to retain an amount equal to any Liquidation Expenses incurred during a Collection Period from Liquidation Proceeds received during such Collection Period. The servicer will have no responsibility, however, to pay any losses with respect to the receivables or any losses in connection with the investment of funds on deposit in the collection account and the reserve account.

Collection, Extensions and Modifications of Receivables

The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with customary servicing practices.

[Pursuant to the servicing agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any receivable in accordance with its customary servicing practices. Notwithstanding the foregoing, if the servicer (1) extends the date for final payment by the obligor of any receivable beyond the last day of the Collection Period immediately prior to the final scheduled payment date for the latest maturing class of notes or (2) reduces the contract rate or principal balance of any receivable other than (a) as required by applicable law or court order, (b) in connection with a modification, adjustment or settlement in the event the receivable becomes a Severely Distressed Receivable, (c) in connection with a Cram Down Loss relating to such receivable, (d) in connection with the application by the servicer of payments received from a dealer and applied to reduce the principal balance of such receivable, (e) at the direction of a regulatory authority or in accordance with regulatory guidance or (f) if the related obligor is a “servicemember” in “military service” or is the spouse or a “dependent” of a “servicemember” (as such terms are defined in the Relief Act), it will either correct such action or promptly purchase such receivable. The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable.]

[Pursuant to the servicing agreement, the servicer may, in accordance with its customary servicing practices, grant Permitted Modifications (as described below), but not any other extension, rebate, deferral, amendment, modification or adjustment, with respect to any receivable; nor may the servicer (1) extend the date for final payment by the obligor of any receivable beyond the last day of the Collection Period immediately prior to the final scheduled payment date of any notes issued under the indenture or (2) reduce the contract rate or principal balance of any receivable other than (a) as required by applicable law or court order, (b) in connection with a modification, adjustment or settlement in the event the receivable becomes a Severely Distressed Receivable, (c) in connection with a Cram-Down Loss relating to such receivable, (d) in connection with the application by the servicer of payments received from a dealer and applied to reduce the principal balance of such receivable, (e) at the direction of a regulatory authority or in accordance with regulatory guidance or (f) if the related obligor is a servicemember in military service or is the spouse or a dependent of a servicemember.]

[“Permitted Modification” means an extension, deferral, alteration, amendment, modification, temporary reduction in payment or adjustment to the terms of, or with respect to, any Receivable (any of the foregoing, a “Receivable Modification”) with respect to which at least one of the following conditions has been satisfied: (i) such Receivable Modification, individually and collectively with any other Receivable Modifications proposed to be made with respect to the receivable, is ministerial in nature (including, without limitation, any change to the due date for monthly payments that is not classified by the Servicer as an extension); (ii) such Receivable Modification (A) is required by law, or (B) (i) is in accordance with customary servicing practices and (ii) is intended by the servicer to comply with or respond to a law, government regulation or government enforcement activity pertaining to the receivables or classes of loans similar to the receivables; (iii)in the case of any extension or deferral, (A) the obligor’s address is within a geographic area determined by the President of the United States or the Governor of the applicable state to warrant individual, or individual and public, assistance from the federal government under the Robert T. Stafford Disaster Relief and Emergency Assistance Act or similar state law, as the case may be, or (B) the obligor is a United States federal or state government employee that is furloughed on account of a shutdown of such government occurring as a result of a lapse in annual appropriations; (iv)the servicer, in response to a request made by an obligor, provides for extensions or deferrals of payment with respect to a receivable to the extent that the following conditions all apply: (A) such extensions or deferrals may not extend the final payment more than five (5) months past the original final payment date; (B) such extensions or deferrals shall not exceed five (5) months in the aggregate during the life of such receivable; and (C) such extension or deferral does not cause the number of extensions or months by which the payment due date relating to such loan to be extended in the aggregate more than one (1) month within a continuous 12-month period; (v) any Receivable Modification where (A) the obligor is in payment default, the receivable is a Severely Distressed Receivable or in the judgment of the servicer, in accordance with the customary servicing practices, it is reasonably foreseeable that the obligor will default (it being understood that the servicer may proactively contact any obligor whom the servicer believes may be at higher risk of a payment default under the related receivable, and it being further understood that if the obligor has notified the servicer that the obligor has been materially and adversely impacted by a natural disaster or public terror attack, then the servicer may reasonably conclude that it is reasonably foreseeable that such obligor will default) and (B) the servicer believes that such amendment, modification, alteration or adjustment is appropriate or necessary to preserve the value of the Receivable and to prevent the Receivable from going into default (or, where the Receivable is already in default, to prevent the Receivable from becoming further impaired); or (vi) any Receivable Modification (A) made in accordance with the customary servicing practices and (B) an opinion has been delivered to the issuing entity and the administrator to the effect that such extension, deferral, amendment, modification, alteration, temporary reduction in payment or adjustment will not cause the grantor trust to be treated as other than a grantor trust for United States federal income tax purposes.]

Subject to the [restrictions][purchase obligations] described above, the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the related receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer may refinance any receivable by accepting a new promissory note from the related obligor and depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity [or the grantor trust]. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle.

[Upon discovery of a breach of certain other servicing covenants set forth in the servicing agreement which materially and adversely affects the interests of the issuing entity[, the grantor trust] or the noteholders in the related receivable, the party discovering that breach will give prompt written notice of that breach to the other parties to the servicing agreement; provided, that (i) delivery of the monthly report which identifies that receivables are being or have been repurchased will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach and (ii) the servicer or the indenture trustee will be deemed to have knowledge of such breach only if a responsible officer of the servicer or the indenture trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the servicing agreement. [If the breach materially and adversely affects the interests of the issuing entity[, the grantor trust] or the noteholders in the related receivable, then the servicer will either (a) correct or cure that breach, if applicable, or (b) [purchase that receivable from the [issuing entity][grantor trust]][indemnify the [issuing entity][grantor trust]], in either case on or before the payment date following the end of the Collection Period which includes the 60th day (or, if the servicer elects, an earlier date) after the date the servicer became aware or was notified of that breach. Such breach will be deemed not to materially and adversely affect such receivable if it has not affected the ability of the [issuing entity][grantor trust] to receive and retain timely payment in full on such receivable.] [Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that purchase, the servicer will pay (or will cause to be paid) the purchase price by depositing the purchase price into the collection account on the date of purchase (or, if the servicer elects, an earlier date). The purchase obligation will constitute the sole remedy available to the issuing entity[, the grantor trust] and the indenture trustee for a breach by the servicer of certain of its servicing covenants under the servicing agreement.]]

Unless required by law or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, the servicer will not release the financed vehicle securing each receivable from the security interest granted by such receivable in whole or in part except (a) in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices, (b) in connection with repossession or (c)  as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Realization Upon Defaulted Receivables

On behalf of the issuing entity[ and the grantor trust], the servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of and liquidate the financed vehicle securing any receivable as to which the servicer has determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the aggregate liquidation proceeds or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance or that repossessing such financed vehicle would otherwise not be consistent with its customary servicing practices. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle. The servicer, in its sole discretion, may in accordance with its customary servicing practices sell any receivable’s Deficiency Balance. To facilitate any such sale the servicer may, in accordance with its customary servicing practices, purchase from the [issuing entity][grantor trust] such Deficiency Balance for a purchase price equal to the proceeds received by the servicer in an arm’s-length transaction for the sale of such Deficiency Balance. Net proceeds of any such sale allocable to the receivable will constitute liquidation proceeds, and the sole right of the issuing entity[, and the grantor trust] and the indenture trustee with respect to any such sold receivables will be to receive such liquidation proceeds. Upon such sale, the servicer will mark its computer records indicating that any such sold receivable no longer belongs to the [issuing entity][grantor trust].

The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity [and the grantor trust] to evidence the sale of the financed vehicle at a public or private sale or the sale of the receivable to the servicer to facilitate a Deficiency Balance sale pursuant to the servicing agreement, in each case, free from any lien or other interest of the issuing entity[, the grantor trust] or the indenture trustee. In addition, the servicer may, in some circumstances, in accordance with its customary servicing practices, waive any receivable’s Deficiency Balance.

Servicer Replacement Events

The occurrence and continuance of any one or more of the following events constitute “servicer replacement events” under the servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for five Business Days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least 25% of the Note Balance, voting together as a single class;

•

any failure by the servicer to duly observe or perform in any respect any other of its covenants or agreements made in the servicing agreement [(other than a breach of the covenant set forth under “—Back-up Servicing” below)], which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for 90 days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate Note Balance of all outstanding notes; provided, however, that no servicer replacement event will result from the breach by the servicer of any covenant for which the sole remedy for such breach is the purchase of the affected receivable under the servicing agreement; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, if a delay in or failure of performance referred to under the first two bullet points above was caused by force majeure or other similar occurrence, then the grace periods described in those bullet points will be extended by an additional 60 calendar days.

In addition, neither SC nor the servicer will be liable for any failure or delay in the performance of its obligations or the taking of any action under the servicing agreement or under any other transaction document (and such failure or delay will not constitute a breach of any transaction document or a servicer replacement event, as applicable) if such failure or delay arises from compliance by SC or the servicer, as applicable, with any law or court order, the direction of a regulatory authority or regulatory guidance.

The servicer will give the issuing entity, [the grantor trust,] SC and the indenture trustee notice of any servicer replacement event under the servicing agreement.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) will not create any presumption that any event under the first two bullet points above has occurred.

Resignation, Removal or Replacement of the Servicer

If a servicer replacement event has occurred and is continuing, the indenture trustee, acting at the direction of noteholders representing at least a majority of the Note Balance of the Controlling Class, will terminate all of the rights and obligations of the servicer with respect to the receivables. The indenture trustee will effect that termination by delivering notice to the servicer, the owner trustee, [the grantor trust trustee,] the issuing entity, [the grantor trust,] the administrator and to the noteholders. Any successor servicer must be an established institution whose regular business includes the servicing of [comparable] motor vehicle receivables.

The servicer may not resign from its servicing obligations and duties unless it determines that the performance of its duties as servicer is no longer permissible under applicable law. No such resignation will become effective until a successor servicer has assumed the servicer’s obligations. The servicer may not assign the servicing agreement or any of its rights, powers, duties or obligations thereunder except under limited circumstances in connection with a consolidation, merger, conveyance, sale, conversion, transfer of substantially all of its assets or similar occurrence.

The servicer (including any successor servicer) may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties (including, without limitation, its duties as custodian) to sub-contractors who are in the business of performing such duties. However, no delegation to affiliates or sub-contractors will relieve the servicer of its responsibility with respect to its duties and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables after resigning or being removed, the indenture trustee will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer. Any expenses incurred by the indenture trustee in connection with the appointment of and transition to any successor servicer will be indemnified as described above under “—Indemnification of the Indenture Trustee[,][ and] the Owner Trustee[ and the Grantor Trust Trustee].”

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including its obligation to indemnify against certain events arising before its replacement). In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the issuing entity or the noteholders from effecting a transfer of servicing to a successor servicer.

Waiver of Past Servicer Replacement Events

Noteholders holding not less than a majority of the Note Balance of the Controlling Class may waive any servicer replacement event.

[Back-up Servicing]

[Insert disclosure regarding back-up servicing arrangement, if applicable, including any information required by paragraph (d) of Item 1108.]

Evidence as to Compliance

The servicing agreement provides that a registered public accounting firm (who may also render other services to the servicer or its affiliates) will annually furnish to the issuing entity [and the grantor trust], with a copy to the indenture trustee, an attestation report.

The servicing agreement will also provide for delivery on or before March 30 of each calendar year, beginning [____][●], 20[●], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 CFR 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity, [the grantor trust,] SC and the indenture trustee notice of any servicer replacement event under the servicing agreement.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

Material Covenants

The indenture provides that the issuing entity will not[, and will not permit the grantor trust to], among other things:

•

except as expressly permitted by the indenture, the servicing agreement, the trust agreement, [the grantor trust agreement,] the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity[ or the grantor trust] or engage in any other activities other than financing, acquiring, owning, pledging and managing the receivables[, the grantor trust certificate] and other collateral;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	except as contemplated by the transaction documents, dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•

permit the validity or effectiveness of the indenture to be impaired or permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under that indenture except as may be expressly permitted thereby;

•

permit any lien (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof;

•	permit the lien of the indenture to not constitute a valid first priority security interest (except with respect to certain permitted encumbrances) in the collateral; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

Noteholder Communication; List of Noteholders

Investors may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The depositor will disclose in each Form 10-D information regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, which states that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. SC and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

With respect to the notes of the issuing entity, three or more holders of the notes or one or more holders of such notes evidencing not less than 25% of the aggregate outstanding Note Balance of the notes, voting as a single class, may, by written request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all current noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under the notes.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Documents Posted by Indenture Trustee for Noteholders

The indenture trustee, at the expense of the issuing entity, will make available to each noteholder, not later than the latest date permitted by law, such information as may be required by the Code to enable such holder to prepare its United States federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all amounts owed under the indenture.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent or is otherwise incapable of acting. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, noteholders representing a majority of the outstanding Note Balance of the Controlling Class may remove the indenture trustee without cause by giving 30 days’ prior written notice to the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee for the issuing entity and payment of all fees, indemnities and expenses owed to the outgoing indenture trustee.

Events of Default

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, and such default continues for a period of five Business Days or more;

•	a default in the payment of principal of any note on the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any respect any of its covenants or agreements made in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed), which failure materially and adversely affects the rights of the noteholders, and which continues unremedied for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy that failure; provided that that failure is capable of remedy within 90 days) after written notice thereof has been given to the issuing entity from the indenture trustee or from noteholders evidencing at least 25% of the Note Balance of the outstanding notes, voting together as a single class;

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any respect when made, which failure materially and adversely affects the rights of the noteholders, and which failure continues unremedied for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy that failure; provided that that failure is capable of remedy within 90 days) after written notice thereof has been given to the issuing entity from the indenture trustee or from noteholders evidencing at least 25% of the Note Balance of the outstanding notes, voting together as a single class; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, if a delay in or failure of performance referred to under the first four bullet points above was caused by force majeure or other similar occurrence, then the grace periods described in those bullet points will be extended by an additional 60 calendar days.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes. See “Risk Factors— The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes—The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date” in this prospectus.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee may, or if directed by the noteholders representing not less than a majority of the Note Balance of the Controlling Class, will declare all the notes to be immediately due and payable. Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated and all accrued and unpaid interest on and all unpaid principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default has occurred and is continuing, the indenture trustee may institute proceedings to collect amounts due or foreclose on issuing entity property, exercise remedies as a secured party or, if the notes have been accelerated, sell the receivables. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables or may elect to have the issuing entity maintain possession of the receivables and apply Collections as received. However, the indenture trustee is prohibited from selling the receivables following an event of default and acceleration of the notes unless:

•	the holders of all outstanding notes [of the Controlling Class of notes] [and the swap counterparty] consent to such sale;

•

the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on all outstanding notes [and all amounts owed to the swap counterparty under the interest rate swap agreement]; or

•

the event of default either (a) relates to the failure to pay interest or principal when due and payable (a “payment default”) and the indenture trustee determines that the Collections on the receivables will not be sufficient on an ongoing basis to make all payments on the notes as such payments would have become due if the notes had not been declared due and payable or (b) relates to certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity and, in each case, the indenture trustee obtains the consent of the holders of at least 66 2⁄3% of the Note Balance of the Controlling Class] [and the swap counterparty].

Notwithstanding anything under this heading to the contrary, if the event of default does not relate to a payment default or certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity, the indenture trustee may not sell the receivables unless the holders of all outstanding notes consent to such sale or the proceeds of such sale are sufficient to pay in full the principal of and accrued interest on the outstanding notes [and all amounts owed to the swap counterparty under the interest rate swap agreement].

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such request. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of not less than a majority of the Note Balance [of the Controlling Class] will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee, and the holders of not less than a majority of the Note Balance [of the Controlling Class] may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the noteholders of all of the outstanding notes or a default arising from certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity.

Priority of Payments

Priority of Payments During the Revolving Period

[During the revolving period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make the following deposits and distributions (in accordance with the [servicer’s][administrator’s] instructions), to the extent of Available Funds then on deposit in the collection account with respect to the Collection Period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, pro rata, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods and to the administrator, the administration fee and all unpaid administration fees with respect to prior periods;

second, to the indenture trustee[,][and] the owner trustee [and the grantor trust trustee], any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor or the servicer; provided, however, that such fees, expenses and indemnification amounts payable (A) to the indenture trustee pursuant to this clause second may not exceed $[●] per annum in the aggregate, (B) to the owner trustee [and the grantor trust trustee] pursuant to this clause second may not exceed $[●] per annum in the aggregate, and (C) to the asset representations reviewer pursuant to this clause second may not exceed $[●] per annum in the aggregate;

[third, to the swap counterparty, the Net Swap Payment, if any, for such payment date;]

[fourth,] pro rata [based on amounts due, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)] to the [Class A] noteholders, pro rata, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the Note Balance of each such class as of the closing date, with respect to the first payment date, or as of the immediately preceding payment date, after giving effect to all payments of principal to noteholders of the [Class A] notes on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on prior payment dates over the amounts in respect of interest actually paid to the [Class A] noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of [Class A] notes (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amount available will be applied to the payment of interest on the Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

[fifth], to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the closing date, with respect to the first payment date, or as of the immediately preceding payment date, after giving effect to all payments of principal to the Class B noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);

[sixth], to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the closing date, with respect to the first payment date, or as of the immediately preceding payment date, after giving effect to all payments of principal to the Class C noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);

[seventh], to the noteholders of the Class D notes, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the closing date, with respect to the first payment date, or as of the immediately preceding payment date, after giving effect to all payments of principal to the Class D noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate (to the extent permitted by law);

[eighth, to the noteholders of the Class E notes, the accrued Class E note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class E notes at the Class E interest rate on the Class E Note Balance as of the closing date, with respect to the first payment date, or as of the immediately preceding payment date, after giving effect to all payments of principal to the Class E noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class E noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class E noteholders on those prior payment dates, plus interest on any such shortfall at the Class E interest rate (to the extent permitted by law);]

[ninth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes exceeds the aggregate receivables principal balance,

[tenth], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

[eleventh] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes plus the Targeted Overcollateralization Amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

[twelfth], to the swap counterparty, any Subordinate Swap Termination Payment]; and

[thirteenth], any remaining funds will be distributed to the certificate distribution account for distribution to the certificateholders.

Amortization Period]

[During the amortization period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make the following deposits and distributions (in accordance with the [servicer’s][administrator’s] instructions), to the extent of Available Funds then on deposit in the collection account with respect to the Collection Period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, pro rata, to the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee], any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor or the servicer; provided, however, that fees, expenses and indemnification amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer pursuant to this clause first will be limited to $[●] per annum in the aggregate (prior to the occurrence of an event of default of the type described in the first, second or fifth bullet point under “The Indenture—Events of Default” below);

second, pro rata, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods and to the administrator, the administration fee and all unpaid administration fees with respect to prior periods;

third, to the swap counterparty, the Net Swap Payment, if any, for such payment date;]

fourth, pro rata [based on amounts due, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)] to the [Class A] noteholders, pro rata, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the [Class A] noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on prior payment dates over the amounts in respect of interest actually paid to the [Class A] noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of [Class A] notes (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amount available will be applied to the payment of interest on the Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

fifth, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the First Allocation of Principal;

sixth, to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);

seventh, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Second Allocation of Principal;

eighth, to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);

ninth, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Third Allocation of Principal;

tenth, to the noteholders of the Class D notes, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate (to the extent permitted by law);

eleventh, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Fourth Allocation of Principal;

[twelfth, to the noteholders of the Class E notes, the accrued Class E note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class E notes at the Class E interest rate on the Class E Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class E noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class E noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class E noteholders on those prior payment dates, plus interest on any such shortfall at the Class E interest rate (to the extent permitted by law);]

[thirteenth, to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Fifth Allocation of Principal;]

[fourteenth], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

[fifteenth], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Regular Allocation of Principal;

[sixteenth], to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;]

[seventeenth], pro rata, to the indenture trustee, the owner trustee[, the grantor trust trustee] and the asset representations reviewer, any accrued and unpaid fees, expenses and indemnification amounts not paid pursuant to clause first due solely to the per annum limitation set forth therein; and

[eighteenth], to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining.

Upon and after any distribution to the certificateholders of any amounts, the noteholders will not have any rights in, or claims to, those amounts.

If the sum of the amounts required to be distributed pursuant to clauses first through [thirteenth] above exceeds the sum of Available Funds for that payment date, the indenture trustee will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the priority of payments above an amount equal to the lesser of the funds on deposit in the reserve account and the amount of such shortfall.

Priority of Payments Will Change Upon Events of Default that Result in Acceleration

Following the occurrence of an event of default under the indenture which has resulted in an acceleration of the notes, the priority of payments changes. In that instance, payments on the notes will be made from all funds available to the issuing entity (including amounts on deposit in the reserve account) in the following order of priority:

first, pro rata, to the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee,] any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts, in each case, to the extent not previously paid by the sponsor or the servicer;

second, pro rata, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods and to the administrator, the administration fee and all unpaid administration fees with respect to prior periods;

[third, to the swap counterparty, any due and unpaid Net Swap Payments];

fourth, [pro rata, (A) to the swap counterparty for any due and unpaid Senior Swap Termination Payments and (B)] to the noteholders of the Class A notes, the accrued Class A note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class A-1 notes, the Class A-2[-A] notes[, the Class A-2-B notes] [and] the Class A-3 notes [and the Class A-4 notes] at the respective interest rates for such Class on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the holders of the notes of such class on or prior to the preceding payment date and (ii) the excess, if any, of the amount of interest due and payable to the Class A noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class A noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates on such Class A notes for the related interest period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of that interest on each class of Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

fifth, (a), if the acceleration of the notes results from an event of default that arises from (i) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (ii) a default in the payment of the principal of any note on the related final scheduled payment date or the redemption date or (iii) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[-A] noteholders[, the Class A-2-B noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata based on the Note Balance of each such class, until each such class of notes has been paid in full;

•

to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law);

•	to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;

•

to the Class C noteholders, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate for the related interest period (to the extent permitted by law);

•	to the Class C noteholders, in respect of principal thereon, until the Class C notes have been paid in full;

•

to the Class D noteholders, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate for the related interest period (to the extent permitted by law); [and]

•	to the Class D noteholders, in respect of principal thereon, until the Class D notes have been paid in full;

•

[to the Class E noteholders, the accrued Class E note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class E notes at the Class E interest rate on the Class E Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class E noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class E noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class E noteholders on those prior payment dates, plus interest on any such shortfall at the Class E interest rate for the related interest period (to the extent permitted by law); and]

•	[to the Class E noteholders, in respect of principal thereon, until the Class E notes have been paid in full;]

sixth (b), if the acceleration of the notes results from an event of default that arises from any event other than those events described above in clause fifth (a), in the following order of priority:

•

to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law);

•

to the Class C noteholders, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate for the related interest period (to the extent permitted by law);

•

to the Class D noteholders, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate for the related interest period (to the extent permitted by law);

•

[to the Class E noteholders, the accrued Class E note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class E notes at the Class E interest rate on the Class E Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class E noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class E noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class E noteholders on those prior payment dates, plus interest on any such shortfall at the Class E interest rate for the related interest period (to the extent permitted by law);]

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[-A] noteholders [and the Class A-2-B noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata, based on the Note Balance of each such class until each such class has been paid in full;

•	to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;

•	to the Class C noteholders, in respect of principal thereon, until the Class C notes have been paid in full;

•	to the Class D noteholders, in respect of principal thereon, until the Class D notes have been paid in full;

•	[to the Class E noteholders, in respect of principal thereon, until the Class E notes have been paid in full;]

[seventh, to the swap counterparty for any due and unpaid Subordinated Swap Termination Payments;] and eighth, to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to or at the direction of the certificateholders, any funds remaining.

Amendment Provisions

The indenture may be modified as follows:

The issuing entity[, the grantor trust,] and, when authorized by an issuing entity order, the indenture trustee may, with prior notice from the issuing entity to each Hired Agency, enter into supplemental indentures, without obtaining the consent of the noteholders, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of those noteholders; provided that (1) the Rating Agency Condition is satisfied with respect to such amendment and the issuing entity so notifies the indenture trustee in writing or (2) such action will not, as evidenced by an opinion of counsel delivered to the indenture trustee, materially and adversely affect the interest of any noteholder. The issuing entity[, the grantor trust,] and the indenture trustee (when authorized by an issuing entity order) may also enter into supplemental indentures without obtaining the consent of the noteholders for the purpose of conforming the terms of the indenture to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

The issuing entity[, the grantor trust,] and the indenture trustee, when authorized by an issuing entity order, may also with prior notice from the issuing entity to the Hired Agencies and with the consent of the noteholders of not less than a majority of the Note Balance of the outstanding notes, voting together as a single class, execute a supplemental indenture for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require prior notice by the issuing entity to the Hired Agencies and the consent of the holders of 100% of the aggregate outstanding principal amount of each outstanding note affected thereby:

•

changes the coin or currency in which, any note or any interest thereon is payable, reduces the interest rate thereon or principal amount thereof, delays the final scheduled payment date of any note or reduces the redemption price of any note;

•	impairs the right of the noteholders to institute suit for the enforcement of principal and interest payment on the notes that such noteholders own;

•

reduces the percentage of the Note Balance, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•

modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, the depositor, the servicer, the sponsor or the administrator or an affiliate of any of them;

•

reduces the percentage of the Note Balance, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the issuing entity property if the proceeds of the sale would be insufficient to pay the outstanding principal amount of and accrued but unpaid interest on the outstanding notes;

•	modifies any indenture amendment provision requiring noteholder consent in any respect materially adverse to the interest of the noteholders; or

•

permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminates the lien of the indenture on any property at any time or deprives the holder of any note of the security afforded by the lien of the indenture.

No amendment or supplemental indenture will be effective which affects the rights, protections or duties of the indenture trustee or the owner trustee[ or the grantor trust trustee], as applicable, without the prior written consent of the indenture trustee or the owner trustee[ or the grantor trust trustee], respectively. In addition, no amendment or supplemental indenture will be effective unless (a) the Majority Certificateholders or, if 100% of the aggregate Percentage Interests is then beneficially owned by SC and/or its affiliates, such person (or persons) consent to such supplemental indenture or amendment or (b) such supplemental indenture or amendment will not, as evidenced by an officer’s certificate or opinion of counsel delivered to the indenture trustee[,][ and] the owner trustee[ and the grantor trust trustee], materially and adversely affect the interests of the certificateholders; provided, however, that the items in the foregoing clause (a) and clause (b) will not be required for any amendment or supplemental indenture for the purpose of conforming the terms of the indenture to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates. [No supplemental indenture or amendment may be made or entered into without the consent of all of the noteholders and all of the certificateholders, unless the issuing entity delivers an opinion of counsel to the indenture trustee, the owner trustee and the grantor trust trustee to the effect that such supplemental indenture or amendment will not adversely affect the grantor trust’s status as a grantor trust for United States federal income tax purposes or cause the issuing entity or the grantor trust to be treated as an association (or publicly traded partnership) taxable as a corporation or as engaged in the conduct of a trade or business within the United States for United States federal income tax purposes.]. [No amendment or supplemental indenture will be effective which materially and adversely affects the rights of the swap counterparty under the interest rate swap agreement without the consent of the swap counterparty.]

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by SC to the depositor, and by the depositor to the issuing entity, [by the issuing entity to the grantor trust,] and the pledge thereof to the indenture trustee, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title act as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity[, the grantor trust] and the indenture trustee in the receivables.

Under the servicing agreement, the servicer has been appointed by the issuing entity[, grantor trust] and the indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will be designated to maintain (a) possession as the [issuing entity’s][grantor trust’s] agent of tangible records constituting or forming a part of related retail installment contracts [and/or installment loans] and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the [issuing entity’s][grantor trust’s] agent over the electronic records constituting or forming a part of retail installment contracts [and/or installment loans] and any other electronic records relating to the receivables. To the extent any of the receivables arise under or are evidenced by contracts in electronic form (such electronic contracts, together with the original contracts in tangible form, “chattel paper”), the servicer or subservicer, as the custodian, will have printed copies of the electronic contracts and the capability of accessing the electronic information. While neither the original contracts (whether in electronic or tangible form) nor the printed copies of electronic contracts giving rise to the receivables will be marked to indicate the ownership interest thereof by the [issuing entity][grantor trust], and neither the custodian nor the indenture trustee will have “control” of the authoritative copy of those contracts that are in electronic form, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by SC to the depositor [,][and] by the depositor to the issuing entity[ and by the issuing entity to the grantor trust], and the pledge thereof to an indenture trustee will be filed to perfect that interest and give notice of the [issuing entity’s][grantor trust’s] ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (including a pledgee) the receivables in the ordinary course of its business and took possession of the original contracts in tangible form, or “control” of the authoritative copy of the contracts in electronic form giving rise to the receivables, the purchaser would acquire an interest in the receivables superior to the interests of the issuing entity[, the grantor trust] and the indenture trustee if the purchaser acquired the receivables for value and without knowledge that the purchase violates the rights of the issuing entity[, the grantor trust] or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation, the [issuing entity][grantor trust] and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•

any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment. Because none of SC, any other originator, the depositor[,][ or] the issuing entity [or the grantor trust] is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity[, the grantor trust] and the indenture trustee will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

SC [and any other originator] typically takes physical possession of the signed original [retail installment sale contracts] to assure that it has priority in its rights in the receivables against the dealers and their respective creditors. Under the Uniform Commercial Code, a purchaser of chattel paper who takes physical possession (or, in the case of electronic chattel paper, takes control) of the chattel paper has priority over the dealer and its creditors in the event of the dealer’s bankruptcy. The contracts related to the receivables are originated in either tangible or electronic form and, if tangible, may have been electronically executed or otherwise electronically created and converted to tangible form. In the case of receivables evidenced by electronic contracts, [SC][and any other originator], has contracted with third parties to facilitate the process of creating and storing those electronic contracts. Each third party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile financing industry. Through use of the third party’s system, [SC][an originator] may originate installment loans or a dealer may originate electronic retail installment sale contracts and then transfer these electronic contracts to [SC][such originator]. The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify [SC][the originator] as the owner of record of the authoritative copy and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record. If a retail installment sale contract [and/or installment loan] is amended and SC [or any other originator] does not or is unable to take physical possession (or, in the case of electronic chattel paper, control) of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the [issuing entity’s][grantor trust’s] rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sale contracts [and/or installment loans] such as the receivables evidence the purchase or refinancing of automobiles, heavy-duty trucks, light-duty trucks, SUVs and/or other types of motor vehicles such as [, motorcycles] [or] vans. The receivables also constitute personal property security agreements and include grants of security interests in the financed vehicles under the applicable Uniform Commercial Code. The receivables are “tangible chattel paper” or “electronic chattel paper,” in each case as defined in the Uniform Commercial Code.

Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In most states, a security interest in an automobile, a heavy-duty truck, a light-duty truck, an SUV and/or another type of motor vehicle such as [a motorcycle] [or] van is perfected by noting the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien, may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form (which electronic title may also be held by or through third-party vendors). In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party vendor. [The servicer, as custodian,] will represent and warrant under the transaction documents that each receivable is secured by a first priority perfected security interest in the financed vehicle or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle. If [the][any] originator fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the [issuing entity][grantor trust] may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor received possession of the financed vehicle, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity[, the grantor trust] and the indenture trustee would be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. The originator, either directly or indirectly, will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity[, and the issuing entity will sell the receivables and assign its security interest in each financed vehicle to the grantor trust]. However, because of the administrative burden and expense of retitling, the servicer, the depositor [,][and] the issuing entity[ and the grantor trust] will not amend any certificate of title to identify the [issuing entity][grantor trust] as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, the originator or its predecessor in interest (if applicable), will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the transfer agreements relating to the [issuing entity][grantor trust] are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the [issuing entity][grantor trust] as the new secured party on the certificate of title because the security interest of the [issuing entity][grantor trust] could be released without the [issuing entity’s][grantor trust’s] consent, another person could obtain a security interest in the applicable financed vehicle that is higher in priority than the interest of the [issuing entity or the issuing entity’s][grantor trust or the grantor trust’s] status as a secured creditor could be challenged in the event of a bankruptcy proceeding involving the obligor.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator or its predecessor in interest (if applicable), generally will be sufficient to protect the [issuing entity][grantor trust] against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the security interest in a financed vehicle assigned to the [issuing entity][grantor trust] was not perfected, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states require surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title (or will facilitate a transfer of electronic title) to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle receivables, the servicer [(directly or through a subcustodian)] takes steps to effect re-perfection in the financed vehicle upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells the related financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the servicing agreement, the servicer will, in accordance with customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The [issuing entity][grantor trust] will authorize the servicer to take such steps as are necessary to perfect or re-perfect the security interest on behalf of the [issuing entity][grantor trust] and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the [issuing entity][grantor trust] or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. SC will represent in the purchase agreement that, as of the initial issuance of the notes, a first priority security interest in favor of SC (or its assignee) has been perfected (or action has been taken to perfect such interest) in each financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the closing date would not give rise to SC’s repurchase obligations under the purchase agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract [and/or installment loan] has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state or federal laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless those means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable, although the servicer, in accordance with its customary servicing practices, may provide an opportunity to cure even if the obligor has no legal right to do so. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). The law in some states provides that, after the financed vehicle has been repossessed, the obligor has a right to reinstate the related receivable by paying the delinquent installments and other amounts due. In states where the obligor is not legally entitled to reinstate the related receivable, the servicer may permit the obligor to do so in accordance with the servicer’s customary servicing practices.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period, although the servicer, in accordance with its customary servicing practices, may provide an opportunity to reinstate even when the obligor has no legal right to do so.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and some defaulting obligors may have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm Leach Bliley Act, the Servicemembers Civil Relief Act, state adoptions of Model Consumer Protection Acts and of the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires that all sellers of used vehicles prepare, complete and display a “Buyers’ Guide” which explains the warranty coverage for such vehicles. The federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the sellers in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the sellers. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. However, liability of assignees for claims under state consumer protection laws may differ.

[To the extent][Because] the receivables constitute retail installment sale contracts and/or installment loans, those receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle. As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. SC will represent in the purchase agreement that each of the receivables complied at the time it was originated in all material respects with all requirements of applicable federal, state or local laws and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date or (ii) would not render such receivable unenforceable or create liability for the depositor[,][ or] the issuing entity [or the grantor trust], as assignee of the receivable. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Failure to comply with consumer protection laws may result in losses on your notes” in this prospectus.

Additionally, courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Consumer Financial Protection Bureau

The Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and their affiliates and non-depository institutions offering financial products and services to consumers, including indirect automobile financing. SC is subject to regulation and supervision by the CFPB. The CFPB has been conducting fair lending examinations of automobile lenders and their dealer markup and compensation policies. In addition, the CFPB has also been scrutinizing certain other automobile lending and servicing practices, including repossessions, the sale of extended warranties, credit insurance and other add-on products, such as GAP contacts and refunds for these products after events such as early payoff of the account or repossession. See “Risk Factors—Adverse events affecting the sponsor, the servicer, the administrator or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor [,][or] the issuing entity [or the grantor trust] and could adversely affect the timing and amount of payments on your notes.” If any of these practices were found to violate the Equal Credit Opportunity Act or other laws with respect to a receivable, including laws related to unfair, deceptive or abusive acts or practices, the servicer may modify the terms of the underlying retail installment sale contract as described below and/or could be obligated to repurchase that receivable from the depositor (or its assignee). In addition, we, the sponsor[,][ or] the issuing entity[ or the grantor trust] could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

SC has initiated periodic reviews of its underwriting and credit policies and procedures to analyze both dealer-specific and portfolio-wide pricing data for potential disparities resulting from dealer discretionary pricing. SC has in the past modified, and may in the future modify, its compliance program or may reduce the interest rate, make a cash payment and/or reduce the principal balance (e.g., by reallocating previous payments made by obligors so that a greater portion of the payment is allocated to principal as a reflection of a retroactive interest rate adjustment) of an identified receivable. [If the servicer were to voluntarily reduce the interest rate or principal balance of any receivable owned by the issuing entity, it may be required under the transaction documents to purchase the affected receivable]. See “Risk Factors—The issuing entity has limited assets, and delays in payment or losses on your notes could arise from shortfalls or delays in amounts available to make payments on the notes—Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables” in this prospectus for a discussion of the obligations of the servicer to purchase certain modified receivables.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity[, the grantor trust], the receivables or your investment in the securities, see “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—Failure to comply with consumer protection laws may result in losses on your notes” in this prospectus.

Certain Matters Relating to Bankruptcy

General. The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law so long as the depositor is solvent and does not reasonably foresee becoming insolvent. However, there is a risk that the depositor, or SC, could file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future.

The voluntary or involuntary petition for relief under the Bankruptcy Code or any similar applicable state law or the establishment of a conservatorship or receivership, as may be applicable, with respect to the originator should not necessarily result in a similar voluntary application with respect to the depositor so long as the depositor is solvent and does not reasonably foresee becoming insolvent either by reason of SC’s insolvency or otherwise. The depositor has taken certain steps in structuring the transactions contemplated hereby that are intended to make it unlikely that any voluntary or involuntary petition for relief by SC under applicable insolvency laws will result in the consolidation pursuant to such insolvency laws or the establishment of a conservatorship or receivership, of the assets and liabilities of the depositor with those of SC. These steps include the organization of the depositor as a limited purpose entity pursuant to its limited liability company agreement or trust agreement containing certain limitations (including restrictions on the limited nature of depositor’s business and on its ability to commence a voluntary case or proceeding under any insolvency law without an affirmative vote of all of its directors, including independent directors).

SC and the depositor believe that:

•

subject to certain assumptions (including the assumption that the books and records relating to the assets and liabilities of SC will at all times be maintained separately from those relating to the assets and liabilities of the depositor, the depositor will prepare its own balance sheets and financial statements and there will be no commingling of the assets of SC with those of the depositor) the assets and liabilities of the depositor should not be substantively consolidated with the assets and liabilities of SC in the event of a petition for relief under the Bankruptcy Code with respect to SC; and the transfer of receivables by SC or any other entity identified in this prospectus to the depositor should constitute an absolute transfer, and, therefore, such receivables would not be property of SC or that entity, as applicable, in the event of the filing of an application for relief by or against SC or such entity, as applicable, under the Bankruptcy Code.

Counsel to the depositor will also render its opinion that:

•

subject to certain assumptions, the assets and liabilities of the depositor would not be substantively consolidated with the assets and liabilities of SC in the event of a petition for relief under the Bankruptcy Code with respect to SC; and

•

the transfer of receivables by SC to the depositor constitutes an absolute transfer and would not be included in SC’s bankruptcy estate or subject to the automatic stay provisions of the Bankruptcy Code.

If, however, a bankruptcy court or a creditor were to take the view that SC and the depositor should be substantively consolidated or that the transfer of the receivables from SC to the depositor should be recharacterized as a pledge of such receivables, then you may experience delays and/or shortfalls in payments on the notes.

[Certain Matters Relating to Insolvency]

[SBNA is a national banking association subject to regulation whose deposits are insured by the FDIC up to applicable limits. SBNA is subject to comprehensive regulation and periodic examination by the FDIC and the CFPB.

If SBNA were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed receiver or conservator of the sponsor. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the power to repudiate any contract to which SBNA was a party, if the FDIC determined that the performance of the contract was burdensome and that repudiation would promote the orderly administration of SBNA’s affairs. Among the contracts that might be repudiated is the servicing agreement.

Also, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under the servicing agreement, or otherwise affect SBNA’s rights under those contracts without the FDIC’s consent, for ninety (90) days after the receiver is appointed or forty-five (45) days after the conservator is appointed, as applicable. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of SBNA. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate SBNA’s obligations as servicer and any ongoing [purchase or] indemnity obligations under the servicing agreement.

If the FDIC were appointed as conservator or receiver for the sponsor the FDIC could:

•	request a stay of proceedings with respect to the issuing entity’s claims against SBNA;

•	repudiate without compensation SBNA’s ongoing obligations under the servicing agreement, such as the duty to collect payments or otherwise service the receivables; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to ninety (90) days.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

The FDIC, as conservator or receiver, may have the power to (i) prevent any of the indenture trustee or the noteholders from appointing a successor servicer under the servicing agreement or (ii) authorize SBNA to stop servicing the receivables.

If the FDIC were to take any of these actions, payments of principal and interest on the offered notes could be delayed or reduced. See “Risk Factors—Adverse events affecting the sponsor, the servicer, the administrator or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—FDIC receivership or conservatorship of the servicer could result in delays in payments or losses on your notes” in this prospectus.]

Repurchase Obligation

SC will represent and warrant in the transaction documents that each receivable complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date or (ii) would not render such receivable unenforceable or create liability for the depositor[,][ or] the issuing entity[ or the grantor trust], as assignee of such receivable. If any representation and warranty proves to be incorrect with respect to any receivable, has certain material and adverse effects and is not timely cured, SC will be required under the transaction documents to repurchase the affected receivables. SC is subject from time to time to litigation alleging that the receivables or its lending practices do not comply with applicable law. The commencement of any such litigation generally would not result in a breach of any of SC’s representations or warranties.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, as amended (the “Relief Act”), a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after origination of the receivable) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, Space Force, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors in military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. In addition, military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. Application of the Relief Act to receivables with annual rates (including fees and charges) greater than 6%, would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Additionally, the servicer’s customary servicing practices for the benefit of obligors who enter military service (and, in some cases, family members and certain other related parties of servicemembers in military service, even where not required by law) has in the past and may in the future exceed the minimum requirements required by the Relief Act or other applicable law, such as by reducing the annual rate even lower than the statutory maximum annual rate of 6%, keeping the reduced rate in place outside of the required timeframe or suspending repossession activity even when permissible. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Relief Act and other applicable state laws impose limitations that would impair the ability of the servicer to repossess a vehicle financed by an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional specified period thereafter. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes. [SC has not excluded receivables from the receivables pool based on the applicability or potential applicability of the Relief Act to the related obligors.]

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available from the reserve account or other credit enhancement, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity [or the grantor trust] could fail to have some required licenses or permits. In that event, the issuing entity [or the grantor trust] could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions became effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including SC, the depositor [,][or] the issuing entity[, or the grantor trust], or their respective creditors.

Potential Applicability to SC, the depositor [,][and] the issuing entity [and the grantor trust]. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity[, the grantor trust] or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of SC. For the issuing entity[, the grantor trust] or the depositor to be subject to receivership under OLA as a covered subsidiary of SC, (1) the FDIC would have to be appointed as receiver for SC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity[, the grantor trust] or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of SC.

The Secretary of the Treasury could determine that the failure of SC or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, OLA could apply to SC, the depositor [,][or] the issuing entity [or the grantor trust] and, if it were to apply, the timing and amounts of payments to the noteholders may be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of [SC][the servicer] or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which [SC][the servicer] or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of SC’s or such covered subsidiary’s affairs. In January 2011, the acting general counsel of the FDIC (the “Acting General Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include SC or its subsidiaries (including the depositor [,][or] the issuing entity [or the grantor trust]), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include SC or its subsidiaries (including the depositor [,][or] the issuing entity [or the grantor trust]), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving [SC][the servicer] or its subsidiaries (including the depositor [,][or] the issuing entity [or the grantor trust]) are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under each transfer agreement with the intent that they would be treated as legal true sales [(or, with respect to the transfer by the issuing entity to the grantor trust, a legal “true contribution”)] under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, SC believes that the FDIC would not be able to recover the receivables transferred under each transfer agreement using its repudiation power. However, if those transfers were not respected as legal true sales [or a true contribution], then the depositor under the purchase agreement would be treated as having made a loan to SC, [and] the issuing entity under the sale agreement would be treated as having made a loan to the depositor [and the grantor trust under the receivables contribution agreement would be treated as having made a loan to the issuing entity], in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If SC or the depositor were placed in receivership under OLA, the FDIC could assert that SC or the depositor, as applicable, effectively still owned the transferred receivables because the transfers by SC to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by the issuing entity. In such event, noteholders would have a secured claim in the receivership of the issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount (“OID”) as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the transfer agreements are respected as legal true sales, as receiver for SC or a covered subsidiary the FDIC could:

•

require the issuing entity [and/or the grantor trust], as assignee of SC and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables; or

•

if the issuing entity [or the grantor trust, as applicable,] were a covered subsidiary, require the indenture trustee to go through an administrative claims procedure to establish its rights to payments on the notes; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against SC or a covered subsidiary (including the issuing entity [and the grantor trust]); or

•	repudiate the servicer’s ongoing servicing obligations under the servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which SC or a covered subsidiary (including the issuing entity [and the grantor trust]) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of SC or any covered subsidiary or affect any contractual rights of SC or a covered subsidiary (including the issuing entity [and the grantor trust]) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for SC, the depositor [,][or] the issuing entity [or the grantor trust], were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If SC or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by SC or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against SC, the depositor [,][and] the issuing entity [and the grantor trust] as provided in the applicable transfer agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [•] of] [Rule [•] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Act).

Requirements for Certain EU and UK Regulated Persons and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other EU directives and regulations, as amended (the “EU Securitization Regulation”) has direct effect in member states of the EU and will be applicable in any non-EU states of the EEA in which it has been implemented.

Article 5 of the EU Securitization Regulation places certain conditions (the “EU Investor Requirements”) on investments in a “securitisation” (as defined in the EU Securitization Regulation) by an “institutional investor”, defined by the EU Securitization Regulation to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the EU CRR, the EU Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

With respect to the UK, the Securitisation Regulations 2024 (as amended, the “SR 2024”), together with (i) the securitisation sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority (the “FCA”) of the United Kingdom (the “SECN”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority of the Bank of England (the “PRA”) (the “PRASR”) and (iii) relevant provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), set out the framework for the regulation of securitization in the UK (collectively, the “UK Securitization Framework”).

Regulations 32B to 32D (inclusive) of the SR 2024, SECN 4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain conditions on investments in a “securitisation” (as defined in the SR 2024) (the “UK Investor Requirements”) by an “institutional investor”, defined in the UK Securitization Framework to include: (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in the AIFM Regulations) and which markets or manages AIFs (as defined in regulation 3 of the AIFM Regulations) in the UK, or a small registered UK AIFM, as defined in the AIFM Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors” and, together with EU Affected Investors, “Affected Investors”).

Pursuant to the EU Investor Requirements, an EU Affected Investor investing in a securitization must, amongst other things, verify (a) that the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or issuing entity has, where applicable, made available information as required by the EU Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

Pursuant to the UK Investor Requirements, a UK Affected Investor must, amongst other things, prior to investing in a securitization, verify (a) that the originator, sponsor or original lender (each as defined in the SR 2024) retains on an ongoing basis a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Framework, (b) that the originator, sponsor or issuing entity (each as defined in the SR 2024) has made information available (and committed to make further information available) in accordance with the elements of the UK Securitization Framework to which the UK Affected Investor is subject, and (c) that, except in specified cases, certain credit-granting requirements are satisfied.

None of SC, the administrator, the servicer, the depositor, the issuing entity, [the grantor trust,] the underwriters, the indenture trustee, their respective affiliates nor any other party to the transaction will retain or commit to retain a 5% material net economic interest with respect to the transaction described in this prospectus in accordance with the EU Securitization Regulation or UK Securitization Framework or makes or intends to make any representation or agreement that it or any other party is undertaking or will undertake to take or refrain from taking any action to facilitate or enable compliance by Affected Investors with the applicable Investor Requirements, or any person’s compliance with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, credit granting standards or any other conditions with respect to investments in securitization transactions by investors. The arrangements as described in “The Sponsor—Credit Risk Retention” in this prospectus have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Framework by any person.

Any failure by an Affected Investor to comply with the applicable Investor Requirements with respect to an investment in the offered notes may result in the imposition of a penalty regulatory capital charge on that investment or other regulatory sanctions and/or remedial measures being taken or imposed by the competent authority of such Affected Investor.

The transaction described in this prospectus is structured in a way that is unlikely to allow Affected Investors to comply with the applicable Investor Requirements. Consequently, the offered notes may not be a suitable investment for any Affected Investor. This may have an adverse impact on the value and liquidity of the offered notes. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding the application of and compliance with any applicable Investor Requirements or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a discussion of the material United States federal income tax considerations relevant to the purchase, ownership and disposition of the [offered] notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Special Tax Counsel, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by the issuing entity with terms similar to those of the [offered] notes. As a result, it is possible that the IRS could challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax considerations to noteholders.

Special Tax Counsel has prepared or reviewed the statements under the heading “Material Federal Income Tax Considerations” in this prospectus and is of the opinion that these statements discuss all material United States federal income tax considerations for investors of the purchase, ownership and disposition of the [offered] notes.

However, the following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	real estate investment trusts;

•	regulated investment companies;

•	S-corporations;

•	trusts and estates;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	accrual method taxpayers subject to acceleration of income under Section 451(b) of the Code; and

•	persons subject to any alternative minimum tax.

Furthermore, the discussion below does not address the indirect effects on the holders of equity interests in any pass-through entity (e.g., a partnership) that is a beneficial owner of notes. Such holders, including partners in a partnership that beneficially own notes, should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax considerations arising under the laws of any state, local or foreign taxing jurisdiction.

This information is directed to prospective purchasers that are unrelated to the issuing entity who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. Prospective investors are urged to consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

The following discussion addresses [offered] notes, which the depositor, the servicer and the noteholders will agree to treat as indebtedness secured by the receivables. On the closing date, Special Tax Counsel will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, based on the terms of the offered notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the trust agreement[, the grantor trust agreement] and related documents, (i) (x) the [offered] notes will be treated as debt for United States federal income tax purposes and [(y) the Class E notes [should] be treated as debt for United States federal income tax purposes], in each case other than any notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section

1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C); (ii) for United States federal income tax purposes, the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation; [(iii) to the extent it is not a disregarded entity for U.S. federal income tax purposes, the issuing entity will not be treated as engaged in the conduct of a trade or business within the United States]; [and (iv) for United States federal income tax purposes, the grantor trust will be classified as a grantor trust]. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The discussion below assumes the characterizations provided in these opinions are correct.

The Issuing Entity

Upon the issuance of the notes, Special Tax Counsel will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that for United States federal income tax purposes, (1) [neither] the issuing entity [nor the grantor trust] will [not] be treated as an association (or publicly traded partnership) taxable as a corporation, (2) [the issuing entity will not be treated as engaged in the conduct of a trade or business within the United States for United States federal income tax purposes and (3) the grantor trust will be treated as a grantor trust]. Nevertheless, the IRS could assert, and a court could ultimately hold, that the issuing entity [or the grantor trust] is treated as an association (or publicly traded partnership) taxable as a corporation[, or that the issuing entity is treated as engaged in the conduct of a trade or business within the United States for United States federal income tax purposes].

[Under the grantor trust agreement, the issuing entity, the grantor trust trustee and the certificateholders will each agree to treat the grantor trust as a grantor trust and the certificates as an undivided beneficial ownership interest in all of the assets of such grantor trust, for federal, state and local income and franchise tax purposes, and not to take any position inconsistent therewith unless required to do so by applicable law. The grantor trust arrangement is designed to allow interest on the receivables received by the issuing entity to qualify for an exemption from withholding applicable to “portfolio interest” with respect to holders of equity of the issuing entity who are Non-U.S. Persons, if any. If the receivables were to not be treated as held by the grantor trust, the distributive share of the issuing entity’s gross interest from the receivables received by the issuing entity (i.e., interest received on the receivables unreduced by interest expense or other expense of the issuing entity) allocable to a Non-U.S. Person, if any, could be subject to a 30% withholding tax, absent a reduced rate under an applicable income tax treaty. This would have an adverse impact on the holders of the notes issued by the issuing entity.

If [either] the issuing entity [or grantor trust] were treated as an association (or publicly traded partnership) taxable as a corporation, it would be treated as a domestic corporation for United States federal income tax purposes and would be subject to United States corporate income tax, in which case amounts available for distribution to holders of notes would be reduced.

Alternatively, if it is determined that the issuing entity is engaged in a trade or business in the United States for federal income tax purposes, and the issuing entity has taxable income that is effectively connected with such United States trade or business, then (1) a Non-U.S. Person who holds certificates (or any notes recharacterized as equity) could be subject to United States federal income tax with respect to its share of the issuing entity’s effectively connected income, could be required to file a United States federal income tax return (and would not be able to claim deductions or credits for years in which it was required to but did not file a United States federal income tax return), and could be treated as being engaged in a trade or business within the United States and as maintaining an office or other fixed place of business within the United States, in which case other income of the Non-U.S. Person could be treated as effectively connected income, (2) the issuing entity could be liable for failing to withhold tax with respect to income of such Non-U.S. Persons (and for interest and penalties relating to such liability), and (3) a Non-U.S. Person holding certificates (or any notes recharacterized as equity) that is a corporation could be subject to an additional branch profits tax of 30% on its allocable share of the issuing entity’s effectively connected earnings and profits. Further, if a Non-U.S. Person sells its interest in a certificate (or a note recharacterized as an equity interest in the issuing entity), the transferee may be required to withhold on the amount realized on the disposition.

If the issuing entity is treated as a partnership for United States federal income tax purposes and the partners in such partnership included Non-U.S. Persons, the IRS might assert that the issuing entity should have been withholding tax on amounts allocated to or distributed to such Non-U.S. Persons, and if such assertion were successful, the issuing entity would be liable for such tax, and may additionally owe penalties and interest, which could adversely affect the issuing entity, the issuing entity’s ability to perform its obligations under the transaction documents, and the holders of the notes. [The grantor trust holding the receivables, the opinion of counsel requirement noted in the above paragraph, and certain deemed representations contained in the grantor trust agreement are all intended to, together, reduce the likelihood of such withholding tax being imposed; however, there is no assurance as the IRS may successfully take a contrary position, tax opinions are not binding on the IRS or on any court, and persons may violate restrictions in the transaction documents or otherwise not be aware of such restrictions.] There are also certain tax compliance matters to avoid impositions of withholding tax that may be difficult to satisfy. In addition, under partnership audit rules taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Any tax liability payable by the issuing entity may reduce the cash flow that would otherwise be available to make payments on all notes. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Further, although Special Tax Counsel is providing an opinion to the effect that for United States federal income tax purposes the issuing entity will not be classified as an association or a PTP taxable as a corporation, if the issuing entity were treated as a partnership (on account of the transfer of certificates to persons that are not treated as the same person as the depositor for U.S. federal income tax purposes or recharacterization of any notes (whether or not offered hereunder) as equity), if the issuing entity failed to meet certain qualifying income tests, the issuing entity could be a PTP taxable as a corporation, in which case the issuing entity would be subject to corporate federal income tax on its taxable income (and a possible reduction of expense deductions), reducing the amount available for distribution to the holders of the notes.

The Offered Notes

Treatment of Stated Interest & OID. Assuming the offered notes are treated as debt for United States federal income tax purposes and are not issued with OID, the stated interest on an offered note will be taxable to a noteholder as ordinary income when received or accrued in accordance with the noteholder’s regular method of tax accounting.

Original Issue Discount. It is possible that one or more classes of offered notes may be issued with OID. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception (i.e., is less than 0.25% of the weighted average maturity of the debt instrument (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment) multiplied by the stated redemption price at maturity). An offered note’s stated redemption price at maturity is the aggregate of all payments required to be made under the offered note through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the offered notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

If an offered note were treated as being issued with OID, a noteholder would be required to include OID in income as interest over the term of the offered note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income on the offered notes in advance of the receipt of cash attributable to that income.

In the case of a debt instrument (such as an offered note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable Prepayment Assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the Prepayment Assumption, and regulations could be adopted changing the application of these provisions to the offered notes. It is unclear whether those provisions would be applicable to the offered notes in the absence of such regulations or whether use of a reasonable Prepayment Assumption may be required or permitted without reliance on these rules. If this provision applies to the offered notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the noteholders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the offered notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Maturity and Prepayment Considerations” in this prospectus. Accordingly, noteholders are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the offered notes offered hereunder are issued with OID.

In the case of an offered note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the offered note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the offered note. Such income generally is capital gain.

It is possible that certain offered notes will be treated as “Short-Term Notes”, which have a fixed maturity date not more than one year from the issue date. A holder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the offered note is not an accrual method taxpayer, a bank, a broker or dealer that holds the offered note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the offered note in gross income upon a sale or exchange of the offered note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the offered note except to the extent it exceeds the sum of the interest income, if any, and OID accrued on the offered note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the United States Department of the Treasury, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

Market Discount

The offered notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Code. In general, these rules provide that if the noteholder purchases an offered note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related offered notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) that gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related offered note multiplied by a fraction, the numerator of which is the number of days the noteholder held that offered note and the denominator of which is the number of days from the date the noteholder acquired that offered note until its maturity date. The noteholder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry an offered note with accrued market discount. A noteholder may elect to include market discount in gross income as it accrues and, if that noteholder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which that election applies. The adjusted basis of an offered note subject to that election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Total Accrual Election

A noteholder may elect to include in gross income all interest that accrues on an offered note using the constant-yield method described above under the heading “—Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “—Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to an offered note with respect to which this election has been made, the issue price of the offered note will equal the electing noteholder’s adjusted basis in the offered note immediately after its acquisition, the issue date of the offered note will be the date of its acquisition by the electing noteholder, and no payments on the offered note will be treated as payments of qualified stated interest. This election will generally apply only to the offered note with respect to which it is made and may not be revoked without the consent of the IRS. Noteholders should consult with their own advisers as to the effect in their circumstances of making this election.

Amortizable Bond Premium

In general, if a noteholder purchases an offered note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), that noteholder will be considered to have purchased such offered note with “amortizable bond premium” equal to the amount of that excess. That noteholder may elect to amortize the bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the offered note. That noteholder’s tax basis in the offered note will be reduced by the amount of the amortized bond premium. Any elections to amortize the bond premium as an offset to interest income will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on an offered note held by a noteholder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of such offered note.

Noteholders should consult their tax advisors with regard to OID, market discount and premium matters concerning their offered notes.

Related-Party Note Acquisition Considerations. The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, an offered note that otherwise would be treated as debt is treated as stock for United States federal income tax purposes during periods in which the offered note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any offered notes treated as stock under these rules could result in adverse tax consequences to such related party noteholder, including that United States federal withholding taxes could apply to distributions on the offered notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all offered notes. In addition, when a recharacterized offered note is acquired by a beneficial owner that is not an applicable related party, that offered note is generally treated as reissued for United States federal income tax purposes and thus may have tax characteristics differing from offered notes of the same class that were not previously held by a related party. As a result of considerations arising from these rules, the trust agreement will provide restrictions on certain potential holders of certificates if they are related to a noteholder. The issuing entity does not expect that these

Treasury Regulations will apply to any of the offered notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Prospective investors are urged to consult their tax advisors regarding the possible effects of these rules.

Disposition of Offered Notes. If a noteholder sells an offered note, the noteholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the noteholder’s adjusted tax basis in the offered note. The adjusted tax basis of the offered note to a particular noteholder will equal the noteholder’s cost for the offered note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the offered note. Any gain or loss will be capital gain or loss if the offered note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the offered note was held by the noteholder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Potential Acceleration of Income. Accrual method noteholders that prepare an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The United States Department of the Treasury released final Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). Noteholders should consult their tax advisors with regard to these rules.

Net Investment Income Tax. Certain non-corporate U.S. holders will be subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, OID and market discount realized on an offered note and any net gain recognized upon a disposition of an offered note. U.S. holders should consult their tax advisors regarding the applicability of this tax in respect of their offered notes.

Information Reporting and Backup Withholding. The issuing entity or applicable withholding agent will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the offered notes, and the amount of interest withheld for United States federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the issuing entity or other intermediary, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity or other intermediary will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s United States federal income tax liability. Noteholders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Tax Considerations for Foreign Noteholders. If interest paid to or accrued by a noteholder who is a Non-U.S. Person is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, subject to the discussion below regarding FATCA (defined below), the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, as long as the Non-U.S. Person:

•

is not actually or constructively a “10 percent shareholder” of the issuing entity (or a holder of 10 percent of the applicable outstanding certificates), or a “controlled foreign corporation” with respect to which the issuing entity is a “related person” within the meaning of the Code; and

•

provides an appropriate statement on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, signed under penalties of perjury, certifying that the beneficial owner of the offered note is a Non-U.S. Person and providing that Non-U.S. Person’s name and address. If the information provided in this statement changes, the Non-U.S. Person must so inform the issuing entity (or, if applicable, other intermediary) within 30 days of change.

If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the signed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) to the withholding agent.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, and if the interest is not effectively connected with the conduct of a trade or business in the United States (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Person), then the interest would be subject to United States federal income and withholding tax at a rate of 30% unless reduced or eliminated pursuant to an applicable tax treaty. Non-U.S. Persons should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an offered note by a Non-U.S. Person will be exempt from United States federal income and withholding tax, provided that:

•

the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Person); and

•	in the case of a foreign individual, the Non-U.S. Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on an offered note held by a Non-U.S. Person is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person (and under certain tax treaties is attributable to a United States permanent establishment maintained by such Non-U.S. Person), the holder, although exempt from the withholding tax previously discussed if it provides a timely and properly executed IRS Form W-8ECI, generally will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates; however, a holder of a Class E note is prohibited under the indenture from providing an IRS Form W-8ECI or IRS Form W-8IMY with any IRS Form W-8ECI attached. In addition, if the Non-U.S. Person is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance Act

Pursuant to the Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”), a United States withholding tax at the rate of 30% is imposed on payments of interest or, under rules previously scheduled to take effect on January 1, 2019, on gross proceeds from the sale or other taxable disposition of the offered notes made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. Treasury Regulations were recently published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. If an amount in respect of United States withholding tax were to be deducted or withheld from interest or principal payments on the offered notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that offered notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding offered notes through financial institutions in) those countries. Non-U.S. Persons and U.S. Persons holding notes through a non-U.S. intermediary should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the offered notes.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, Special Tax Counsel will issue an opinion at closing, subject to the qualifications and assumptions therein, that [the Class A notes, Class B notes, Class C notes and Class D notes will be], [and the Class E notes should be], treated as debt for United States federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for United States federal income tax purposes, such notes might be treated as equity interests in the issuing entity. [Additionally, while the issuing entity intends to be treated as a grantor trust for United States federal income tax purposes, the IRS could contend that it should be treated as a partnership or as a corporation.] As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for United States federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes are treated as debt for United States federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for United States federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for United States federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for United States federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected holders, according to their respective interests therein. Under current law, the income reportable by noteholders as partners in such a partnership could differ from the income reportable by the noteholders as holders of debt. Generally, such differences are not expected to be material; however, certain noteholders may experience adverse tax consequences. For example, cash basis noteholders might be required to report income when it accrues to the partnership rather than when it is received by the noteholders. Payments on the recharacterized notes may be treated as “guaranteed payments” within the meaning of Section 707 of the Code, in which case the amount and timing of income to a U.S. noteholder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. However, in the case of recharacterized notes, the intent is that U.S. noteholders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of recharacterized notes with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Code. Any income allocated to a noteholder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt noteholder could give rise to additional tax liability to such tax-exempt holder.

In addition, in the case of this recharacterization of a class of notes, a noteholder that is a Non-U.S. Person might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) if the issuing entity is treated as receiving income effectively connected to the performance of a trade or business in the United States, such noteholder may be subject to (x) withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest) and (y) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) or (ii) gross income allocated to such noteholder may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty.

[If an equity holder in the issuing entity (or a noteholder of a Class E note that is recharacterized as equity in the issuing entity) provides the issuing entity with an IRS Form W-8ECI (or an IRS Form W-8IMY with an IRS Form W-8ECI attached) to indicate that any income it receives with respect to its interest is otherwise effectively connected to a United States trade or business of that holder, the issuing entity would be required to withhold on income so designated by the noteholder if the issuing entity is treated as a partnership for United States federal income tax purposes. To avoid such potential liability for the issuing entity, each equity holder and each owner or holder of a Class E note is required to be either (i) a United States person within the meaning of Section 7701(a)(30) of the Code that provides the issuing entity with an IRS Form W-9 or (ii) a non-United States person that provides the issuing entity with an IRS Form W-8BEN or IRS Form W-8BEN-E certifying that the income is not effectively connected to a United States trade or business of the holder (or an IRS Form W-8IMY that does not have any IRS Form W-8ECIs attached or that otherwise treats any of the income derived by the noteholder as being effectively connected to a United States trade or business). There can be no assurance, however, that a certificate or recharacterized note will not be held by a non-United States person that treats the income as effectively connected to a United States trade or business.]

Further, in order to backstop a Non-U.S. Person’s tax liability associated with gain upon the sale of a partnership interest where the partnership is engaged in a trade or business within the United States, rules under Section 1446(f) of the Code provide that the transferee of a certificate or other equity interest in the issuing entity (including an offered note that the IRS successfully recharacterized as an equity interest) could be liable for a withholding tax of 10% of the amount realized by the transferor (including debt deemed to be assumed by the transferee) if the transferee does not obtain an affidavit meeting the requirements of Section 1446(f) of the Code or satisfy the requirements of IRS guidance issued thereunder so as to exempt the amount realized from such withholding. (The affidavits generally relate to either confirming that the transferor is a United States person for United States federal income tax purposes, that the underlying assets of the issuing entity do not give rise to a certain level of income effectively connected with a trade or business in the United States, that the issuing entity has not been engaged in a United States trade or business within a certain time period, or that certain matters involving gain recognition are applicable to the transaction.) The issuing entity has not created a mechanism for a transferee of a certificate or a note to obtain any of the affidavits described above from a transferor. If any offered notes were successfully recharacterized by the IRS as other than indebtedness, a transferee of such offered note may be required to withhold unless it receives an appropriate affidavit. If a transferee is required to withhold and does not, the issuing entity is required to withhold, but only on distributions to such transferee. Any tax liability or penalties payable by the issuing entity could reduce the cash flow that would otherwise be available to make payments on all notes. Potential holders are encouraged to consult with their own tax advisors regarding the possible effect of these rules.

In addition, as described above, to the extent the issuing entity is treated as a partnership, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income. As such, holders of equity (including holders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to United States federal income taxes at corporate tax rates on its taxable income generated [through the grantor trust] by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the noteholders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to noteholders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to noteholders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the offered notes. To the extent distributions on such offered notes were treated as dividends, a Non-U.S. Person would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

STATE AND LOCAL TAX CONSIDERATIONS

The above discussion does not address the tax treatment of the issuing entity, notes or noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to income from receivables collected from customers located in such state (and may require withholding by the issuing entity on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of offered notes.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired with assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity or account deemed to hold “plan assets” of any of the foregoing (each a “Benefit Plan”) as well as by an “employee benefit plan” as defined in Section 3(3) of ERISA whether or not subject to Title I of ERISA, a “plan” as defined in Section 4975 of the Code, or an entity or account deemed to hold “plan assets” of the foregoing (together with Benefit Plans, “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit a Benefit Plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. The prudence of a particular investment must be determined by the responsible fiduciary of a Benefit Plan by taking into account the particular circumstances of the Benefit Plan and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed under “Risk Factors” in this prospectus and the fact that in the future, there may be no market in which such fiduciary will be able to sell or otherwise dispose of the offered notes should the Benefit Plan purchase them. Unless the context clearly indicates otherwise, any reference in this section to the acquisition, holding or disposition of the offered notes will also mean the acquisition, holding or disposition of a beneficial interest in such notes.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased the offered notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under the ERISA regulation, the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features as of any date of determination. Although there is little guidance on the subject, assuming the offered notes constitute debt for local law purposes, the depositor believes that, as of the closing date, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based in part upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of offered notes that the offered notes will be repaid when due, traditional default remedies, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the offered notes for ERISA purposes could change if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities.

However, without regard to whether the offered notes are treated as an equity interest for purposes of the ERISA regulation, the acquisition or holding of the offered notes by, or on behalf of, a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the offered notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such offered notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, (as amended), regarding transactions effected by “in-house asset managers”; PTCE 95-60 (as amended), regarding investments by insurance company general accounts; PTCE 91-38 (as amended), regarding investments by bank collective investment funds; PTCE 90-1 (as amended), regarding investments by insurance company pooled separate accounts; and PTCE 84-14 (as amended), regarding transactions effected by “qualified professional asset managers”. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Benefit Plan and a person or entity that is a party in interest or disqualified person to such Benefit Plan solely by reason of providing services to the Benefit Plan (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Benefit Plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is a risk that none of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are Benefit Plans should consult with their advisors regarding the applicability of any such exemption.

The underwriters, the trustees, the depositor, the servicer or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Benefit Plans. Because these parties may receive certain benefits in connection with the sale or holding of offered notes, the purchase of offered notes using plan assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the offered notes may not be purchased using the assets of any Benefit Plan if any of the underwriters, the trustees, the depositor, the servicer or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the Benefit Plan, unless an applicable prohibited transaction exemption is available to cover such purchase.

Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and other plans may not be subject to Title I of ERISA or to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, local or other laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above and may include other limitations on permissible investments. In addition, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental, church and other plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the offered notes, as well as general fiduciary considerations.

By acquiring an offered note (or any interest therein), each purchaser and transferee (and, if applicable, its fiduciary) (i) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold the offered notes (or any interest therein) on behalf of or with the assets of a Benefit Plan or Plan that is subject to any applicable law that is substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”) or (b) the acquisition, holding and disposition of such note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law and (ii) acknowledges and agrees if it is a Benefit Plan or a Plan that is subject to Similar Law, it will not acquire such note (or any interest therein) at any time that such note does not have an investment grade rating from at least one nationally recognized statistical rating organization or if such note has been characterized as other than indebtedness for applicable local law purposes.

The sale of offered notes to a Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plans generally or by a particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other Similar Law, the effect of the assets of the issuing entity being deemed “plan assets” and the applicability of any exemption prior to making an investment in the offered notes. Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the offered notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

None of the issuing entity, [the grantor trust, the grantor trust trustee,] the depositor, the servicer, the administrator, the indenture trustee, the owner trustee, any underwriter, or any of their respective affiliated entities will act as a fiduciary to a Plan with respect to such Plan’s decision to invest in the offered notes, to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the offered notes by any Plan. The sale of the offered notes to a Plan is in no respect a representation by the issuing entity, the depositor, the administrator, the trustees, any underwriter, or any of their respective affiliated entities that such investment meets all relevant legal requirements for investments by Plans generally or by any particular Plan, or that an investment is appropriate for Plans generally or for any particular Plan.

UNDERWRITING [(CONFLICTS OF INTEREST)]

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriter	Principal Amount of Class A-1 Notes(1)(2)		Principal Amount of Class A-2[-A] Notes(1)(2)		Principal Amount of Class [A-2-B] Notes(1)(2)		Principal Amount of Class A-3 Notes(1)(2)		[Principal Amount of Class A-4 Notes(1)(2)]
[__________]	$		$		$		$		$
[__________]
[__________]

Total	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]

Underwriter	Principal Amount of Class B Notes(1)(2)		Principal Amount of Class C Notes(1)(2)		Principal Amount of Class D Notes(1)(2)
[__________]	$		$		$
[__________]
[__________]

Total	$	[•]	$	[•]	$	[•]

(1)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of SC.]
(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed(1)	Reallowance Discount Not to Exceed
Class A-1 Notes	[•]%	[•]%
Class A-2[-A] Notes	[•]%	[•]%
[Class A-2-B Notes]	[•]%	[•]%
Class A-3 Notes	[•]%	[•]%
[Class A-4 Notes]	[•]%	[•]%
Class B Notes	[•]%	[•]%
Class C Notes	[•]%	[•]%
Class D Notes	[•]%	[•]%

(1)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

[The Class E notes are not being offered hereby, and are anticipated to be either privately placed or retained by the depositor or another affiliate of SC.]

If all of the classes of offered notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

There currently is no secondary market for any class of offered notes and there is a risk that one will not develop. The underwriters expect, but will not be obligated, to make a market in each class of offered notes. A market for the offered notes may not develop, and if one does develop, it may not continue or it may not provide sufficient liquidity.

The depositor and SC have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, SC, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

[In the ordinary course of its business one or more of the underwriters and affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the sponsor, the administrator, the servicer, the issuing entity[, the grantor trust] and their affiliates. Further, one or more of the underwriters or their affiliates may be holding, buying or selling interests in motor vehicle receivables similar to the receivables in the pool of receivables or in credit default swaps or similar derivatives related to such similar receivables, not originating or limiting origination of such similar receivables or taking long or short positions with respect to securities backed by such similar receivables. [One of the underwriters, or its affiliates, may be the swap counterparty under the interest rate swap agreement.] [An affiliate of one of the underwriters is the owner trustee, and [ ] an affiliate of another underwriter is the indenture trustee.] [One of the underwriters is an affiliate of the sponsor.] Such activities may result in conflicts of interest and, consequently, the interest of the underwriters or their affiliates may not be aligned with the interests of investors in the notes.

As discussed under “Use of Proceeds” above, the depositor or its affiliates will apply all or a portion of the net proceeds of this offering to the repayment of debt, including warehouse debt secured by the receivables prior to their transfer to the issuing entity. One or more of the underwriters [and the [owner trustee][indenture trustee]] and/or their respective affiliates, or entities for which their respective affiliates act as administrator and/or provide liquidity lines, will receive a portion of the proceeds as a repayment of such debt.

The indenture trustee, at the direction of the [servicer][administrator], on behalf of the issuing entity, may from time to time invest the funds in accounts and in eligible investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters.

The depositor will receive aggregate proceeds of approximately $[•] from the sale of the offered notes (representing approximately [•]% of the initial Note Balance of the offered notes) after paying the aggregate underwriting discount of $[•] on the offered notes. Additional offering expenses are estimated to be $[•].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

[Conflicts of Interest

Our affiliate, [•], is a member of FINRA and is participating in the distribution of the notes. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with that rule, no FINRA member firm that has a “conflict of interest,” as defined therein, is permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates. Our affiliates, including [•], may use this prospectus in connection with offers and sales of the notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.]

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and SC that:

•

it will not offer or sell any offered notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•

it will not offer or sell any offered notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom – Prohibition on Offers to UK Retail Investors

Each underwriter has severally, but not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any UK retail investor in the UK. For the purposes of this provision:

(a)	the expression “UK retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of UK domestic law by virtue of the EUWA, and as amended; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA (such rules and regulations as amended) to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, and as amended; or

(iii)	not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes.

United Kingdom – Other Regulatory Restrictions

Each underwriter has severally, but not jointly, represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

European Economic Area

Each underwriter has severally, but not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any EU retail investor in the EEA. For the purposes of this provision:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of the EU Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes.

FORWARD-LOOKING STATEMENTS

This prospectus (including any related free writing prospectus prepared by us or on our behalf, if any) and the documents incorporated by reference herein contain forward-looking statements. In addition, certain statements made in future SEC filings by the sponsor, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s[, the grantor trust’s] or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will,” “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “forecast,” “outlook,” or other words of similar meaning. The sponsor, the issuing entity[, the grantor trust] and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the receivables, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the sponsor, the servicer, the administrator or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention;

•	certain features of the notes and financial market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes; and

•	other risk factors identified from time to time in our public disclosures, including in the reports that we file with the SEC.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and in the documents incorporated by reference. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, the depositor, the trustees, issuing entity, [the grantor trust,] the servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including United States federal income tax matters, will be passed upon for the servicer, the sponsor, the depositor [,][and] the issuing entity [and the grantor trust] by [_____________]. Certain legal matters for the underwriters will be passed upon by [____________].

GLOSSARY

“APR” means, with respect to a receivable, the “Annual Percentage Rate” disclosed in such receivable.

“Available Funds” means, for any payment date and the related Collection Period, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such Collection Period, (ii) the sum of the repurchase prices deposited into the collection account with respect to each receivable that will be repurchased [or purchased] by the sponsor [or the servicer, as applicable,] on that payment date and (iii) any amounts of cash on deposit in the reserve account in excess of the Specified Reserve Account Balance, [(iv) the Net [Swap] [Cap] Receipts (excluding any [swap] [cap] termination payments received from the [swap] [cap] counterparty and deposited into the [swap] [cap] termination payment account), (v) amounts on deposit in the [swap] [cap] termination payment account that exceed the cost of entering into a replacement interest rate [swap] [cap] agreement or any amounts on deposit in the [swap] [cap] termination payment account if the issuing determines not to replace the initial interest rate [swap] [cap] agreement and the Rating Agency Condition is met with respect to such determination, (vi) the amount by which any amounts received from a replacement [swap] [cap] counterparty in consideration for entering into a replacement [swap] [cap] agreement exceeds the payments due to the [swap] [cap] counterparty following the termination of the interest rate [swap] [cap] agreement following an event of default or termination event under the interest rate [swap] [cap] agreement,] [(vii) the investment income accrued during such Collection Period from the investment of funds in the pre-funding account] and (viii) any amounts deposited into the collection account in connection with the exercise of an optional redemption of the notes.

[“Benchmark” means, initially, the SOFR Rate; provided that, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]

[“Benchmark Administrator” means, the administrator of the Benchmark.]

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.]

[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.]

[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

[“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the Benchmark Administrator permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.]

[“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the Benchmark Administrator (or such component) announcing that such Benchmark Administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the Benchmark Administrator (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the Benchmark Administrator (or such component), a resolution authority with jurisdiction over the Benchmark Administrator (or such component) or a court or an entity with similar insolvency or resolution authority over the Benchmark Administrator, which states that the Benchmark Administrator (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the Benchmark Administrator announcing that the Benchmark is no longer representative.]

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Illinois, Texas or New York, or in the state in which the corporate trust office of the indenture trustee [or the principal place of business of the [swap counterparty] [cap provider], if any,] is located, are authorized or obligated by law, executive order or government decree to be closed; provided that, when used in the context of a payment date, Business Day means any day other than (i) a Saturday or Sunday or (ii) a day on which the Federal Reserve Bank of New York is closed.

“Class A-1 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-1 notes.

“Class A-2[-A] Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2-A notes.

“[Class A-2-B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2-B notes].

“Class A-3 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-3 notes.

[“Class A-4 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-4 notes.]

“Class B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class B notes.

“Class C Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class C notes.

“Class D Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class D notes.

[“Class E Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class E notes.]

“Collection Period” means the period commencing on the first day of each calendar month and ending on the last day of such calendar month (or, in the case of the initial Collection Period, the period commencing on the close of business on the cut-off date and ending on [_____][•], 20[•]). As used in this prospectus, the “related” Collection Period with respect to any date of determination or payment date will be deemed to be the Collection Period which immediately precedes that date of determination or payment date.

“Collections” means, to the extent received by the servicer after the cut-off date, the sum of (A) with respect to any receivable, (i) any monthly payment by or on behalf of the obligor thereunder, (ii) any full or partial prepayment of that receivable and (iii) any other amounts received by the servicer which, in accordance with its customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the principal balance of that receivable, including rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was financed by such receivable and (B) Net Liquidation Proceeds; provided, however, that the term “Collections” in no event will include (1) for any payment date, any amounts in respect of any receivable repurchased [or purchased] by the sponsor [or the servicer, as applicable,] on a prior payment date, (2) any Supplemental Servicing Fees or (3) any amounts required by law to be remitted to the related obligor.

[“Compounded SOFR” with respect to any U.S. Government Securities Business Day, means:

(1) the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.]

“Contract Rate” means, with respect to a receivable, the rate per annum at which interest accrues under the contract evidencing such receivable. Such rate may be less than the “Annual Percentage Rate” disclosed in the receivable.

“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding, and thereafter the Class C notes as long as any Class C notes are outstanding, and thereafter the Class D notes as long as any Class D notes are outstanding[, and thereafter the Class E notes as long as any Class E notes are outstanding].

“Cram Down Loss” means, with respect to any receivable (other than a Defaulted Receivable) as to which any court in any bankruptcy, insolvency or other similar proceeding issues an order reducing the principal amount to be paid on such receivable or otherwise modifies any payment terms with respect thereto, an amount equal to the amount of the principal reduction ordered by such court. A “Cram Down Loss” will be deemed to have occurred on the date of issuance of such court’s order.

“Defaulted Receivable” means, with respect to any Collection Period, a receivable as to which (a) a related monthly payment became 120 days past due during such Collection Period and the servicer has not repossessed the related financed vehicle, (b) the servicer has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its repossession inventory for 90 days, whichever occurs first, or (c) the servicer has charged-off in full the related principal balance or has determined that such principal balance should be charged-off in full on the servicing records of the servicer in accordance with its customary servicing practices.

“Deficiency Balance” means, with respect to any receivable, any deficiency balance, charged-off amount, principal balance, accrued interest and/or fees and any related security; provided, that such amounts and related security relate to a receivable which is a Defaulted Receivable.

“Delinquency Trigger” means, for any payment date and the related Collection Period, [ ]%.

[“Early Amortization Event” has the meaning set forth in “The Transfer Agreements and the Servicing Agreements—The Revolving Period.”]

“ERISA regulation” means the United States Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974, as amended.

[“Fifth Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes as of that payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes, the Class C notes, the Class D notes and the Class E notes on that payment date) over (y) [the sum of (i)] the Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period] minus (2) the sum of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal for that payment date; provided, however, that the Fifth Allocation of Principal on and after the final scheduled payment date for the Class E notes will not be less than the amount that is necessary to reduce the outstanding principal amount of the Class E notes to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal).]

“First Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (x) the Note Balance of the Class A notes as of that payment date (before giving effect to any principal payments made on the Class A notes on that payment date) over (y) the [sum of (i) the] Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period]; provided, however, that the First Allocation of Principal for any payment date on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the Note Balance of that class of Class A notes to zero.

“Fourth Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes, the Class B notes, the Class C notes and the Class D notes as of that payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes, the Class C notes and the Class D notes on that payment date) over (y) the [sum of (i) the] Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period] minus (2) the sum of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal for that payment date; provided, however, that the Fourth Allocation of Principal on and after the final scheduled payment date for the Class D notes will not be less than the amount that is necessary to reduce the outstanding Note Balance of the Class D notes to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal).

[“FRBNY” means the Federal Reserve Bank of New York.]

[“FRBNY’s Website” means the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.]

[“Grantor Trust Percentage Interest” means, with respect to a Grantor Trust Certificate, the individual percentage interest of such Grantor Trust Certificate (calculated as the percentage that the notional principal amount of such Grantor Trust Certificate represents of the aggregate notional principal amount of all Grantor Trust Certificates) which will be specified on the face thereof and which will represent the percentage of certain distributions of the Grantor Trust beneficially owned by such Grantor Trust Certificateholder. The sum of the Grantor Trust Percentage Interests for all of the Grantor Trust Certificates will be 100%.]

[“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.]

[“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.]

[“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.]

“Liquidation Expenses” means, with respect to any Defaulted Receivable and any receivable for which the related financed vehicle has been repossessed and reinstated (or attempted to be repossessed), any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection with the collection of such receivable or the repossession or liquidation of the related financed vehicle.

“Liquidation Proceeds” means, with respect to any Defaulted Receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or obligor, (b) amounts received by the servicer in connection with such receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the financed vehicle, a Deficiency Balance recovered from the obligor after the charge-off of the related receivable or as a result of any recourse against the related dealer, if any) on such receivable other than any monthly payment by or on behalf of the obligor thereunder or any full or partial prepayment of such receivable, in the case of each of the foregoing clauses (a) through (c), net of any outstanding related Liquidation Expenses and any payments required by law to be remitted to the related obligor; provided, however, that the repurchase price for any receivable will not constitute “Liquidation Proceeds”.

“Majority Certificateholders” means certificateholders holding in the aggregate more than 50% of the Percentage Interests.

[“Majority Grantor Trust Certificateholders” means grantor trust certificateholders holding in the aggregate more than 50% of the Grantor Trust Percentage Interests.]

“Net Liquidation Proceeds” means, for any Collection Period, the sum of all Liquidation Proceeds received during such Collection Period less all Liquidation Expenses incurred during such Collection Period.

[“Net Swap Payment” means for the interest rate swap agreement, the net amount with respect to regularly scheduled payments, if any, owed by the issuing entity to the swap counterparty on any payment date, including prior unpaid Net Swap Payments and any accrued interest thereon under the interest rate swap agreement, but excluding Swap Termination Payments.]

[“Net Swap Receipts” means for the interest rate swap agreement, the net amounts owed by the swap counterparty to the issuing entity, if any, on any payment date, excluding any Swap Termination Payments.]

“Non-U.S. Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes, regardless of its source, (iv) a trust, (1) if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (2) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust, or (v) an entity or arrangement treated as a partnership for United States federal income tax purposes.

“Note Balance” means, with respect to any date of determination, for any class, the Class A-1 Note Balance, the Class A-2[-A] Note Balance[, the Class A-2-B Note Balance], the Class A-3 Note Balance, [the Class A-4 Note Balance,] the Class B Note Balance, the Class C Note Balance, the Class D Note Balance [or the Class E Note Balance], as applicable, or with respect to the notes generally, the sum of all of the foregoing.

“Percentage Interest” means, with respect to a certificate, the individual percentage interest of such certificate (calculated as the percentage that the nominal principal amount of such certificate represents of the aggregate nominal principal amount of all certificates), which will be specified on the face thereof and will represent the percentage of certain distributions of the issuing entity beneficially owned by such certificateholder. The sum of the Percentage Interests for all of the certificates is 100%.

“Pool Balance” means, at any time, the aggregate outstanding principal balance of the receivables (other than Defaulted Receivables) at such time.

“Prepayment Assumption” means the method used to assume the anticipated rate of prepayments in pricing a debt instrument.

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that Hired Agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes or (b) that such Hired Agency has been given notice of that event or circumstance at least ten (10) days prior to the occurrence of that event or circumstance (or, if ten (10) days’ advance notice is impracticable, as much advance notice as is practicable and is acceptable to such Hired Agency) and such Hired Agency will not have issued any written notice that the occurrence of that event or circumstance will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes.

[“Receivables Purchase Price” means, with respect to subsequent receivables purchased on a funding date, [•]% of the Subsequent Pool Balance of such subsequent receivables (provided, however, that the Receivables Purchase Price on the final funding date may be adjusted as agreed to by the depositor and the issuing entity to be less than [•]% for the purpose of using all funds remaining on deposit in the pre-funding account to purchase subsequent receivables).]

“Record Date” means, with respect to any payment date or redemption date, (i) for any definitive securities, the close of business on the last Business Day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs, (ii) for any book-entry notes, the close of business on the Business Day immediately preceding such payment date or redemption date, or (iii) any other day specified in this prospectus.

[“Reference Time” means, with respect to any setting of the then-current Benchmark, the time determined by the administrator.]

“Regular Allocation of Principal” means, with respect to any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the Note Balance of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b)(i) the [sum of (A) the] Pool Balance as of the end of the related Collection Period [plus (B) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period] less (ii) the Targeted Overcollateralization Amount minus (2) the sum of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal, [and] the Fourth Allocation of Principal [and the Fifth Allocation of Principal] for such payment date.

[“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.]

“SBNA” means Santander Bank, N.A., a national banking association.

“SC” means Santander Consumer USA Inc., an Illinois corporation.

“SEC” means the Securities and Exchange Commission.

“Second Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes and the Class B notes as of that payment date (before giving effect to any principal payments made on the Class A notes and the Class B notes on that payment date) over (y) [the sum of (i)] the Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period] minus (2) the First Allocation of Principal for that payment date; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the outstanding Note Balance of the Class B notes to zero (after the application of the First Allocation of Principal).

[“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an interest rate swap agreement that is not a Subordinated Swap Termination Payment.]

“Severely Distressed Receivable” means, as of any date of determination, a receivable (other than a repurchased receivable) (i) that is 60 or more days delinquent or, if less than 60 days delinquent, the related obligor has experienced a hardship and, in the judgment of the servicer in accordance with its customary servicing practices, it is reasonably foreseeable that the obligor will be unable to pay the principal balance of, and accrued and unpaid interest and fees on, such receivable in accordance with its terms, (ii) that is a Defaulted Receivable, (iii) for which the obligor is the subject of a bankruptcy or other insolvency proceeding, (iv) for which the related financed vehicle has been repossessed (or for which the servicer has initiated repossession proceedings), (v) for which the related Financed Vehicle has been subject to theft or suffered destruction or damage that would be determined to be beyond repair in accordance with Customary Servicing of the Receivables or (vi) for which the maturity date is in less than six months and, in the judgment of the servicer in accordance with its customary servicing practices, it is reasonably foreseeable that the obligor will be unable to pay the principal balance of, and accrued and unpaid interest and fees on, such receivable by the maturity date.

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Simple Interest Method” means the method of calculating interest due on a motor vehicle receivable on a daily basis based on the actual outstanding principal balance of the receivable on that date.

“Simple Interest Receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between interest, principal and other charges based on the actual date on which a payment is received and for which interest is calculated using the Simple Interest Method.

[“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the interest period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).]

“Special Tax Counsel” means [__________], as special federal tax counsel to the depositor.

“Specified Reserve Account Balance” means, for any payment date, an amount [equal to] [which will be not less than] [•]% of the [[sum of (i) the] [Adjusted] Pool Balance as of the [initial] cut-off date [and (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent cut-off date][outstanding balance of the notes after giving effect to all payments of principal on that payment date]; provided, that on any payment date after the notes are no longer outstanding following payment in full of the principal of and interest on the notes, the “Specified Reserve Account Balance” will be $0.

[“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an interest rate swap agreement where the swap counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such interest rate swap agreement.]

[“Subsequent Pool Balance” means, with respect to all of the subsequent receivables transferred on a funding date, the aggregate principal balance of such subsequent receivables as of the related subsequent cut-off date.]

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges and (iv) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

[“Swap Termination Payment” means payments due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty, including interest that may accrue thereon under the interest rate swap agreement, due to a termination of the interest rate swap agreement due to an “event of default” or “termination event” under the interest rate swap agreement.]

[“Target Reinvestment Amount” means, as of any payment date during the revolving period, the excess, if any, of the aggregate principal amount of the notes as of the preceding payment date or the closing date, as applicable, plus the Targeted Overcollateralization Amount over the aggregate receivables principal balance as of the last day of the monthly period related to the then current payment date.]

“Targeted Overcollateralization Amount” means, [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [•] notes are paid in full,] [•]% of the Pool Balance as of the last day of the related Collection Period [and (ii) for each payment date after the payment date on which the Class [•] notes are paid in full, [•]% of the Pool Balance as of the last day of the related Collection Period] and (b)][•]% of the [sum of (x) the] Pool Balance as of the [initial cut-off date plus (y) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date].

[“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable interest period at the SOFR Determination Time, as such rate is published by the Term SOFR Administrator; provided, however, that if as of the SOFR Determination Time on such date, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Transition Event with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to the date of such SOFR Determination Time.]

[“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the administrator).]

[“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.]

“Third Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes, the Class B notes and the Class C notes as of that payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes and the Class C notes on that payment date) over (y) [the sum of (i)] the Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period,] minus (2) the sum of the First Allocation of Principal and the Second Allocation of Principal for that payment date; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for the Class C notes will not be less than the amount that is necessary to reduce the outstanding Note Balance of the Class C notes to zero (after the application of the First Allocation of Principal and the Second Allocation of Principal).

[“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.]

[“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.]

“Unrelated Amounts” means (a) amounts deposited by the servicer into the collection account but later determined by the servicer to be mistaken or returned deposits or postings, (b) amounts deposited by the servicer into the collection account as Collections but which were later determined by the servicer to not constitute Collections with respect to the receivables and (c) amounts received by the servicer with respect to a receivable that the servicer is prohibited from depositing into the collection account or otherwise remitting to the issuing entity [or the grantor trust] by law or court order, the direction of a regulatory authority or regulatory guidance.

INDEX

[statistical] cut-off date	9
10 percent shareholder	166
60-Day Delinquent Receivables	115
AAA	119
ABS	87
ABS Tables	88
Acting General Counsel	156
adjusted pool balance	15
administration agreement	111
administration fee	1, 120
administrator	1
Affected Investors	159
amortizable bond premium	165
amortization period	11, 124
APR	178
Assessment of Compliance	134
asset representations reviewer	2
Asset Review	117
asset-level data	70
Attestation Report	134
Available Funds	178
Bankruptcy Code	153
Benchmark	178
Benchmark Administrator	178
Benchmark Rate	3
Benchmark Replacement	178
Benchmark Replacement Adjustment	178
Benchmark Replacement Conforming Changes	179
Benchmark Replacement Date	179
Benchmark Transition Event	179
Benefit Plan	170
Business Day	179
calculation agent	2, 104
cap provider	2, 109
Cap Rate	110
Cap Receipt	109
Cap Termination Payment	111
Cap Termination Payment Account	111
capital assets	161
Cede	vi
certificateholders	3
certificates	3
CFPB	32
chattel paper	147
Class A notes	3
Class A-1 Note Balance	179
Class A-2 notes	2
Class A-2[-A] Note Balance	180
Class A-2[-B] Note Balance	180
Class A-3 Note Balance	180
Class A-4 Note Balance	180
Class B Note Balance	180
Class C Note Balance	180
Class D Note Balance	180

Class E Note Balance	180
Clearstream	98
closing date	3
Code	134
Collection Period	180
Collections	180
Compounded SOFR	180
Contract Rate	181
controlled foreign corporation	166
Controlling Class	181
Counterparty	66
Cram Down Loss	181
Credit Guidelines	57
cut-off date	8
Defaulted Receivable	181
Deficiency Balance	181
Delinquency Percentage	115
Delinquency Trigger	115, 181
depositor	1
Dodd-Frank Act	32, 156
DTC	vi, 98
Early Amortization Event	181
EEA	viii
effectively connected earnings and profits	167
Eligibility Representations	114
ERISA	170
ERISA regulation	181
EU	19
EU Affected Investors	159
EU CRR	159
EU Investor Requirements	159
EU PRIIPS Regulation	viii
EU Prospectus Regulation	viii
EU Qualified Investor	viii
EU retail investor	176
EU Retail Investor	viii
EU Securitization Regulation	159
EUWA	vii
event of default	7, 136
excess interest	17
expected final payment date	5
FATCA	167
FCA	159
FDIC	34, 156
Fifth Allocation of Principal	181
final scheduled payment date	106
financed vehicles	9
First Allocation of Principal	181
fixed rate notes	3
floating rate notes	3
Fourth Allocation of Principal	182
FRBNY	38, 182
FRBNY’s Website	182
FSMA	vii, 159

FTC	32
FTC Rule	151
funding date	11
funding period	11
GAP	33
grantor trust	1
grantor trust certificate	8
Grantor Trust Percentage Interest	182
grantor trust trustee	2, 48
HDC Rule	151
Hired Agencies	20
Holder-in-Due-Course	151
indenture trustee	2, 49
Instituting Noteholders	116
Interest Rate Cap Agreement	109
interest rate swap agreement	107
Investment Company Act	18, 158
investors	98
IRS	160
ISDA Definitions	182
ISDA Fallback Adjustment	182
ISDA Fallback Rate	182
issuing entity	1
issuing entity property	8
lemon laws	151
Liquidation Expenses	182
Liquidation Proceeds	182
Loan Policy	57
Majority Certificateholders	182
Majority Grantor Trust Certificateholders	183
make-whole discount rate	125
make-whole payment	125
market discount rules	164
MiFID II	viii
monthly remittance condition	121
MPLFA	51
Net Liquidation Proceeds	183
net swap payment	17
Net Swap Payment	183
Net Swap Receipts	183
NI 33-105	viii
Non-U.S. Person	183
Note Balance	183
Note Factor	102
Note Owner	98
note redemption period	5, 125
Noteholder Direction	116
notes	3
obligors	8
offered notes	3
OID	44, 157
OLA	156
Order	vii
originator	1, 56
owner trustee	2
payment date	4, 98

payment default	138
Percentage Interest	183
Permitted Modification	130
Plan	170
policy limits	58
pool balance	7
Pool Balance	183
Pool Factor	102
portfolio interest	166
PRA	159
PRASR	159
pre-funded amount	11, 123
pre-funding account	11
Prepayment Assumption	183
Principal Payment Amount	125
PTCE	171
purchase agreement	111
Rating Agency Condition	183
Receivable Modification	130
receivables	8
receivables contribution agreement	111
receivables pool	8
Receivables Purchase Price	183
record date	4, 98
Record Date	184
Reference Time	184
Regular Allocation of Principal	184
Regulation RR	19
related person	166
Relevant Governmental Body	184
Relief Act	61, 155
requesting party	118
Retained Notes	174
Review Expenses	116
Review Satisfaction Date	115
revolving period	11, 123
Rule 193 Information	85
sale agreement	111
SBNA	1
SC	vi, 1, 51, 184
SEC	vi, 184
SECN	159
Second Allocation of Principal	184
Securities Act	173
securitized pool	83
seller	1
senior swap termination payment	17
Senior Swap Termination Payment	184
servicer	1, 59
servicer replacement events	132
servicing agreement	111
servicing fee	1, 129
Severely Distressed Receivable	184
Short-Term Note	184
Similar Law	171
Simple Interest Method	185

Simple Interest Receivables	185
SOFR	i, 2
SOFR Adjustment Conforming Changes	185
SOFR Adjustment Date	104
SOFR Determination Time	104
SOFR Rate	104
Special Tax Counsel	185
specified reserve account balance	15
Specified Reserve Account Balance	185
sponsor	1
SR 2024	159
Stellantis	51
step-up amount	6
Step-up Amount	125
step-up rate	6
Step-up Rate	125
Subject Receivables	115
Subordinate Swap Termination Payment	185
subordinated swap termination payment	17
subsequent cut-off date	9
Subsequent Pool Balance	185
subsequent receivables	11
Supplemental Servicing Fees	185
swap counterparty	2
Swap Termination Payment	185

Target Reinvestment Amount	185
targeted overcollateralization amount	15
Targeted Overcollateralization Amount	185
Term SOFR	186
Term SOFR Administrator	186
Term SOFR Reference Rate	186
Third Allocation of Principal	186
transfer agreements	111
U.S. Government Securities Business Day	186
UCITS	159
UK	vii
UK Affected Investors	159
UK CRR	159
UK Investor Requirements	159
UK PRIIPS Regulation	vii
UK Prospectus Regulation	vii
UK Qualified Investor	vii
UK retail investor	175
UK Retail Investor	vii
UK Securitization Framework	159
Unadjusted Benchmark Replacement	186
Unrelated Amounts	186
verification documents	115
weighted average life	89
yield supplement overcollateralization amount	127

APPENDIX A

Static Pool Information About Certain Previous Securitizations

Monthly Net Cumulative Losses(1)

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

(1)

“Liquidation proceeds” included in the calculation of “net cumulative loss” are net of external costs associated with repossession, as well as auction, painting, repair, refurbishment and similar expenses.

31-60 Days Delinquent

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

61-90 Days Delinquent

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

91-120 Days Delinquent

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

Note Factor Rate

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

Pool Factor Rate

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

Prepayment Speed (1-month ABS)

As of [______][•], 20[•]

Period	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
1	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
8	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
9	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
11	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
26	[•]%	[•]%	[•]%	[•]%	[•]%
27	[•]%	[•]%	[•]%	[•]%	[•]%
28	[•]%	[•]%	[•]%	[•]%	[•]%
29	[•]%	[•]%	[•]%	[•]%
30	[•]%	[•]%	[•]%	[•]%
31	[•]%	[•]%	[•]%
32	[•]%	[•]%	[•]%
33	[•]%	[•]%	[•]%
34	[•]%	[•]%	[•]%
35	[•]%	[•]%	[•]%
36	[•]%	[•]%
37	[•]%	[•]%
38	[•]%	[•]%
39	[•]%
40	[•]%
41	[•]%

Summary Information for Prior Securitized Pools

	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
Origination Statistics
Original Pool Balance	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]
Original Pool Count	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Average Original Contract Balance	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]	$[•]
Weighted Average Contract Rate	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Original Term	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Remaining Term	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average LTV	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average FICO® Score(1)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Min FICO® Score	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Max FICO® Score	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Loss Forecasting Score(2)(3)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

Vehicle Type (% of Aggregate Principal Balance)
Used %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
New %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Contract Rate (% of Aggregate Principal Balance)
14.00% and below	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
14.01% - 15.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15.01% - 16.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
16.01% - 17.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
17.01% - 18.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
18.01% - 19.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19.01% - 20.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20.01% - 21.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
21.01% - 22.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
22.01% - 23.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
23.01% - 24.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
24.01% - 25.00%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25.01% and above	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Geographic Distribution (% of Aggregate Principal Balance)
Top 1 State	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 1 State %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 2 State	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 2 State %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 3 State	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 3 State %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 4 State	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 4 State %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 5 State	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 5 State %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

(1)	Excludes receivables with no FICO® score at origination.
(2)

The sponsor’s scoring model has been refined from time to time. The information presented in this table reflects loan funded scores (formerly known as loss forecasting scores) generated under SC’s current scoring model.

(3)	Excludes receivables in pools that were acquired from unaffiliated third-party originators or were originated prior to 2009.

	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
Vehicle Make Distribution (% of Aggregate Principal Balance)
Top 1 Make	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 1 Make %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 2 Make	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 2 Make %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 3 Make	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 3 Make %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 4 Make	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 4 Make %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Top 5 Make	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]	[_____]
Top 5 Make %	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Model Year (% of Aggregate Principal Balance)
20[•] or earlier	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Original Term (% of Aggregate Principal Balance)
0-24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25-36	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
37-48	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
49-60	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
61-72	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
73+	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
Remaining Term (% of Aggregate Principal Balance)
1-6	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
7-12	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
13-18	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
19-24	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25-30	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
31-36	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
37-42	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
43-48	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
49-54	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
55-60	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
61-66	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
67-72	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
73-75	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Amount Financed (% of Aggregate Principal Balance)
$0.01 - $5,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$5,000.01 - $10,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$10,000.01 - $15,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$15,000.01 - $20,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$20,000.01 - $25,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$25,000.01 - $30,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$30,000.01 - $35,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$35,000.01 - $40,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$40,000.01 - $45,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$45,000.01 - $50,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$50,000.01 and greater	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Current Principal Balance (% of Aggregate Principal Balance)
$0.01 - $5,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$5,000.01 - $10,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$10,000.01 - $15,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$15,000.01 - $20,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$20,000.01 - $25,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$25,000.01 - $30,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$30,000.01 - $35,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$35,000.01 - $40,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$40,000.01 - $45,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$45,000.01 - $50,000.00	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
$50,000.01 and greater	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]	[SDART] [DRIVE] 20[•]-[•]
Original Mileage (% of Aggregate Principal Balance)
0 - 5,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
5,001 - 10,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
10,001 - 15,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
15,001 - 20,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
20,001 - 25,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
25,001 - 30,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
30,001 - 35,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
35,001 - 40,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
40,001 - 45,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
45,001 - 50,000	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
50,001 and above	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

Loan Funded Score (% of Aggregate Principal Balance)(4)
350 and lower	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
351-400	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
401-450	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
451-500	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
501-550	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
551-600	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
601 and higher	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Not Available(5)	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

FICO® Score (% of Aggregate Principal Balance)
400 and lower	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
401-450	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
451-500	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
501-550	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
551-600	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
601-650	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
651-700	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
701 and higher	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
No FICO® Score(6)	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

LTV Range (% of Aggregate Principal Balance)
Less than 100%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
100% - 109.99%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
110% - 119.99%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
120% - 129.99%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
130% - 139.99%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
140% - 149.99%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
150% and greater	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

(4)

The sponsor’s scoring model has been refined from time to time. The information presented in this table reflects loan funded scores (formerly known as loss forecasting scores) generated under SC’s current scoring model.

(5)	Receivables in pools that were acquired from unaffiliated third-party originators or were originated prior to 2009 were unable to be scored with the current model.
(6)	“No FICO® Score” represents those receivables where no FICO® score for the obligor was available at origination.

Delinquencies and Cumulative Net Credit Losses(1)

[SDART][DRIVE] 20[•]-[•]

Monthly Prepayment Speed(1)

[SDART][DRIVE] 20[•]-[•]

Note Factor and Pool Factor(1)

[SDART][DRIVE] 20[•]-[•]

(1)

[Graphical presentation of static pool information for a prior securitized pool has been included for illustrative purposes. Updated static pool data that complies with Item 1105 of Regulation AB will be included in each prospectus in connection with each offering of securities hereunder.]

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein is correct as of any time since the date of this prospectus.

[Santander] Drive Auto Receivables Trust 20[●]-[●]

Issuing Entity

[Santander] Drive Auto Receivables Trust 20[●]-[●] will issue asset-backed notes with an aggregate initial principal amount of $[●]. The following notes will be offered:

Class A-1 Notes		$	[	●]
Class A-2[-A] Notes	[}]	$	[	●]
[Class A-2-B Notes]
Class A-3 Notes		$	[	●]
[Class A-4 Notes]		$	[	●]
Class B Notes		$	[	●]
Class C Notes		$	[	●]
Class D Notes		$	[	●]
[Class E Notes]		[$	]	[●]

Santander Drive Auto Receivables LLC

Depositor

Santander Consumer USA Inc.

Sponsor [and Servicer]

[_____]

[Servicer]

PROSPECTUS

UNDERWRITERS

[●]

[●]

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$3,101,220.39
Accountant Fees and Expenses	$883,191.13
Legal Fees and Expenses	$3,426,172.50
Printing and Engraving Costs	$913,646.00
Trustee Fees and Expenses	$685,234.50
Asset Representations Reviewer Fees and Expenses	$76,137,17
Rating Agency Fees	$8,100,994.53
Miscellaneous Expenses	$600,000.00

Total	$17,786,596.23

Item 13. Indemnification of Directors and Officers.

Santander Drive Auto Receivables LLC

Santander Drive Auto Receivables LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect that, subject to certain limited exceptions, it will indemnify its members, officers, directors, independent directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of any of the foregoing (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the registrant or its members otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act relating to certain information provided or actions taken by the underwriters.

Other Indemnification

The registrant may maintain insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such expense, liabilities or loss under the Delaware Limited Liability Company Act). Additionally, an affiliate of the registrant may from time to time agree to indemnify a Covered Person on terms and conditions similar to the indemnification provided under its limited liability company agreement.

Item 14(a). Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement among Santander Drive Auto Receivables LLC (the “Depositor”), Santander Consumer USA Inc. (“SC”) and [●], as representative of the several underwriters

3.1	Certificate of Formation of the Depositor

3.2	Amended and Restated Limited Liability Company Agreement of the Depositor

3.3	First Amendment to Amended and Restated Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture between [Santander] Drive Auto Receivables Trust 20[●]-[●] and [●], as Indenture Trustee (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality

5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality of the Grantor Trust Certificates

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters

10.1	Form of Purchase Agreement between SC, as seller, and the Depositor, as purchaser

10.2	Form of Sale Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●] and the Depositor, as seller

10.3	Form of Receivables Contribution Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●] and [Santander] Drive Auto Receivables Grantor Trust 20[●]-[●]

10.4	Form of Servicing Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●], [SC][Santander Bank, N.A. (“SBNA”)], as servicer, SC, as sponsor and as administrator, and [●], as indenture trustee

Exhibit No.	Description
10.5	Form of Administration Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●], [Santander] Drive Auto Receivables Grantor Trust 20[●]-[●], SC, as administrator, and [●], as indenture trustee

10.6	Form of Amended and Restated Trust Agreement between the Depositor, as Depositor, and [●], as owner trustee

10.7	Form of Amended and Restated Grantor Trust Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●], as Grantor Trust Seller, and [●], as Grantor Trust Trustee

10.8	Form of Asset Representations Review Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●],[Santander] Drive Auto Receivables Grantor Trust 20[●]-[●], SC, as sponsor, [SC][SBNA], as servicer, and [●], as Asset Representations Reviewer

10.9	Form of Interest Rate [Cap] [Swap] Agreement between [Santander] Drive Auto Receivables Trust 20[●]-[●] and [●], as [Cap Provider][Swap Counterparty]

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1

25.2	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

102.1	Asset Data File*

103.1	Asset Related Documents*

107.1	Calculation of Filing Fee Table

*	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (§ 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i)if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A):

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 3, 2025.

SANTANDER DRIVE AUTO RECEIVABLES LLC,
a Delaware limited liability company (Registrant)

By:	/s/ Corey Henry
Name: Corey Henry
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Corey Henry and Erik Laney, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Corey Henry Corey Henry	President and Chief Executive Officer (Principal Executive Officer)	January 3, 2025

/s/ Erik Laney Erik Laney	Vice President, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	January 3, 2025

/s/ Jonathan Watson Jonathan Watson	Director	January 3, 2025

/s/ Randy Bockenstedt Randy Bockenstedt	Director	January 3, 2025

/s/ Kevin P. Burns Kevin P. Burns	Director	January 3, 2025

/s/ Jill A. Matarese Jill A. Matarese	Director	January 3, 2025